TriQuint®
SEMICONDUCTOR

2011



Annual Report

Connecting the Digital World
to the Global Network®

TriQuint SEMICONDUCTOR

MISSION

Deliver complete RF solutions that improve the performance and lower the cost of our customers' applications

STRATEGY

- **Drive innovation and integration**
- **Diversify markets**
- **Grow for scale**

2011 HIGHLIGHTS

- Achieved sixth consecutive, record-setting year: $896 million in revenue
- Robust growth in smartphones, optical networks and GaN-based defense and aerospace solutions
- Increased capacity by 40%, opened 6" line in Texas
- Named to *Fortune*† magazine's annual 100 Fastest-Growing Companies list

TriQuint's bottom line benefited from core technologies and well-established relationships in large, growing markets

- RF industry's broadest technology portfolio of in-house actives and passives
- Size and cost leadership through integration-enabling technologies like CuFlip™
- Supplier excellence awards from Raytheon Space and Airborne Systems, ZTE, Sony Ericsson and Yulong Telecommunication
- 2011 CS Industry Award for GaN R&D and numerous product awards

†*Fortune* is a registered trademark of Time Inc. and is used under license.

Revenue by End Market*


71%
9%
20%
Mobile Devices
Networks
Defense & Aerospace

Revenue by Geographic Region*


63%
10%
27%
Asia
Americas
EMEA

Consolidated Revenue**

17% Five Year CAGR


2007
$476
2008
$573
2009
$654
2010
$879
2011
$896

Gross Profit–Non-GAAP**††


2007
$154
2008
$195
2009
$216
2010
$360
2011
$333

For more information visit www.triquint.com

*Based on revenue for the year ended 12/31/2011. **Dollar amounts in millions. ††Please refer to the Supplement to 2011 Financial Highlights on the back page of this annual report for a GAAP to non-GAAP reconciliation.

"We see tremendous opportunity ahead. With continued RF innovation through integration and commitment to our customers' success, TriQuint is poised at the forefront of demand."

To Our Shareholders,

TriQuint successfully navigated a challenging year in 2011, achieving our sixth consecutive year of record revenue. Our vibrant culture, passionate employees and laser-like focus on innovation propels us forward as we deliver complete RF solutions that improve the performance and lower the cost of our customers' applications. Global projections forecast accelerated adoption of smartphones and increasing demand for wireless broadband capacity; few companies are as well prepared as TriQuint to capitalize on these opportunities.

Financial Highlights

TriQuint's revenue totaled $896 million; non-GAAP net income for 2011 was $87 million, or $0.51 per diluted share. We ended the year with $162 million in cash and investments, no debt and a $200 million untapped line of credit. We're positioned for growth.

No End in Sight for Increasing Wireless Demand

Sales of smartphones, tablets, e-readers and other wireless consumer devices are expected to reach nearly two billion units in 2012. With industry-leading technology and the broadest product portfolio, TriQuint supplies all of the critical RF products for the mobile device market. Most importantly, we have the experience and know-how to deliver innovative and highly integrated solutions.

As the world's dependence on connectivity continues to grow, even more RF capability is needed to support multiple bands of 3G, LTE and Wi-Fi. TriQuint has pioneered integrated solutions that deliver more capability in a reduced footprint. Through integration of in-house active and passive technology our products provide greater flexibility, space savings and customer value without compromising performance. Revenue from mobile devices in the past six years has yielded a 30% CAGR, and in 2011 our revenue from 3G alone increased by 20%. We see exciting opportunities ahead for TriQuint's integrated RF solutions.

Growth in Networks Infrastructure

TriQuint is focused on the world's networks for voice, data and video. The expansion of 3G, new LTE rollouts and increased data traffic on the global network are driving growing demand for our base station, optical, cable (CATV) and millimeter wave solutions. Consumers are asking for faster and better networks and TriQuint is delivering solutions. Our differentiated technologies simplify RF connectivity and provide higher performance products and greater levels of integration.

GaN R&D Supports Defense and Commercial Application Growth

Strong industry relationships and technology innovation like gallium nitride (GaN) will allow TriQuint to continue its leadership in defense applications. In 2011 TriQuint entered Phase II ahead of schedule in DARPA's Nitride Electronic NeXt-Generation Technology (NEXT) program. We continue to enhance GaN manufacturability through the Defense Production Act (DPA) Title III program. These contracts and other funded R&D programs represent significant commitment to – and confidence in – TriQuint solutions. We expect the defense industry to continue investing in surveillance and communication systems, ground-based radar and major retrofits to extend the effective life of fighter jets.

Positioned in Front of Demand

Capacity expansions in 2011 position us at the forefront of growing demand. We have expanded production capacity for advanced RF filtering solutions and completed qualification of a six-inch gallium arsenide (GaAs) line at our Texas facility. With expanded capacity and the capability to produce high-volume products in more than one location, our customers gain even greater confidence in TriQuint's ability to support their growing demand.

Driving Market Opportunity

As a leader in integrated RF solutions, we have the products and the capacity to serve the customers at the center of the global RF marketplace. Our roster of marquee customers helps ensure that TriQuint is a valued partner in decisions that will shape the future of RF technology. We have made the prudent investments in capacity needed to serve these exciting markets and anticipate good financial leverage as we grow. Our people are passionate about winning, and employee commitment is high.

We look forward to 2012 and the opportunities that it brings. We thank our customers, partners, employees and shareholders for their continued confidence and support in our journey to define and deliver the future of RF.

Ralph G. Quinsey
President & Chief Executive Officer
TriQuint Semiconductor, Inc.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 0-22660

TRIQUINT SEMICONDUCTOR, INC.
(Exact name of registrant as specified in its charter)

Delaware	**95-3654013**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

2300 N.E. Brookwood Parkway
Hillsboro, Oregon 97124
(503) 615-9000
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.001 par value per share
(Title of class)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by a check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the Registrant, based upon the closing sale price of the common stock on July 2, 2011, the last day of the Registrant's second fiscal quarter, reported on the NASDAQ Stock Market, was approximately $1,302,950,575. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the Registrant's outstanding common stock have been excluded from this computation. The determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes. The Registrant does not have any non-voting common equity securities.

As of February 23, 2012, there were 166,242,112 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the Registrant's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A in connection with the Registrant's 2012 annual meeting of stockholders, which is scheduled to be held on May 2, 2012. The definitive proxy statement will be filed with the Commission not later than 120 days after the conclusion of the Registrant's year ended December 31, 2011.

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Important Notice to Stockholders:

This Annual Report on Form 10-K contains both historical information and forward-looking statements about TriQuint Semiconductor, Inc. (collectively with its wholly owned subsidiaries, "TriQuint," "we," "us," "our" or "our company"). In some cases, you can identify forward-looking statements by terminology such as "anticipates," "appears," "believes," "continue," "estimates," "expects," "feels," "hope," "intends," "may," "our future success depends," "plans," "potential," "predicts," "reasonably," "should," "could," "thinks," "will" or the negative of these terms or other comparable terminology. Forward-looking statements in this Annual Report on Form 10-K include, in particular, statements regarding:

- *Our future growth and innovation;*
- *Vertical integration to improve the performance and lower the overall cost of our customers' applications;*
- *Increased RF content in devices and networks;*
- *New contract phases and additional contract awards leading to further infrastructure advances and enhanced GaN manufacturing capabilities;*
- *Our continued establishment and maintenance of close working relationships with industry leaders in our target markets;*
- *Establishment of new, strategic relationships with companies that provide access to new technologies, products and markets;*
- *Our mobile device strategy and ability to meet the needs and demands of the market;*
- *The seasonal fluctuations of our revenue;*
- *Growth in demand for our PtP radio products and 10, 40 and 100 Gb/s optical products;*
- *New GaN product introductions, including additional high-power switches, amplifiers and related products;*
- *Migration of base station equipment from entry-level 2G services to 3G and LTE in developing regions;*
- *Our ability to provide improvements in amplifier efficiency while providing high linearity through TriPower devices and reductions in cost and increases in efficiency for those devices;*
- *Continued decreases in selling prices of our products used by customers in the mobile devices end market;*
- *Our spending on research and development;*
- *Long-term growth prospects of our networks markets, investments by telecommunications companies in infrastructure and growth in consumer demand for data; and*
- *Improvement in macro-economic conditions.*

A number of factors affect our operating results and could cause our actual future results to differ materially from any forward-looking results, including, potential customer concentration risks; changes in our critical accounting estimates; losses that may be incurred in litigation; risks associated with manufacturing yields and our ability to improve yields, costs and subcontractor services; risks associated with our production outside of the U.S.; our reliance on certain suppliers; our expectations regarding the selling prices for our products and the prices of our suppliers' products; risks associated with intellectual property, including protecting our interests and against infringing on others'; the impact of environmental regulations on our business; risks associated with our unfilled orders; transactions affecting liquidity; capital expenditures; and other risks and uncertainties. Factors that could cause or contribute to these differences include, the risks discussed in Part I of this report entitled "Risk Factors." These statements are only predictions. Actual events or results may differ materially. In addition, historical information should not be considered an indicator of future performance. Please see Item 1A, "Risk Factors," for a discussion of some of the uncertainties, risks and assumptions associated with these statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not guarantee future results, levels of activity, performance or achievements. Moreover, we are under no duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform these statements to actual results. These forward-looking statements are made in reliance upon the safe harbor provision of The Private Securities Litigation Reform Act of 1995.

TRIQUINT SEMICONDUCTOR, INC.

INDEX

PART I

Item 1.	Business	1
Item 1A.	Risk Factors	12
Item 1B.	Unresolved Staff Comments	24
Item 2.	Properties	25
Item 3.	Legal Proceedings	25
Item 4.	Mine Safety Disclosures	26

PART II

Item 5.	Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	27
Item 6.	Selected Financial Data	29
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	31
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	44
Item 8.	Financial Statements and Supplementary Data	45
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	45
Item 9A.	Controls and Procedures	45
Item 9B.	Other Information	46

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	47
Item 11.	Executive Compensation	48
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	48
Item 13.	Certain Relationships and Related Transactions, and Director Independence	49
Item 14.	Principal Accounting Fees and Services	49

PART IV

Item 15.	Exhibits and Financial Statement Schedules	50

SIGNATURES AND CERTIFICATIONS

	Signatures	54
	Certifications	

PART I

Item 1. *Business*

Overview

TriQuint provides a comprehensive portfolio of innovative radio frequency ("RF") solutions for the devices and networks that carry voice, video and data. With design, manufacturing, sales and application support centers throughout the world, TriQuint is well positioned to meet the growing needs of the connected global community.

We design, develop and manufacture advanced high-performance RF solutions with gallium arsenide ("GaAs"), gallium nitride ("GaN"), bipolar high electron mobility transistor ("BiHEMT"), surface acoustic wave ("SAW"), temperature compensated surface acoustic wave ("TC-SAW"), bulk acoustic wave ("BAW"), copper flip ("CuFlip™") and wafer level packaging ("WLP") technologies for customers worldwide. We serve growing markets and a diverse customer base of manufacturers building connected mobile devices, second / third / fourth generation ("2G" / "3G" / "4G") cellular base stations, wireless local area networks ("WLAN"), long term evolution ("LTE"), triple-play cable solutions, fiber optic networks, point-to-point ("PtP") radios and defense and aerospace applications. TriQuint is a technology leader in GaAs and GaN foundry processes. We are dedicated to delivering innovative RF solutions built using our technology portfolio that enables quicker design turns, higher performance, a smaller footprint and lower cost bill of materials ("BOM") for our customers.

Over the past several years, we have continued to invest in our business, utilizing vertical integration and innovation to improve the performance and lower the overall cost of our customers' applications. We harness our sizable design and production capabilities to focus on the needs of RF applications as a foundation to serve our primary end markets. This strategy allows us to offer cost-saving advantages and high-quality products to companies worldwide. In the United States ("U.S."), we have design and manufacturing facilities in Oregon (corporate headquarters), Texas and Florida, with additional design facilities in California, Massachusetts and North Carolina, as well as sales support offices in various locations. Outside the U.S., we have a design facility in Germany. In addition, we have application and sales support offices in China, Finland, France, Germany, Israel, Italy, Japan, Korea, Malaysia, Singapore, Sweden, Taiwan and the United Kingdom. Finally, we have an assembly and test facility in Costa Rica and subcontractors in China, Korea, Malaysia, the Philippines and Thailand.

We use our proprietary processes in these facilities to produce high-performance RF products and believe that control of these manufacturing processes enables us to be a reliable source of supply with increased opportunities to enhance quality, reliability and manufacturing efficiency. In addition, control of our manufacturing process and our combined research and design capabilities assist us in developing new processes and products while increasing our ability to be responsive to customer requirements.

We were incorporated in California in 1981 and reincorporated in Delaware on February 12, 1997. Our principal executive offices are located at 2300 NE Brookwood Parkway, Hillsboro, Oregon 97124 and our telephone number at that location is (503) 615-9000. Information about our company is also available at our website, www.triquint.com, which includes links, free of charge, to reports and amendments to those reports we have filed with the Securities and Exchange Commission ("SEC"). The contents of our website are not incorporated by reference in this Annual Report on Form 10-K. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These reports can also be accessed at the SEC website, www.sec.gov.

Industry Background

Ever growing demand for always-on connectivity affects the entire wired and wireless communications ecosystem. Today's sophisticated mobile devices support simultaneous voice, data, video, location services and wireless connectivity options. While 3G high-speed, data-centric service continues to expand in most mature global wireless markets, 4G service is growing at a faster rate, whereas 2G service is still expanding in markets that were previously under-served. The cellular and wireless fidelity ("WiFi") radios in mobile devices are leveraged to provide connectivity across a range of devices where the preferred radio front-end architecture is highly integrated modules. TriQuint was a pioneer in producing the integrated module. These highly integrated devices are now being used within new data-centric devices, such as data cards for laptops and tablets, and a whole new genre of infotainment appliances, such as e-readers, gaming and navigation devices.

To support these feature-rich mobile devices, network operators are expanding capacity, re-architecting infrastructure design, increasing 3G base station deployments, accelerating 4G planning and upgrading backhaul capacity through microwave PtP radio and optical network links. Additionally, the cable industry continues to undergo an upgrade to the data over cable service interface specification ("DOCSIS®") 3.0 standard, which enables data convergence at higher speeds. These systems, sometimes referred to as triple-play, enable additional services such as video on demand ("VOD") and many high-definition television ("HDTV") channels. The RF content in the devices and networks is increasing due to higher frequency systems and the need to accommodate more content over existing network infrastructure. TriQuint offers a broad product portfolio that serves these growing markets, including packaged radio amplifiers and standard-setting optical modulator drivers.

Defense and aerospace markets rely on dependable microwave monolithic integrated circuits ("MMICs") in die-level and packaged forms, as well as SAW and BAW filters. Today's global defense and aerospace industry looks for commercial off-the-shelf ("COTS") convenience, balanced against the rigorous performance standards that typify microwave products for advanced communications, radar and national security use. Defense and aerospace applications require extreme precision, reliability and durability. TriQuint products include high power amplifiers, low noise amplifiers, switches, fixed frequency and voltage controlled oscillators, filters and attenuators for use in a variety of advanced systems, such as phased array radar, guidance, missiles, electronic warfare and counter measures, and space communications systems.

To address market demand for higher levels of performance, electronic communications systems manufacturers have relied heavily on advances in high-performance components and modules such as those that we produce. For example, GaAs has inherent physical properties that allow its electrons to move up to five times faster than those of silicon. This higher electron mobility permits the manufacture of GaAs integrated circuits that operate at higher levels of performance than silicon devices. Similarly, GaN advancements by TriQuint have shown that GaN devices now in production can be smaller than GaAs-based products and operate at even wider bandwidths and frequencies, making GaN ideal as a high-frequency/high-power RF solution. The performance requirements of certain critical system functions generally cannot be achieved practically using silicon-based semiconductors, filters, resonators and oscillators based on traditional technologies. As a result, systems manufacturers continue to seek components and modules that can overcome these performance limitations. GaAs and GaN semiconductor technologies are generally better alternatives to silicon solutions in almost all high-performance RF, microwave and millimeter wave applications. The higher electron mobility of GaAs and GaN enables the integrated circuits to operate at higher speeds or power than silicon devices, with lower current consumption. Lower current consumption is important in both mobile devices and base stations, and dramatically increases operational time in mobile devices and lowers electricity cost and overall operating expense in base stations. In addition, SAW and BAW technologies offer a number of advantages over traditional filter technologies, including precise frequency control and selectivity, reduced size and weight, high reliability, environmental stability and the ability to pass RF signals with minimal distortion. In general, SAW technology has a cost/performance advantage from low frequencies to approximately 2.5 gigahertz. BAW technology has a cost/performance advantage from approximately 2.5 to 10 gigahertz.

TriQuint Mission and Strategy

Our mission is to deliver RF solutions that improve the performance and lower the overall cost of our customers' applications. Our strategies to achieve this mission are to drive innovation and integration, ensure we serve a complementary and diverse set of markets, and achieve scale through targeted growth.

We continue to invest in research and development ("R&D"), capacity expansion and hiring the best and brightest talent. These tactics are enabling us to serve an array of growing markets with a diversified product portfolio within the communications and defense industries.

Total RF front-end solutions

In the mobile devices end market, we utilize our technology portfolio to create complete RF front-end solutions, including many bands, multiple frequencies and communication standards. We are strategically focused on the integration of highly specialized filters, power amplifiers, and switches that comprise the major components of an RF front-end. These discrete components can be combined into space-saving modules that result in higher-performance, smaller form factors, and greater value for 2G / 3G / 4G connected devices worldwide.

Simplify RF connectivity

Our strategy for the networks end market is "Simplifying RF Connectivity" by offering highly integrated products, trusted applications support and customer service in combination with innovative device and packaging technology that uniquely enables customers' products. We utilize in-house technology to integrate product functionality. We offer a variety of packaging options to meet the performance needs of our customers and support them through various online resources, an expanded product selection guide, a growing international team of applications engineers and a highly trained external sales and distribution force.

Technology leadership and relationships

In the defense and aerospace end market, we enjoy long-standing institutional relationships with key military subcontractors to the U.S. government. Our advanced technology is sought after in the industry and we continue to focus our internal R&D resources on the development and maturity of GaN solutions. Our integrated assembly and packaging expertise that includes the ability to take products from the wafer fabrication stage to fully-packaged devices within a secure facility advances our overall portfolio.

Additionally, we have new contract awards, such as the new Microscale Power Conversion and Near Junction Thermal Transport GaN contracts, in addition to ongoing work in support of the Defense Production Act Title III manufacturing contract, that we expect will lead to further infrastructure advances and enhanced GaN manufacturing capabilities.

Market diversity

We offer a broad range of RF products that address numerous end-user applications in a variety of synergistic communications markets. We provide a balanced portfolio of products, ranging from foundry services to die level products, MMICs, packaged components and integrated assemblies that can place integrated semiconductor and filter chips into industry-standard and custom packages. Our primary end markets are mobile devices, networks and defense and aerospace. Our products are designed on various wafer substrates using a variety of technologies.

Partnering with industry leaders

We plan to continue establishing and maintaining close working relationships with industry leaders in our target markets. We also intend to maintain existing connections, and establish new, strategic relationships with companies that provide access to new technologies, products and markets. These relationships are critical to providing us with insights into future customer requirements, which facilitate the timely development of new products to meet the changing needs of the marketplace.

Markets and Applications

We focus on three end markets in the electronic communications system industry: mobile devices, networks and defense and aerospace.

Mobile Devices

The demand in the mobile devices end market has evolved over the past several years as a result of increased demand for enhanced voice and data communication capabilities. Users want mobile devices to provide signal quality similar to wired communication systems, to be smaller and lighter, to accommodate longer talk and standby time and to contain complex functionality such as digital cameras, video recorders, music players, global positioning systems ("GPS"), Bluetooth®, and internet access. The most significant trend today in the mobile devices market is the growth of smartphones and tablet personal computers ("tablets"). These devices contain application processing capability that allows the device to be a platform for a wide variety of software applications, including e-mail, calendar, location-based services, web-based services, music, travel aids and a multitude of games. Smartphones typically have separate power amplifiers and RF circuitry for voice and data. Additionally, they typically have more than one RF line-up for multiple bands enabling multi-region access and coverage – i.e. a smartphone can be used anywhere in the world. The increased number of RF line-ups has increased the overall dollar content in an average smartphone by two to four times compared to a traditional voice-only phone. Likewise, tablets continue to increase the number of 3G and LTE bands in order to support higher data rates. The increase in wireless communication traffic has resulted in congestion of the assigned frequency bands, creating capacity issues for network operators. As a consequence, wireless communications standards are evolving to more efficiently utilize the available spectrum. Demand has increased for mobile devices that work across multiple standards and frequency bands. Mobile devices of this complexity provide new technical challenges that our products are well suited to address, and we believe our mobile device strategy will meet the needs of this evolving market.

We sell electronic components for mobile phones, including RF filters, duplexers, power amplifiers ("PAs") and power amplifier modules ("PAMs"), duplexers, transmit modules ("TXMs"), power amplifier + duplexer ("PAD") modules including our newly-released TRITIUM Duo™ family (integrated 2-in-1 PA duplexer modules), antenna switch + duplexer modules ("ADMs"), and hybrid converged power amplifier modules. We sell these products to mobile device manufacturers worldwide. Historically, the demand for RF components and modules has been driven by the increasing usage of mobile devices across the globe and the increasing complexity of those mobile devices, which utilize features such as multi-band radios and global positioning systems. The total number of handset subscribers continues to grow, with China and India growing at the fastest rates. Our growing product portfolio addresses the needs of the mobile communications ecosystem with a complete selection of innovative RF solutions for 2G, 3G, 4G, WLAN, Bluetooth® and GPS.

GaAs material and device design can provide key performance advantages over silicon, such as higher frequency operation, improved signal reception and transmission, better signal processing in congested bands and greater power efficiency for longer battery life, all important attributes of the mobile device experience. These performance advantages are also important in new mobile device applications and we believe our use of GaAs wafer substrates and a variety of technologies provides us with the ability to satisfy market demands for those products performance features. Further, our access to a broad range of process technologies enables us to integrate them in applications to optimize both product performance and cost, while providing mobile device designers with what we believe is the utmost flexibility.

Historically, we have experienced seasonal fluctuations in our sales of mobile device components. Our revenue is generally the strongest in the third and fourth quarters in response to the holiday selling season, and weakest in the first quarter of each year.

Revenue from the mobile devices end market accounted for approximately 71% of our total revenue in 2011, compared to 68% of our revenue in 2010 and 67% of our revenue in 2009.

Networks

We sell products that support the transfer of voice, video and data across wireless or wired infrastructure. We implement our strategy of "Simplifying RF Connectivity" through innovative device and packaging technology integration and strong customer relationships. Our products for this market are divided into three main categories:

- Transport, which includes wireless and wired broadband applications such as PtP radio, cable television ("CATV") / fiber to the home ("FTTH"), optical transport networks at 10, 40 and 100 Gigabits per second ("Gb/s"), and satellite ground terminals for enterprise and consumer communication applications;
- Radio Access, which comprises products for 2G, 3G, 4G (or LTE), and multi-carrier, multi-standard base stations; and
- Innovative RF solutions for emerging markets, such as automotive radar and telematics and advanced metering infrastructure ("AMI").

Our acquisition of TriAccess Technologies Inc. ("TA") in 2009 enabled us to increase our participation in the growing CATV and FTTH markets. TriQuint now offers signal amplification and filtering products for the entire network, including headend, infrastructure, and home including FTTH and RF over glass ("RFoG") systems. Continued growth in this end market is being driven by the conversion to digital programming in a number of areas (including the U.S., Europe and China), and the rise of "triple play" (voice-video-data) services by system operators. New networks and network upgrades reflect incumbent cable operators competing with telecom providers entering the market.

Data demands from WCDMA and LTE smartphones and tablets are driving the development of higher capacity radios to provide backhaul for many base stations. The confluence of this data traffic similarly requires higher capacity optical transport for long-haul and metro networks.

Base stations are critical to the mobile infrastructure, because they link the user to the network and help to determine the user experience. In addition to the demand for additional data capacity, or bandwidth, base station development is being driven by the need to serve multiple standards and frequencies with the fewest hardware platforms. Increasingly, these platforms must be "*green*" to minimize the network's operating expenses and reduce carbon footprints. In addition to reducing operating expenses, base station original equipment manufacturers ("OEMs") face continuing competitive pressure to reduce the cost of the equipment to minimize the capital expenditures of service providers. The growing popularity of smartphones and other mobile devices that consume data is expected to fuel base station market growth in 2012 and beyond. In developing regions of the globe, base station equipment being deployed has a migration path from entry-level 2G services to 3G and LTE when the region demands it.

Revenue from the networks end market accounted for approximately 20% of our total revenue in 2011, compared to 22% in 2010 and 21% in 2009.

Defense and Aerospace

Our largest customers in the defense and aerospace markets are military contractors serving the U.S. government. These prime contractors and subcontractors use our products for phased-array radar to identify, track and target threats of unknown origin as well as in communications systems. In addition, similar TriQuint components utilized in ground-based field radars are bringing new capabilities to detect and neutralize threats against infantry forces. The capability to track multiple targets simultaneously is one of the key enhancements found in the new generation of fighters such as the F-35 Lightning/Joint Strike Fighter ("JSF"). We are teamed with contractors in this program as well as engaged in retrofits of other tactical fighter jet programs. TriQuint microwave PAs provide the capability to transmit the power that is at the heart of phased array radar operation.

These radars consist of large element arrays composed of many individual integrated circuits. In addition to supplying components for airborne and ground-based phased array radars, TriQuint is engaged with prime defense contractors in the continuing development and production of radars for ship-board applications. In the military communications field, we supply filters, amplifiers and other components for hand-held and satellite communications systems. TriQuint is using its packaging and integrated assemblies expertise to speed designs, facilitate multi-chip package evolution and deliver cost-effective solutions for all types of customer needs.

TriQuint is also directly engaged with the U.S. government, primarily through contracts with Defense Advanced Research Project Agency ("DARPA"), the Air Force Research Laboratory ("AFRL"), and the Naval Research Laboratory ("NRL") to develop the next generation of RF components in GaN and GaAs. GaN high electron mobility transistor ("HEMT") devices provide the higher power density and efficiency required for future high-power phased array radar, electronic warfare, missile seeker and communications systems. Through these programs and other ongoing efforts, we continue to enhance the reliability and manufacturability of our GaN processes. In 2011, we continued work on the GaN manufacturing development award we received from AFRL (Defense Production Act Title III) in 2010. In addition, we entered Phase II of the DARPA Nitride Electronic NeXt-Generation Technology ("NEXT") program ahead of schedule during the year. We were also awarded a new DARPA contract, based in part on successes in the NEXT program, for developing new generations of ultra-high speed GaN switches (modulators) that will be used in conjunction with new generations of GaN-based RF amplifiers to reduce the size and increase the efficiency of amplifiers for defense applications. Continuing interest in GaN devices has led to more business for our GaN foundry, and the introduction of new products in 2011. Other new GaN product introductions are expected in 2012, including additional high-power switches, amplifiers and related products.

Revenue from the defense and aerospace end market accounted for approximately 9% of our total revenue in 2011, compared to 10% in 2010 and 12% in 2009.

Products

We offer a broad array of filtering, switching and amplification products for RF, microwave, and millimeter-wave applications. We utilize specialized substrate materials and high-performance process technologies such as GaAs, GaN, pseudomorphic high electron mobility transistors ("pHEMT"), GaN HEMT, heterojunction bipolar transistors ("HBT"), metal-semiconductor field effect transistor ("MESFET"), BiHEMT, WLP, CuFlip™, SAW, TC-SAW and BAW to design and manufacture products which are intended to improve the performance and lower the overall cost of our customers' applications. We believe our products offer other key advantages, including steeper selectivity, improved linearity, lower distortion, higher power and power-added efficiency, reduced size and weight, and more precise frequency control, relative to competing devices. Our broad range of standard and customer-specific integrated circuits, components and modules, and SAW and BAW duplexers and filters, combined with our manufacturing and design capabilities, allow customers to select the specific product solution that best fulfills their technical and time-to-market requirements.

Mobile Devices

Our products used by customers in the mobile devices end market include transmit modules, power amplifier modules, power amplifier-duplexer modules, duplexers, switches, integrated products and other advanced products to meet the changing needs of the global communications marketplace. We use our broad in-house technology portfolio to address the low noise, power efficient amplification, low loss switching and efficient and accurate frequency conversion requirements of system designers. Our products support 2G, 3G and 4G standards (global system for mobile communication ("GSM"), general packet radio service ("GPRS"), EDGE, code division multiple access ("CDMA"), evolution-data optimized ("EV-DO") WCDMA, high speed packet access ("HSPA"), WEDGE, WGPRS, LTE, WLAN and others) and can be found across this wide frequency spectrum. We believe our compact, highly integrated modules and components enable quicker design turns, higher performance, lower part count and reduced overall solution costs.

Networks

In the networks end market, we address three primary submarkets focused on transport, radio access, and catalog products serving multiple applications ("multi-market").

Transport is the term we use for products, standards and technology used to support higher data rates across wireless or wired infrastructure networks including long haul, metro, backhaul and access applications. This includes optical networking, CATV, FTTH, PtP radio and non-military satellite terminal communication. TriQuint's product portfolio includes millimeter wave power amplifiers, frequency converters and voltage controlled oscillators for PtP and very small aperture terminal ("VSAT") radios and high performance modulator drivers for 10, 40, and 100 Gb/s optical systems. For CATV and FTTH applications, TriQuint's products comprise a wide range of performance leading and differentiated amplifiers for headend, infrastructure, and home networks

Radio access includes our products used in all cellular standards of base stations ("BTS") and repeaters. Our radio access products include a wide range of low noise and medium power amplifiers, RF and intermediate frequency ("IF") filters, digitally-controlled attenuators, converters, mixers, and customized multi-chip modules.

TriQuint is developing a new family of high-power transistors for base stations called TriPower™. In 3G and 4G systems, TriPower devices are expected to offer a significant improvement in amplifier efficiency while providing high linearity. For the BTS OEM and the mobile service provider, TriPower devices are expected to generate less heat and provide size, weight, and overall cost reductions. TriPower is also expected to be well suited for efficient lower power and lower voltage amplifiers needed for emerging small cell base stations.

Our multi-market products include catalog components designed to be used in a variety of applications because of their standard frequency bands or broadband characteristics, as well as emerging applications such as automotive radar and AMI. These products enable the trend toward "connectivity convergence" which requires frequency coexistence and compatibility; increasingly important as more broadband data fills already crowded wireless frequencies. The next-generation trend requires new designs that leverage multiple technologies and embrace multiple standards to provide end-users with new wideband internet connections.

We utilize our extensive process and assembly technologies to integrate RF functionality both at the integrated circuit and module levels, which are optimized for application specific transceivers. Packaged devices ease assembly for our customers and make our portfolio more accessible to contract manufacturers. We use our extensive network of representative and distribution channels as well as our expanded product selection guide to provide greater and easier access to our product portfolio. Our global team of application engineers assists customers with design and production needs.

Defense and Aerospace

Our products used by customers in the defense and aerospace end market include packaged products, die-level integrated circuits ("ICs"), MMICs and, increasingly, multi-chip modules, are used in many diverse communications and phased array radar programs. These programs include major ship-based, airborne and battlefield systems as well as sat-com, electronic warfare and guidance applications. Our products are used in large scale programs with long lead-times. Once a component has been designed into an end-use product for a military application, the same component is generally used during the entire production life of the end-use product.

We are accredited by the DoD's Trusted Access Program Office for fabrication of integrated circuits as a Category 1A "Trusted Foundry."Accreditation is an assurance that TriQuint processes and procedures meet stringent quality and security controls, which can permit increased levels of high security / classified application specific integrated circuit ("ASIC") foundry services. Through accreditation, TriQuint joins a small group of GaAs suppliers certified by the DoD as able to fabricate and deliver devices for applications using standards approved and monitored by the Defense Microelectonic IC Activity Office.

Our products play a critical role in identifying and neutralizing threats against defense forces around the globe. We are actively engaged with existing customers while seeking greater emerging application opportunities. For example, our airborne radar experience with F-22 and F-18 systems has led to ongoing work in the multi-national JSF program as well as one of the newest anti-missile phased array radar systems. In addition, we expect our products to be used in retrofits that upgrade the radars and other systems for the existing F-15, F-16 and F-18 fleets. Our leadership is evidenced through selection by many agencies for high-frequency / high-reliability research and development, including awards by DARPA for Phase III of the wide bandgap semiconductor WBGS program and the NEXT program. The WBGS Phase III program focuses on near-term GaN advancements, while NEXT explores advanced and promising new GaN technology.

Design and Process Technology

We have developed a broad technology portfolio to support our product innovation in RF applications. These technologies include a variety of semiconductor processes in GaAs and GaN for power and switching applications and SAW and BAW structures for filter applications. In order to effectively utilize these technologies in developing advanced products, we have also created an infrastructure supporting these processes that includes software tools for circuit simulation and physical modeling as well as extensive component cell libraries and characterization databases. These tools supporting our advanced process capabilities enable us to efficiently develop high performance products for customers in our RF end markets. Additionally, we make these tools available to customers utilizing our foundry services to develop their own products.

Our manufacturing strategy is to use high-volume process technologies when possible that enable us to provide cost-effective, stable, uniform and repeatable solutions for our customers. We achieve this by developing process modules, which, when combined together, allow for the rapid development of new processes. As a result, we are able to enjoy the cost advantages associated with standard high-volume semiconductor manufacturing practices. The core process technology in our Hillsboro, Oregon wafer fabrication operation employs both implanted and epitaxial structures, 4 micron metal pitch, typically 0.5 or greater micron geometries, 10 to 21 mask steps, and is scalable. The recent addition of an optical process for 0.25 and 0.13 micron gates provides a significant advantage in cost, with a small degradation in performance, over the typical e-beam process required to achieve those types of gate structures. In the past year, a BiHEMT process has been qualified to allow for the monolithic integration of our full HBT and pHEMT capability on one chip. The process technology employed in our Texas wafer fabrication operation includes additional advanced performance production processes. In our Florida wafer fabrication operation, we use manufacturing techniques that are very similar to those for integrated circuits to produce our SAW devices. In our Texas wafer fabrication operations, we use manufacturing techniques that are very similar to those for integrated circuits to produce our BAW devices. In late 2011, we completed qualification of our dual source GaAs process line in Texas which is an exact replica of the process line in our Oregon facility, but on a smaller scale.

Customers

We have a broad customer base of leading systems manufacturers. Revenue from our sole customer representing 10% or more of total revenue for each period is as follows (as a percentage of total revenue):

	Year ended December 31,		
	2011	2010	2009
Foxconn Technology Group	35%	25%	20%

Some of our mobile devices customers use multiple subcontractors for product assembly and test. Therefore, revenue for our customers may not necessarily represent the entire business of a single mobile devices manufacturer. Any significant loss of, or a significant reduction in purchases by, one or more of these customers could have an adverse affect on our financial condition and results of operations.

Our sales to customers outside the U.S. accounted for approximately 73%, 63% and 64% of revenue in 2011, 2010 and 2009, respectively. Sales to our customers outside the U.S. representing approximately 10% or more of total revenue for each period are as follows (as a percentage of revenue):

	Year ended December 31,		
	2011	**2010**	**2009**
China	43%	36%	34%
Hong Kong	9%	10%	11%

Some of our sales to overseas customers are made under export licenses that must be obtained from the U.S. Department of Commerce.

Manufacturing

We currently have seven manufacturing centers located in Oregon, Texas, Florida, California, the Philippines and Costa Rica as follows:

- A 260,000 square foot Hillsboro, Oregon facility located on 50 acres of land. This facility houses our 82,000 square foot wafer fabrication facility as well as executive, administrative, engineering, test and technical offices. The fabrication facility includes 33,000 square feet of Class 10 clean room space that we currently operate as a Class 100 performance clean room.
- A 14,100 square foot, Bend, Oregon facility, of which approximately 4,600 is fabrication space. This facility was acquired as part of our TFR acquisition in 2005 and is under an operating lease expiring in June 2013.
- A 540,000 square foot Richardson, Texas facility on approximately 38 acres of land. The Richardson facility has 48,000 square feet of Class 1 clean room space; however, we currently operate the clean room as a Class 10 performance clean room.
- A 119,000 square foot wafer fabrication, assembly and test facility located in Apopka, Florida on approximately 16 acres of land. The Apopka wafer fabrication facility includes 41,600 square feet of manufacturing space and 36,000 square feet of clean room, of which 5,000 square feet is a Class 10 clean room.
- A 62,700 square foot assembly and test facility for the production of SAW filters in San Jose, Costa Rica on approximately 2 acres of land. The Costa Rican facility has over 19,000 square feet of clean room space. We use our Costa Rica facility to assemble, package, test and ship final product to customers. This facility is located in the Metro Free Trade Zone.
- A 51,500 square foot facility located in San Jose, California. This facility is under an operating lease expiring in June 2020.
- A 9,000 square foot facility located in Laguna Technopark, Philippines. This facility is under an operating lease that expires in July 2012.

The fabrication of integrated circuits and filter products in these facilities is highly complex and sensitive to particles and other contaminants, and requires production in a highly controlled, clean environment. Minute impurities, difficulties in the fabrication process or defects in the masks used to transfer circuits onto the wafers can cause a substantial percentage of the wafers to be rejected or numerous die on each wafer to be nonfunctional. The more brittle nature of GaAs wafers can also lead to more wafer breakages than experienced with silicon wafers. To maximize wafer yield and quality, we test our products in various stages in the fabrication process, maintain continuous reliability monitoring and conduct numerous quality control inspections throughout the entire production flow. Our manufacturing yields vary significantly among our products, depending upon a given product's complexity and our experience in manufacturing it.

We incur a high level of fixed costs to operate our own manufacturing facilities. These fixed costs consist primarily of facility occupancy costs, repair, maintenance and depreciation costs related to manufacturing equipment and fixed labor costs related to manufacturing and process engineering.

We generally use outside vendors who perform test and assembly services. The primary exceptions to this are the company-owned filter test and assembly operations in Costa Rica and the Philippines.

Raw Materials and Sources of Supply

We generally maintain alternative sources for our principal raw materials to reduce the risk of supply interruptions or price increases. The raw materials for our integrated circuit, module and component manufacturing operations are available from several suppliers. For our GaAs integrated circuit manufacturing operations, we currently have multiple qualified wafer vendors and mask set vendors.

For our acoustic filter manufacturing operations, we use several raw materials, including wafers made from quartz, lithium niobate ("LiNbO3") or lithium tantalite ("LiTaO3"), as well as ceramic or metal packages. Relatively few companies produce these raw materials. Our most significant suppliers of ceramic surface mount packages are based in Japan. For our SAW operations, we also utilize multiple qualified wafer vendors and qualified mask set vendors.

The average selling prices of our products used by customers in the mobile devices end market typically decrease 10-15% per year. We expect our suppliers to reduce their prices at a similar rate.

Marketing, Sales and Distribution

We sell our products through independent manufacturers' representatives, independent distributors and our direct sales staff.

Backlog

As of December 31, 2011, we had unfulfilled orders, referred to as our backlog, of approximately $171.5 million, compared to approximately $266.1 million as of December 31, 2010. The decrease in backlog was primarily the result of shorter lead times and capacity improvements as of December 31, 2011 compared to December 31, 2010. We include in our backlog all purchase orders and contracts for products requested by the customer for delivery within twelve months. We do not have long-term agreements with any of our customers, except for certain defense and aerospace and contract based revenue. Customers generally purchase our products pursuant to cancelable short-term purchase orders. Our customers have canceled these purchase orders or rescheduled delivery dates in the past, and we expect that these events will occur in the future. Accordingly, backlog as of any particular date may not be predictive of sales for any future period.

Research and Development

Our R&D efforts are focused on improving the performance, size and cost of our products in our customer's systems. We focus on both continuous improvement in our processes for design and manufacture as well as innovation in fundamental research areas such as materials, simulation and modeling, circuit design, device packaging and test. We maintain an extensive patent portfolio and also protect much of our intellectual property in the form of trade secrets. Given the significant development cycle from product concept to production revenue, our R&D is conducted with a goal of improved time to market.

As of December 31, 2011, approximately 423 of our employees were engaged in activities related to process and product research and development, and our research, development and engineering expenses in 2011, 2010 and 2009 were approximately $146.9 million, $129.2 million and $109.4 million, respectively, which were 16%, 15% and 17% of total revenue, respectively. We expect to continue to spend substantial funds on research and development.

Competition

The markets for our products are characterized by price competition, rapid technological change and short product life cycles. While we strive to maintain a strong relationship with our customers, our customers' product life cycles are short and they continually develop new products. The selection process for our products to be included in our customers' new products is highly competitive. There are no guarantees that our products will be included in the next generation of products introduced. Any significant loss of, or a significant reduction in purchases by any of our significant customers could have an adverse affect on our financial condition and results of operations. Due to the increasing requirements for lower cost, improved efficiency, reduced current consumption and smaller size, we expect to experience intense competition from existing competitors and potential new entrants that may develop a disruptive technology.

We compete primarily with the following companies: Anadigics Inc., Avago, Inc., Hittite Microwave Corporation, M/A-COM Technology Solutions, Inc., Murata Manufacturing Co., Ltd., Raytheon Company, RF Micro Devices, Inc., Skyworks Solutions, Inc., Sumitomo Electric Device Innovations, TDK-EPC Corporation and others. Competition could also come from companies developing new alternative technologies, such as complementary metal-oxide-semiconductor ("CMOS") power amplifiers and switches.

Our prospective customers are typically systems designers and manufacturers that are considering the use of our products for their high-performance communications systems. Competition is primarily based on performance elements such as linearity and efficiency, as well as price, product quality and ability to deliver products in a timely fashion. Due to the proprietary nature of our products, competition occurs almost exclusively at the system design stage. As a result, a design win by our competitors or by us often limits further competition with respect to manufacturing a given design.

Intellectual Property Matters

We rely on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We have patents granted and pending in the U.S. and elsewhere and intend to continue to apply for patents on our technology. In addition to having our own patents and patent applications, we have acquired U.S. and foreign patents and patent applications in connection with corporate mergers and acquisitions. We have approximately 315 patents that expire from 2012 to 2030.

Notwithstanding our active pursuit of patent protection, we believe that our future success will depend primarily upon the technical expertise, creative skills and management abilities of our officers and key employees rather than on patent ownership. We also rely substantially on trade secrets and proprietary technology, and actively work to foster continuing technological innovation to maintain and protect our competitive position.

Environmental Matters

Federal, state and local regulations impose various environmental controls on the storage, handling, discharge and disposal of chemicals and gases used in our manufacturing processes. We provide our own manufacturing waste water treatment and disposal for most of our manufacturing facilities and have contracted for the disposal of hazardous waste. State agencies require us to report usage of environmentally hazardous materials and we have retained appropriate personnel to help ensure compliance with all applicable environmental regulations. We believe that our activities conform to present environmental regulations.

Employees

As of December 31, 2011, we employed 2,905 people, including 2,094 in manufacturing and support related positions, 423 in process, product and development engineering, 204 in marketing and sales and 184 in general and administration functions. As of December 31, 2011, none of our employees were represented by a collective bargaining agreement, except for 51 employees in Germany. We consider our relations with employees to be good, and we have not experienced a work stoppage due to labor issues.

Item 1A. *Risk Factors*

Risk Factors

Our operating results may fluctuate substantially, which may cause our stock price to fall.

Our quarterly and annual results of operations have varied in the past and may vary significantly in the future due to a number of factors including the following:

- general economic conditions;
- disruptions to the global credit and financial markets (i.e. the European debt crises);
- inflation;
- customer concentration
- cancellation or delay of customer orders or shipments;
- market acceptance of our products and those of our customers;
- market acceptance of new/developing technologies that perform in a manner comparable to our products;
- variability of the life cycles of our customers' products;
- variations in manufacturing capacity and yields, including additional costs or delays in increasing manufacturing capacity needed to support increasing customer demand;
- utilization levels of our manufacturing capacity;
- changes in the mix of products we sell;
- volatility in precious metal prices;
- variations in operating expenses;
- variations in product warranty claims;
- impairments of our assets;
- the long sales cycles associated with our products;
- the timing and level of product and process development costs;
- variations in raw material availability, quality and costs;
- delays in new process qualification or delays in transferring processes;
- the timing and level of nonrecurring engineering revenue and expenses relating to customer-specific products;
- significant changes in our own inventory levels as well as our customers; and
- litigation costs.

We expect that our operating results will continue to fluctuate in the future as a result of these and other factors. Unfavorable changes in these or other factors could cause our results of operations to materially suffer. Due to potential fluctuations, period-to-period comparisons of our results of operations are not necessarily indicative of our future performance.

Our business may be negatively affected by the volatility and disruption of the capital and credit markets, and adverse changes in the global economy.

Uncertainty in global economic and political conditions poses a risk to our business. If slowing economic growth or sovereign debt crises, such as the current situation in the Eurozone, continue to be pervasive in the global economy, the following could result:

- product demand lower than expectations as customers delay or reduce technology purchases, advertising spending or marketing spending;
- reductions in the sales of our products and services;
- longer sales cycles;
- slower adoption of new technologies;
- increased price competition; or
- impairment of our vendors' ability to support our production requirements, resulting in delay or non-delivery of inventory shipments.

In addition, our ability to find investments that are both safe and liquid that provide a reasonable return may be impaired. In recent years, our invested cash balances have accrued low rates of interest.

New competitive products and technologies brought into the market could reduce demand for our current product offerings. Our business may be adversely affected if we fail to successfully introduce new products or to gain our customers' acceptance of those new products.

The markets for electronic communications applications in which we participate are characterized by the following:

- intense competition;
- rapid technological change;
- cyclical demand; and
- short product life cycles.

We compete with U.S. and international semiconductor manufacturers, including Skyworks, RF Micro Devices, Avago and Anadigics. Some of our competitors have significantly greater financial, technical, manufacturing and marketing resources than we do. We expect intensified competition from existing integrated circuit, SAW and BAW device suppliers, and from the potential entry of new competitors into our target markets. The operations of some companies producing products similar to ours for their internal requirements also contribute to a competitive environment.

Competition is primarily based on performance characteristics such as linearity, device size and efficiency. Other principal competitive factors include:

- prices of competitors' products;
- the timeliness of adoption of new technology;
- market acceptance of varying technologies;
- impact of new technologies on the demand for our existing products;
- product quality; and
- strategic customer relationships.

Competition from existing or potential competitors may increase due to a number of factors, including:

- new or emerging technologies in integrated circuit design using alternative materials;
- new or emerging technologies such as digital filtering direct conversion as alternatives to SAW filters;
- mergers and acquisitions among our customers and our competitors, with one another or other entities;
- longer operating histories and presence in key markets;
- strategic relationships between our competitors;
- the ability to obtain raw materials at lower costs due to larger purchasing volumes or other advantageous supply relationships;
- access to a wider customer base; and
- access to greater financial, technical, manufacturing and marketing resources.

Due to the proprietary nature of our products, competition occurs almost exclusively at the system design stage. As a result, a design win by our competitors or by us typically limits further competition with respect to a given design. Additionally, compared to GaAs, manufacturers of high performance silicon integrated circuits have achieved greater market acceptance of their existing products and technologies in some applications. Further, we compete with both GaAs and silicon suppliers in all of our target markets. If we are unable to effectively compete in these markets, our results of operations may be adversely affected.

It is critical for companies such as ours to continually and quickly develop new products to meet the changing needs of these markets. If we fail to develop new products to meet our customers' needs on a timely basis, we will not be able to effectively compete in these markets. Further, new products could be introduced by competitors that have competitive and technological advantages over our current products.

Our future success will depend, in part, upon our ability to successfully develop and introduce new products based on emerging industry standards. We have performed and must continue to perform significant research and development of advanced materials such as GaN to compete with future technologies of our competitors. These research and development efforts may not be accepted by our customers, and therefore may not achieve sustained production in the future. Further, we may not be able to improve our existing products and process technologies, or be able to develop new technologies in a timely manner or effectively support industry standards. If we fail to design and produce these products in a manner acceptable to our customers, or have incorrectly anticipated our customers' demand for these types of products, our business, financial condition and results of operations could suffer.

A limited number of customers represent a significant portion of our revenue. If we were to lose any of these customers, our revenue could decrease significantly.

We typically have end customers who generate more than 10% of our revenue for a given period. For each of 2011, 2010 and 2009, Foxconn Technology Group accounted for more than 10% of our revenue. During 2010, we experienced higher demand than could be supported by the capacity in our factories. With the capacity constraints, we focused on meeting the demand of certain customers, including Foxconn Technology Group. In 2011, as a result of allocating sales of available products to these customers, revenue resulting from sales to Foxconn Technology Group constituted a larger portion of our total revenue. While we strive to maintain a strong relationship with our customers, our customers' product life cycles are short and they continually develop new products. The selection process for our products to be included in our customers' new products is highly competitive. There are no guarantees that our products will be included in the next generation of products introduced by Foxconn Technology Group or our other customers. Any significant loss of, or a significant reduction in purchases by, this or other significant customers could have an adverse affect on our financial condition and results of operations.

If we build products to support high volume forecasts that never materialize into orders, we may have to write off excess and obsolete inventory or reduce our prices.

We typically increase our inventory levels to meet forecasted future demand. If the forecasted demand does not materialize into purchase orders for these products, we may be required to write off our inventory balances or reduce the value of our inventory to fair value, based on a reduced sales price. A write off of the inventory, or a reduction in the inventory value due to a sales price reduction, could have an adverse effect on our financial condition and operating results.

Our revenue is at risk if we do not introduce new products and/or decrease costs.

The production of GaAs integrated circuits has been and continues to be more costly than the production of silicon devices. Although we have reduced production costs through decreasing raw wafer costs, increasing wafer size and fabrication yields, decreasing die size and achieving higher volumes, we might not be able to do so in the future. Further, the average selling prices of our products have historically decreased over the products' lives and we expect them to continue to do so.

To offset these decreases, we must achieve yield improvements and other cost reductions for existing products, and introduce new products that can be manufactured at lower costs. However, we believe our costs of producing GaAs integrated circuits will continue to exceed the costs associated with the production of silicon devices. As a result, to remain competitive, we must offer devices which provide performance superior to silicon-based solutions. If we do not continue to identify markets that require performance superior to that offered by silicon solutions or if we do not continue to offer products that provide sufficiently superior performance to offset the cost differentials, our operating results could be adversely affected.

Our future success depends, in part, on our timely development and introduction of new products that compete effectively on the basis of price and performance and adequately address customer requirements. The success of new product and process introductions depends on several factors, including:

- proper selection of products and processes;
- successful and timely completion of product and process development and commercialization;
- market acceptance of our own new products, or of our customers' new products;
- achievement of acceptable manufacturing yields;
- our ability to offer new products at competitive prices; and
- managing the cost of raw materials and manufacturing services.

We may be unable to achieve expected yields on new products prior to experiencing selling price pressures on them. If our cost reductions and new product introductions do not occur in a timely manner or do not achieve market acceptance, our results of operations could suffer.

Our business could decrease if systems manufacturers do not use components made of GaAs or the other alternative materials we utilize.

Silicon semiconductor technologies are the dominant process technologies for integrated circuits and the performance of silicon integrated circuits continues to improve. In addition, the use of complementary metal–oxide–semiconductor (CMOS) is used for the construction of integrated circuits.

System designers may be reluctant to adopt our products because of:

- their unfamiliarity with designing systems with our products;
- their concerns related to manufacturing costs and yields;

- their unfamiliarity with our design and manufacturing processes; and
- uncertainties about the relative cost effectiveness of our products compared to high performance silicon components.

Systems manufacturers may not use GaAs components because the production of GaAs integrated circuits has been, and continues to be, more costly than the production of silicon devices. In addition, customers may be reluctant to rely on a smaller company like ours for critical components. We cannot be certain that additional systems manufacturers will design our products into their systems or that the companies that have utilized our products will continue to do so in the future. If our products fail to achieve market acceptance, our results of operations would suffer.

If we underutilize our manufacturing facilities our operating results could be affected.

Because portions of our manufacturing costs are relatively fixed, high utilization rates are critical to our operating results. If we fail to achieve acceptable manufacturing volumes or experience product shipment delays, our results of operations could be negatively affected. During periods of decreased demand, we have underutilized our manufacturing lines. In addition, we expanded our capacity in 2011 by adding a GaAs process line in our Texas manufacturing facility to provide dual site capability of the GaAs process. This excess capacity means we incur increased fixed costs relative to the revenue we generate, which has an adverse effect on our results of operations, particularly during economic downturns. If we are unable to improve utilization levels at these facilities during those times and correctly manage capacity, the increased expense levels will have an adverse effect on our business, financial condition and results of operations.

If we receive fewer customer orders than expected or if our customers delay or cancel orders, we may not be able to reduce our manufacturing costs in the short-term and our operating results would be negatively affected. In addition, lead times required by our customers are shrinking which reduces our ability to forecast revenue and adjust our costs in the short-term.

In some areas of our business, particularly in mobile devices, we have customers who ship their products in very large unit volumes. If we do not correctly manage capacity we may be unable to support our customers when their production volume increases and, therefore, we may be considered to be an unreliable supplier and our customers may seek alternate suppliers for products that we may have anticipated producing over an extended period of time and in large quantities, which could adversely affect our results of operations. In addition, if we experience delays in completing designs, fail to obtain development contracts from customers whose products are successful, or fail to have our product designed into the next generation product of existing volume production customers, our revenue could be negatively affected.

We face risks of a loss of revenue if contracts with the U.S. government or defense and aerospace contractors are canceled or delayed.

We receive a portion of our revenue from the U.S. government or from prime contractors on U.S. government sponsored programs, principally for defense and aerospace applications. These defense and aerospace programs with the U.S. government generally have long lead times, such as the DARPA contract to develop high power, wide band amplifiers in GaN, the NEXT program to explore advanced and promising new GaN technology and the F-35 Lightning JSF aircraft programs. These defense and aerospace programs are also subject to delays or cancellation. Further, spending on defense and aerospace contracts can vary significantly depending on funding from the U.S. government. We believe our government and defense and aerospace contracts in the recent past have been negatively affected by defense and aerospace operations such as the war in Iraq and Afghanistan, as the government has allocated more funding to the war and less on new development and long-term programs, like those in which we participate. Reductions in defense and aerospace funding or the loss of a significant defense and aerospace program or contract would have a material adverse effect on our operating results.

We face risks from failures in our manufacturing processes, the maintenance of our fabrication facilities and the processes of our vendors.

The fabrication of integrated circuits, particularly those made of GaAs, is a highly complex and precise process. Our integrated circuits are primarily manufactured on wafers made of GaAs while our SAW filters are currently manufactured primarily on LiNbO3, LiTaO3 and quartz wafers and our BAW wafers are currently manufactured on sapphire or silicon wafers. We refer to the proportion of final components that have been processed, assembled and tested relative to the gross number of components that could be constructed from the raw materials as our manufacturing yield. Compared to the manufacturing of silicon integrated circuits, GaAs technology is less mature and more difficult to design and manufacture within specifications in large volume. In addition, the more brittle nature of GaAs wafers can result in lower manufacturing yields than with silicon wafers. Further, during manufacturing, each wafer is processed to contain numerous integrated circuits or SAW/BAW filters which may also result in lower manufacturing yields. As a result, we may reject or be unable to sell a substantial percentage of wafers or the die on a given wafer because of, among other factors:

- minute impurities;
- difficulties in the fabrication process, such as failure of special equipment, operator error or power outages;
- defects in the masks used to print circuits on a wafer;
- electrical and/or optical performance; or
- wafer breakage.

In the past we have experienced lower than expected manufacturing yields, which have delayed product shipments and negatively affected our results of operations. We may experience similar difficulty in maintaining acceptable manufacturing yields in the future.

In addition, the maintenance of our fabrication facilities and our assembly facilities is subject to risks, including:

- the demands of managing and coordinating workflow between geographically separate production facilities;
- disruption of production in one of our facilities as a result of a slowdown or shutdown in one of our other facilities; and
- higher operating costs from managing geographically separate manufacturing facilities.

The transfer of production of a product to a different facility often requires the qualification of the facility by certain customers. If transfers or qualifications are not implemented on a cost-effective basis or cause delays or disruption in our production, our results of operations could be adversely affected. We also depend on certain vendors for components, equipment and services. We maintain stringent policies regarding qualification of these vendors. However, if these vendors' processes vary in reliability or quality, they could negatively affect our products, and thereby, our results of operations.

Some of our manufacturing facilities are located in areas prone to natural disasters.

We have a SAW manufacturing and assembly facility located in Apopka, Florida and assembly facilities in San Jose, Costa Rica and the Philippines. Hurricanes, tropical storms, flooding, tornadoes, and other natural disasters are common events for Florida, Asia and Central America that could affect our operations in these areas. Other natural disasters such as earthquakes, volcanic eruptions, tornadoes and flooding could also affect our facilities in California, Oregon and Texas. The following table indicates the approximate exposure we believe we have with respect to natural disasters:

Location	Type of Disaster	Approximate Percent of Total* Fixed Assets
Apopka, Florida	H	17
Bend, Oregon	E, V	—
Dallas, Texas	H	45
Hillsboro, Oregon	E, V	29
San Jose, Costa Rica	E, V, H	6
San Jose, California	E	1
Laguna Technopark, Philippines	V, H	—

E—Earthquake/mudslide
V—Volcanic eruption
H—Hurricane, tornado, typhoon, and/or flooding
* Figures are based on net fixed assets as of December 31, 2011.

Annually, we purchase commercial property damage and business interruption insurance against various risks, including earthquake, mudslide, volcanic eruption, hurricane, tornado, typhoon, and/or flooding, with limits deemed adequate for reimbursement for damage to our fixed assets and resulting disruption of operations. Any disruptions from these or other natural disasters could have a material adverse effect on our operations and financial results to the extent that losses exceed insurance recoveries.

Our operating results could be harmed if we lose access to sole or limited sources of materials, equipment or services or if our third party providers are unable to fulfill our requirements.

We currently obtain a portion of the components, equipment and services for our products from limited or single sources, such as certain ceramic packages and chemicals. We purchase these components, supplies and services and this equipment on a purchase order basis, do not carry significant inventories and generally do not have long-term supply contracts with these vendors. Our requirements are relatively small compared to silicon semiconductor manufacturers. Because we often do not account for a significant part of our vendors' business, we may not have access to sufficient capacity from these vendors in periods of high demand. We currently use subcontractors for the majority of our integrated circuit and module assemblies, as well as final product testing. Further, we expect our utilization of subcontractors to grow as module products become a larger portion of our product revenue. If these subcontractors are unable to meet our needs, it could prevent or delay production shipments and negatively affect our results of operations and our customer relationships. If we were to change any of our sole or limited source vendors or subcontractors, we would be required to requalify each new vendor and subcontractor. Requalification, which can take up to 12 months, could prevent or delay product shipments, negatively affecting our results of operations. In some cases, it would be difficult to replace these suppliers.

There are certain risks associated with dependence on third party providers, such as minimal control over delivery scheduling, adequate capacity during demand peaks, warranty issues and protection of intellectual property. Our reliance on a limited number of suppliers for certain raw materials and parts may impair our ability to produce our products on time and with acceptable yields. At times in the past, we have experienced difficulties in obtaining ceramic packages and lids used in the production of filters. At other times, the acquisition of relatively simple devices, such as capacitors, has been problematic because of the large demand swings that can occur in the handset market for such components. Supply can also be affected by natural disasters such as the tsunamis in Thailand and Japan. Our success in obtaining these products is critical to the overall success of our business. If our suppliers were unable to meet our delivery schedules or went out of business, we could have difficulty locating an alternative source, harming our business. In addition, our reliance on third-party vendors and subcontractors may negatively affect our production if the services vary in reliability or quality. If we are unable to obtain timely deliveries of our source materials in sufficient quantities and of acceptable quality or if the prices increase, our results of operations could be harmed.

If our products fail to perform or meet customer requirements, we could incur significant additional costs.

The fabrication of integrated circuits and SAW/BAW filters from substrate materials and the modules containing these components is a highly complex and precise process. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to rework or replace the products. Our products may contain undetected defects or failures that only become evident after we commence volume shipments. If such failures or defects occur, we could:

- lose revenue;
- incur increased costs such as warranty expense and costs associated with customer support;
- experience delays, cancellations or rescheduling of orders for our products; or
- experience increased product returns or discounts;

all of which could negatively affect our financial condition and results of operations.

If we fail to comply with environmental regulations we could be subject to substantial fines, and required to suspend production, alter manufacturing processes or cease operations.

Federal, state and local regulations impose various environmental controls on the storage, handling, discharge and disposal of chemicals and gases used in our manufacturing processes. For our manufacturing facilities, we generally provide our own manufacturing waste treatment and contract for disposal of some materials. We are required to report usage of environmentally hazardous materials. The failure to comply with present or future regulations could result in our having to pay a fine, suspend production, or cease our operations. These regulations could require us to acquire significant equipment or to incur other substantial expenses to comply with environmental regulations. Further, new environmental initiatives could affect the materials we currently use in production. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to future liabilities and harm our financial condition and results of operations.

Two former production facilities at Scotts Valley and Palo Alto, California from our acquisition of WJ Communications, Inc. have significant environmental liabilities for which we have entered into and funded fixed price remediation agreements and obtained cost-overrun and unknown pollution insurance coverage. These arrangements may not be sufficient to cover all liabilities related to these two sites.

Product related environmental regulations may require us to redesign our products and to develop compliance administration systems.

Increasing public attention has been focused on the environmental impact of semiconductor operations, and these regulations may require us to fund remedial action regardless of fault. If we were found to be non-compliant with any rule or regulation, we could be subject to fines, penalties and/or restrictions imposed by government agencies that could adversely affect our operating results.

Various countries have begun to adopt regulations related to the use and disposal of electronics such as the European Union's Waste Electrical and Electronic Equipment ("WEEE") and the Reduction of the Use of

Certain Hazardous Substances in Electrical and Electronic Equipment ("RoHS") directives, which could require us both to redesign our products to comply with the standards and develop compliance administration systems. For example, RoHS requires that certain substances be removed from all electronic components. We have already invested significant resources into developing compliance tracking systems, and further investments may be required. Additionally, we may incur significant costs to redesign our products and to develop compliance administration systems; however, alternative designs may have an adverse effect on our gross profit margin. If we cannot develop compliant products timely or properly administer our compliance programs, our revenue may also decline due to lower sales, which would adversely affect our operating results.

We expect additional countries and locations to adopt similar regulations in the future that may be more stringent than the current regulations.

If we fail to manage our growth effectively or to successfully integrate any future acquisition, our business could be harmed.

On an ongoing basis, we review acquisition and investment opportunities that could strengthen our product line, expand market presence and complement our technologies. We face risks from our recent and any future acquisitions or investments, including the following:

- we may fail to retain the key employees of newly acquired companies required to make the operation successful or successfully integrate personnel of those companies;
- we may experience difficulties integrating our financial and operating systems and maintaining effective internal control over financial reporting;
- we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and risk management;
- our ongoing business and operations, particularly our manufacturing yields, may be disrupted or receive insufficient management attention;
- we may not cost-effectively and rapidly incorporate the technologies we acquire or recognize the cost savings or other financial benefits we anticipated;
- we may not be able to cost-effectively develop commercial products using newly acquired technology;
- we may not be able to meet the demands of and/or retain the existing customers of newly acquired operations;
- our corporate culture may clash with that of any acquired business; and
- we may incur unknown liabilities associated with acquired businesses.

Our business may be harmed if we do not successfully address these risks or any other problems that arise in connection with future acquisitions.

If we do not hire and retain key employees, our business will suffer.

Our future success depends in large part on the continued service of our key technical, marketing and management personnel. We also depend on our ability to continue to identify, attract and retain qualified technical employees, particularly highly skilled design, process and test engineers involved in the manufacture and development of our products and processes. We must also recruit and train employees to manufacture our products without a substantial reduction in manufacturing yields. There are many other semiconductor companies located in the communities near our facilities and it may become increasingly difficult for us to attract and retain key personnel. The competition for key employees is intense, and the loss of key employees could negatively affect our business.

Our business may be harmed if we fail to protect our proprietary technology.

We rely on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We cannot be certain that patents will be issued from any of our pending applications or that patents will be issued in all countries where our products can be sold. Further, we cannot be certain that any claims allowed from pending applications will be of sufficient scope or strength to provide meaningful protection or any commercial advantage. Our competitors may also be able to design around our patents. The laws of some countries in which our products are or may be developed, manufactured or sold, may not protect our products or intellectual property rights to the same extent as do U.S. laws, increasing the possibility of piracy of our technology and products. Although we intend to vigorously defend our intellectual property rights, we may not be able to prevent misappropriation of our technology. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology.

We may need to engage in legal actions to enforce our intellectual property rights, which could require the expenditure of a significant amount of resources and the attention and efforts of our management and technical personnel. Accordingly, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Such litigation has occurred in the past and could occur again in the future. See, for example, Item 3, *Legal Proceedings*, regarding the complaint and counterclaims we filed against Avago Technologies Limited, Avago Technologies U.S., and Avago Technologies Wireless IP (collectively, "Avago"). Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on our business. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing and selling our products. Any of these situations could have a material adverse effect on our business.

Our ability to produce our products may suffer if someone claims we infringe on their intellectual property.

The integrated circuit, SAW and BAW device industries are characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. Such litigation has occurred in the past and could occur again in the future. See, for example, Item 3, *Legal Proceedings*, regarding the counterclaims filed by Avago. If it is necessary or desirable, we may seek licenses under patents or other intellectual property rights. However, we cannot be certain that licenses will be offered or that we would find the terms of licenses that are offered acceptable or commercially reasonable. Our failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of products. We have in the past paid substantial legal fees in defending ourselves against patent infringement claims and may be required to do so again in future claims. Litigation by or against us could result in significant expense and divert the efforts of our technical personnel and management, whether or not the litigation results in a favorable determination. In the event of an adverse result in any litigation, we could be required to:

- pay substantial damages;
- indemnify our customers;
- stop the manufacture, use and sale of the infringing products;
- expend significant resources to develop non-infringing technology;
- discontinue the use of certain processes; or
- purchase licenses to the technology and/or pay royalties.

We may be unsuccessful in developing non-infringing products or negotiating licenses upon reasonable terms, as the case may be, which could harm our results of operations. Further, if any third party makes a successful claim against our customers or us and a license is not made available to us on commercially reasonable terms, our business could be harmed.

We may be subject to other lawsuits and claims relating to our products.

We cannot be sure that third parties will not assert product liability or other claims against us, our customers or our licensors with respect to existing and future products. Any litigation to determine the validity of any third party's claims could result in significant expense and liability to us and divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor or covered by insurance.

Our business may suffer due to risks associated with our operations and employees located outside of the U.S.

A number of our employees and operations are located in countries other than the U.S. We also employ contractors in other countries to perform certain packaging and test operations for us. The laws and operating conditions of these countries may differ substantially from that of the U.S. As a result of having a significant amount of sales outside of the U.S., we face inherent risks from these operations, including:

- imposition of restrictive government actions, including controls, expropriations and interventions;
- currency exchange rate fluctuations;
- longer payment cycles and difficulties related to the collection of receivables from international customers;
- reduced protection for intellectual property rights in some countries;
- unfavorable tax laws;
- difficulty obtaining distribution and support;
- political instability;
- tariffs and other trade barriers;
- labor shortages and disputes;
- financial institution failure;
- widespread illness, acts of terrorism or war;
- disruption of production processes;
- power interruptions;
- interruption of freight channels and delivery schedules; and
- fraud.

In addition, due to the technological advantages provided by GaAs integrated circuits in many defense and aerospace applications, the Office of Export Administration of the U.S. Department of Commerce must license all of our sales outside of the U.S. We are also required to obtain licenses from that agency for sales of our SAW products to customers in certain countries. If we fail to obtain these licenses or experience delays in obtaining these licenses in the future, our results of operations could be harmed. Also, because a majority of our foreign sales are denominated in U.S. dollars, increases in the value of the dollar would increase the price in local currencies of our products and make our products less price competitive.

We may have exposure to income tax rate fluctuations as well as to additional tax liabilities, which would affect our financial position.

We are subject to income taxes in both the U.S. and various foreign jurisdictions. Our effective tax rate is subject to fluctuations because the income tax rates for each year are a function of the following factors, among others:

- the mix of profits or losses earned by us and our subsidiaries in numerous foreign tax jurisdictions with a broad range of income tax rates;

- changes in contingency related taxes, interest or penalties resulting from internal and governmental tax reviews and audits;
- tax holidays; and
- changes in tax laws or the interpretation of such laws, specifically related to transfer pricing, permanent establishment and other intercompany transactions.

Changes in the mix of these and other items may cause our effective tax rate to fluctuate between periods, which could have an adverse effect on our financial position.

Changes in tax regulations and/or changes in the favorable tax status of our subsidiaries in Costa Rica and Singapore would have an adverse impact on our operating results.

We are subject to taxation in many different countries and localities worldwide. In some jurisdictions, we have employed specific business strategies to minimize our tax exposure. To the extent the tax laws and regulations in these various countries and localities could change, our tax liability in general could increase or our tax saving strategies could be threatened. Such changes could have an adverse effect on our operations and financial results. For example, our subsidiary in Costa Rica operates in a free trade zone. We expect to receive a 100% exemption from Costa Rican income taxes for 2011. The tax holiday is expected to be effective through March 2017. The Costa Rican government continues to review its policy on granting tax exemptions to companies located in free trade zones, and it may change our tax status or minimize our benefit at any time. Any adverse change in the tax structure for our Costa Rican subsidiary by the Costa Rican government would have a negative effect on our net income. Also during 2011, we were granted an eight-year tax holiday on our future operations in Singapore. Although these operations were not significant during 2011, changes in the status of this tax holiday could have a negative effect on our net income in future years.

In addition, the U.S. Internal Revenue Service and several foreign tax authorities could assert additional taxes associated with our foreign subsidiaries' activities.

Our stock is subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control and may prevent our stockholders from reselling our common stock at a profit.

The securities markets have experienced significant price and volume fluctuations and the market prices of the securities of semiconductor companies have been especially volatile. The market price of our common stock may experience significant fluctuations in the future. For example, our common stock price has fluctuated from a high of $15.20 to a low of $3.97 for the 52 weeks ended December 31, 2011. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and, in response, the market price of our common stock could decrease significantly. Further, high stock price volatility could result in higher stock-based compensation expense.

A default under our line of credit could adversely affect our financial health, limit our ability to finance future acquisitions and capital expenditures, and prevent us from fulfilling our financial obligations.

Our line of credit contains numerous covenants that restrict our ability to create, incur or assume liens and indebtedness, make certain investments and dispositions, change the nature of the business, and merge with other entities without permission. Other covenants are financial in nature, including leverage and liquidity ratios. A breach of any of these covenants could result in a default under the applicable agreement or indenture. If a default were to occur, we may not be able to pay our debts or borrow sufficient funds to refinance them. Even if new financing were available, it may not be on terms acceptable to us. As a result of this risk, we could be forced to take actions that we otherwise would not take, or not take actions that we otherwise might take, in order to comply with the covenants in these agreements and indentures.

Our certificate of incorporation and bylaws include anti-takeover provisions, which may deter or prevent a takeover attempt.

Some provisions of our certificate of incorporation and amended and restated bylaws and the provisions of Delaware General Corporation Law may deter or prevent a takeover attempt, including a takeover that might result in a premium over the market price for our common stock. Our certificate of incorporation and amended and restated bylaws include provisions such as:

- *Stockholder proposals and nominations.* Our stockholders must give advance notice, generally 120 days prior to the relevant meeting, to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action.
- *Preferred stock.* Our certificate of incorporation authorizes our board of directors to issue up to five million shares of preferred stock and to determine what rights, preferences and privileges such shares have. No action by our stockholders is necessary before our board of directors can issue the preferred stock. Our board of directors could use the preferred stock to make it more difficult and costly to acquire our company.
- In addition, Delaware General Corporation Law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it more difficult for our company to be acquired without the consent of our board of directors and management.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

Location	Purpose	Approximate Building Size in Square Feet	Approximate Land in Acres	Leased or Owned
Hillsboro, Oregon	Headquarters, administration, test, technical, wafer fabrication and engineering	260,000	50	Owned
Richardson, Texas	Wafer fabrication, engineering, administration, test and technical	540,000	38	Owned
Apopka, Florida	Wafer fabrication, engineering, administration, test and technical	119,000	16	Owned
San Jose, Costa Rica	Test, assembly and administration	62,700	2	Owned
San Jose, California	Engineering, test and technical	51,500	—	Leased
Bend, Oregon	Wafer fabrication, engineering, administration, test and technical	14,100	—	Leased
Laguna Technopark, Philippines	Administration, test and assembly	9,000	—	Leased
Santa Rosa, California	Engineering, administration and test	14,050	—	Leased
Munich, Germany	Engineering and marketing	21,050	—	Leased
Taipei, Taiwan	Engineering and marketing	11,000	—	Leased
Seoul, Korea	Engineering and marketing	6,700	—	Leased
Chelmsford, Massachusetts	Engineering	14,100	—	Leased
High Point, North Carolina	Engineering	7,250	—	Leased
Los Gatos, California	Engineering and marketing	4,100	—	Leased
Changi Business Park Crescent, Singapore	Engineering, administration and marketing	4,400	—	Leased
Yongda International Tower, Shanghai, China	Engineering and marketing	5,850	—	Leased
Tokyo, Japan	Engineering and marketing	1,950	—	Leased
Various field offices each less than 1,000 sq ft				

We believe these properties are suitable for our current operations.

Item 3. *Legal Proceedings*

The Company is from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of its business. The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of the probability of a loss and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the effects of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter. To the extent there is a reasonable possibility (within the meaning of Accounting Standards Codification ("ASC") 450) that losses could exceed amounts already accrued, if any, and the additional loss or range of loss is able to be estimated, management discloses the additional loss or range of loss.

In some instances, the Company is unable to reasonably estimate any potential loss or range of loss. The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the

Company. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute; the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and/or the often slow pace of litigation.

On July 23, 2009, we filed a complaint in the United States District Court for the District of Arizona against Avago Technologies Limited, Avago Technologies U.S., and Avago Technologies Wireless IP (collectively, "Avago") seeking a declaratory judgment that four U.S. patents owned by Avago, which Avago had asserted in letters to our customers were infringed by our products, are not infringed upon by any of our products and are invalid. Our complaint further alleged that certain Avago products infringe upon our U.S. Patent Nos. 6,114,635, 5,231,327 and 5,894,647.

Avago filed an answer and counterclaims on September 17, 2009 denying the patent infringement allegations made by us in our complaint, and asserting that our products infringed upon ten of Avago's U.S. patents. The patents asserted by Avago are: 6,262,637, 6,377,137, 6,841,922, 6,864,619, 6,909,340, 6,933,807, 7,268,436, 7,365,619, 6,051,907 and 6,812,619. Avago's counterclaim asserts that our alleged infringement is willful and seeks unspecified compensatory and enhanced damages and injunctive relief. On October 16, 2009, we filed an answer and counterclaims denying Avago's patent infringement allegations, and asserting antitrust claims under Section 7 of the Clayton Act and Section 2 of the Sherman Act. As stated in the counterclaim, the antitrust claims relate to Avago's anticompetitive conduct through its acquisition of the BAW business of Infineon Technologies, Inc. ("Infineon") and a series of acquisitions of BAW-related patents from Infineon and other companies, and through other anticompetitive conduct in the market. On March 5, 2010, Avago filed an amended answer and counterclaims asserting violation of the California Uniform Trade Secret Act and, per the court's order, we simultaneously filed an amended complaint, answer and counter-claim. Avago's trade secret allegations relate to Infineon information included in Avago's acquisition of Infineon's BAW division and our employment of two former Infineon employees. On April 5, 2010, we filed an answer to Avago's amended answer and counterclaims, in which we denied Avago's allegations regarding violation of the California Uniform Trade Secret Act. Following further motion practice, on August 4, 2010, we filed our First Amended Complaint and on August 26, 2010, Avago filed its answer and counterclaims expanding its patent and trade secret claims to include copyright infringement. On September 16, 2010, we submitted our answer, in which we denied Avago's allegations. On December 14, 2010, the Court held a claim construction hearing and on January 12, 2011, the Court issued its claim construction ruling. Fact and expert discovery have closed and summary judgment motions by both parties have been filed. Oral argument on summary judgment motions occurred in January of 2012 and a trial date is set for the third quarter of 2012. At this time, the Company does not believe it is possible to estimate the outcome of the litigation or reasonably estimate a possible range of outcomes given the status of the proceeding, the complexities of the facts in dispute and the multiple claims involved. Accordingly, no accrual has been made and in addition, the Company is unable to reasonably estimate any potential loss or range of loss.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is listed on the NASDAQ Stock Market under the symbol "TQNT". As of February 23, 2012, there were 166,242,112 shares of common stock outstanding held by approximately 390 stockholders of record. Many stockholders hold their shares in street name. We believe that there are approximately 73,000 beneficial owners of our common stock. The following table sets forth the high and low price per share of our common stock for the periods indicated as reported on the NASDAQ Stock Market:

	Year ended December 31,			
	December 31, 2011		December 31, 2010	
Period	High	Low	High	Low
First Quarter	$15.20	$11.50	$ 7.35	$5.82
Second Quarter	$14.13	$ 9.90	$ 8.21	$6.00
Third Quarter	$10.84	$ 4.98	$ 9.72	$5.87
Fourth Quarter	$ 7.76	$ 3.97	$13.11	$9.09

We have never declared or paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors deem relevant. The closing price of our common stock on the NASDAQ Stock Market on February 23, 2012 was $6.47 per share.

Stock Price Performance Graph

The following stock performance graph compares the performance of TriQuint's common stock to the NASDAQ U.S. Index and to our peer group index, SIC Code 3674—Semiconductors and Related Devices. The graph assumes that the initial value of the investments was $100 at the close of business on December 31, 2006 and that all dividends were reinvested. Performance is provided as of the close of business on the last day of the last five calendar years.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2011
$300
$250
$200
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
TriQuint Semiconductor, Inc.
3674 - Semiconductors & Related Devices
NASDAQ Composite-Total Returns

	2006	2007	2008	2009	2010	2011
TriQuint Semiconductor, Inc.	100.00	147.32	76.42	133.30	259.73	108.21
NASDAQ U.S. Index	100.00	110.65	66.42	96.54	114.06	113.16
Peer Group	100.00	92.26	53.31	82.43	109.90	92.08

* No cash dividends have been declared or paid on our common stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns. The peer group index used, SIC Code 3674—Semiconductors and Related Devices, utilizes the same methods of presentation and assumptions for the total return calculation as our company and the NASDAQ U.S. Index. All companies in the peer group index are weighted in accordance with their market capitalizations.

Item 6. ***Selected Financial Data***

The following statements of operations data and balance sheet data for the five years ended December 31, 2011 were derived from our audited consolidated financial statements. Audited consolidated balance sheets at December 31, 2011 and 2010 and the related audited consolidated statements of operations and of cash flows for each of the three years in the period ended December 31, 2011 and notes thereto appear elsewhere in this Annual Report on Form 10-K. Audited consolidated balance sheets at December 31, 2009, 2008 and 2007 and consolidated statements of operations for the years ended December 2008 and 2007 are not included elsewhere in this Annual Report on Form 10-K.

This data should be read in conjunction with the annual consolidated financial statements, related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K.

	Year ended December 31,				
(in thousands, except per share data)	**2011**	**2010**	**2009**	**2008**	**2007**
Statements of Operations Data:					
Revenue	$896,083	$878,703	$654,301	$573,431	$475,776
Cost of goods sold	574,152	527,865	445,721	387,471	324,476
Gross profit	321,931	350,838	208,580	185,960	151,300
Research, development and engineering	146,902	129,248	109,445	91,475	65,361
Selling, general and administrative	96,779	96,090	78,399	72,632	60,901
Impairment of goodwill	—		—	33,871	—
In-process research and development	—		—	1,400	7,600
Litigation expense	19,224	9,360	1,159	467	1,219
Settlement of lawsuit	—		2,950	—	—
Income (loss) from operations	$ 59,026	$116,140	$ 16,627	$(13,885)	$ 16,219
Interest (expense) income, net	(1,274)	(739)	(176)	3,649	8,282
Foreign currency (loss) gain	(262)	(569)	(191)	733	343
Recovery (impairment) of investments in other companies	1,363	1,340	(116)	(2,412)	—
Other, net	119	357	506	55	80
Income (loss) before income tax	58,972	116,529	16,650	(11,860)	24,924
Income tax expense (benefit)	10,822	(74,308)	405	2,753	1,530
Net income (loss)	$ 48,150	$190,837	$ 16,245	$(14,613)	$ 23,394
Earnings (Loss) per common share data:					
Basic—					
Net income (loss)	$ 0.29	$ 1.22	$ 0.11	$ (0.10)	$ 0.17
Diluted—					
Net income (loss)	$ 0.28	$ 1.17	$ 0.11	$ (0.10)	$ 0.16
Common equivalent shares:					
Basic	164,256	155,870	149,759	144,518	140,189
Diluted	172,510	163,486	152,326	144,518	142,490

(in thousands)	As of December 31, 2011	2010	2009	2008	2007
Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 162,311	$223,656	$153,935	$ 86,077	$203,501
Accounts receivable, net	$ 129,103	$138,989	$ 88,090	$ 78,419	$ 73,185
Inventories	$ 151,577	$101,457	$ 89,964	$108,260	$ 67,231
Total assets	$1,055,268	$978,102	$680,041	$618,377	$586,461
Working capital	$ 391,423	$419,224	$275,463	$225,512	$302,595
Long-term liabilities	$ 11,748	$ 16,836	$ 20,156	$ 22,970	$ 15,136
Total stockholders' equity	$ 937,288	$834,019	$577,162	$526,076	$514,848

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the Consolidated Financial Statements, the related notes and the "Important Notice to Stockholders" that appear elsewhere in this report.

Overview

We are a supplier of high performance modules and components for communications applications. We design, develop and manufacture advanced high-performance RF solutions with GaAs, GaN, SAW and BAW technologies for customers worldwide. We serve growing markets and a diverse customer base of manufacturers building connected mobile devices, 2G/3G/4G cellular base stations, triple-play cable solutions, fiber optic networks, WLAN, LTE and defense and aerospace applications.

Strategy and Industry Considerations

We provide our customers with high-performance, low-cost RF solutions in the mobile devices, networks, and defense and aerospace end markets. Our mission is to deliver RF solutions that improve performance and lower the overall cost of our customer's applications and we accomplish this through a diversified product portfolio within these markets. In the mobile devices market, we provide high performance devices such as integrated modules, duplexers, small signal components, power amplifiers, switches and RF filters. In the networks end market, we are a supplier of an extensive portfolio of GaAs MMICs and transistors and SAW and BAW filter components. We provide the defense and aerospace end market with phased-array radar and communications components. We have been a leader in GaN development since 1999.

We experienced 2% overall revenue growth for 2011 compared to 2010 following 34% overall revenue growth in 2010 compared to 2009.

The mobile devices end market represents the largest of our three major markets into which our products are sold. Our revenue from the mobile devices end market for 2011 increased 6% compared to 2010. Growth in this end market was driven primarily by the strong demand for smartphones. As a result of the demand for smartphones and the expansion of RF content required for 3G/4G technology, our revenue from 3G/4G mobile devices increased 20% in 2011 compared to 2010. This growth was offset by a decline of 61% in revenue from sales of our 2G products, primarily the result of declines in our legacy CDMA and GSM products.

Overall demand for wireless connectivity products from the customer perspective has moved beyond traditional mobile devices to a variety of other applications, including data cards, tablets and various personal media devices. As a result of this evolution, we have reclassified revenue from the sales of certain products between end markets.

Our revenue from the networks end market decreased 4% for 2011 compared to 2010. The decrease was due to softness in the base station market as service providers spent cautiously on network expansion and upgrades due to macro-economic concerns. We continue to believe in the long-term growth prospects of our networks end market, since we believe telecommunications companies will be required to make investments in infrastructure to support growing data traffic reflecting consumer demand for increased data, particularly video as macro-economic conditions improve. An example of this is the strong growth in the optical transport communications submarket.

Our revenue from the defense and aerospace end market decreased 9% in 2011 compared to 2010, primarily due to the timing of programs. Currently, we are seeing less demand from some major contracts that are completing, such as the B2 bomber and the F-22, but we are benefiting from increasing interest in GaN and our packaged products. In the longer term, we are shifting our strategy to emulate our successful module efforts in the commercial market.

Wafer and semiconductor manufacturing facilities require a significant level of fixed cost due to investments in plant and equipment, labor costs, and repair and maintenance costs. During periods of high demand, factories run at higher utilization rates, resulting in improved financial performance. The overall RF market continues to grow, with continuing desire for content expansion in smartphones, which has driven increased demand for our products. As a result, we have increased capital expenditures in order to add capacity to our factories to meet potential future demand. As capacity increases, demand must keep pace or higher fixed manufacturing costs may adversely impact operating results as factories are not fully utilized.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. The following accounting policies involve critical accounting estimates because they are particularly dependent on estimates and assumptions made by management about matters that are highly uncertain at the time the accounting estimates are made. While we have used our best estimates based on facts and circumstances available to us at the time, different estimates reasonably could have been used. Changes in the accounting estimates we use are reasonably likely to occur from time to time, which may have a material effect on the presentation of our financial condition and results of operations.

Our most critical accounting estimates include revenue recognition; valuation of inventory, which affects gross margin; accounting for income taxes, which affects our tax provision; precious metals reclaim, which affects cost of goods sold; and stock-based compensation, which affects cost of goods sold and operating expenses. We also have other policies that we consider to be key accounting policies, such as our policies for reserves for sales returns and allowances, and our reserves for commitments and contingencies; however, these policies either do not meet the definition of critical accounting estimates described above or are not currently material items in our financial statements. We review our estimates, judgments, and assumptions periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, actual results could differ from these estimates.

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

Revenue Recognition

We derive revenue primarily from the sale of products in the mobile devices, networks, and defense and aerospace end markets. We also receive revenue from foundry services, non-recurring engineering fees and cost-plus contracts for research and development work, which collectively have been less than 10% of consolidated revenue for any period. Our distribution channels include our direct sales staff, manufacturers' representatives and independent distributors. The majority of our shipments are made directly to our customers. Revenue from the sale of products is recognized when title passes to the buyer. Our product sales include warranty provisions that provide that the products will be free of faulty workmanship or defective materials and that the products will conform to our published specifications or other specifications mutually agreed upon with the customer. If we are unable to repair or replace products returned under warranty, we will issue a credit for a warranty return. Our historical warranty claims experience, and our warranty liability, have not been material.

Revenue from our distributors is recognized when the product is sold to the distributors. Sales to our distributors were between 9% and 15% of our total revenue for 2011, 2010 and 2009. Our distributor agreements provide selling prices that are fixed at the date of sale, although in certain circumstances we offer price protections, which are specific, of a fixed duration and for which we reserve when offered. Further, the distributor's payment obligation is not contingent on reselling the product. The distributors take title to the product and bear the risks of ownership, the sales to distributors have economic substance and we can reasonably estimate the amount of future returns. We allow our distributors to return products for warranty reasons and stock rotation rights, within certain limitations, and we reserve for such instances. We reduce revenue and record reserves for product returns and allowances for price protection and stock rotation based on historical experience or specific identification depending on the contractual terms of the arrangement. The revenue reserves have remained consistent as a percentage of revenue and we have visibility into the distributors' inventory levels and qualifying sales, and are, therefore, able to reasonably estimate the revenue reserves.

We receive periodic reports from customers who utilize inventory hubs and recognize revenue when customers acknowledge they have pulled inventory from our hub, which is the point at which title to the product passes to the customer.

Revenue from foundry services and non-recurring engineering fees is recorded when the service is completed. Revenue from cost plus contracts is recognized as costs are incurred.

Inventories

We state our inventories at the lower of cost or market. We use standard cost methodology to determine our cost basis for our inventories. This methodology approximates actual cost on a first-in, first-out basis. In addition to stating our inventory at the lower of cost or market, we also evaluate it each period for excess quantities and obsolescence. We analyze last usage date as well as forecasted demand compared to quantities on hand, and reserve for the excess and identify and record other specific reserves.

Precious Metals Reclaim

We use historical experience to estimate the amount of reclaim on precious metals used in manufacturing at the end of each period applying a lower of average cost or market to determine the reclaim value. The estimated value to be received from precious metal reclaim is included in other current assets.

Income Taxes

We are subject to taxation from federal, state and international jurisdictions. A significant amount of judgment is involved in preparing our provision for income taxes and the calculation of resulting deferred tax assets and liabilities.

We follow the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between tax and financial reporting. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We use the with-and-without approach, disregarding indirect tax impacts, for determining the period in which tax benefits for excess share-based deductions are recognized. The utilization of 100% bonus depreciation reduces federal and state taxes payable such that we do not have significant income taxes payable at December 31, 2011.

We record a valuation allowance to reduce deferred tax assets to the amount that is believed more-likely-than-not to be realized in future tax returns. In 2002, we determined that a valuation allowance should be recorded against all of our net deferred tax assets. Due to strong results in 2010 and increased confidence that we will continue to generate taxable income into the foreseeable future, our assessment regarding the potential to realize our deferred tax assets changed. This assessment required us to exercise significant judgment and make estimates about our ability to generate revenue, gross profit, operating income and taxable income in future periods. The result was the release of a majority of the valuation allowance on the deferred tax assets. We continue to maintain a valuation allowance against a portion of U.S. deferred tax assets, as we do not believe it is more likely than not that these will be realized in future periods. Specifically, sources of capital gain taxable income were not identified to utilize capital loss carryforwards and the statute of limitations may expire before certain state net operating loss and credit carryforwards are utilized.

We evaluate liabilities for estimated tax exposures in all of our operational jurisdictions. The calculation of our tax liabilities includes addressing uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions in the U.S. and other tax jurisdictions based on recognition and measurement criteria that allow financial statement benefits to be recognized only for tax positions that are more-likely-than-not to be sustained upon tax audit, administrative appeals or final tax court determination. The liabilities are reviewed for their adequacy and appropriateness. Changes to our assumptions could cause us to find a revision of estimates appropriate. Such a change in measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

As of December 31, 2011, we were not under audit by any income tax authorities. Tax periods within the statutory period of limitations not previously audited are potentially open for examination by the tax authorities. Potential liabilities associated with these years will be resolved when an event occurs to warrant closure, primarily through the completion of audits by the tax jurisdictions and/or the expiration of the statutes of limitation. To the extent audits or other events result in a material adjustment to the accrued estimates, the effect would be recognized during the period of the event. We believe that an appropriate estimated liability has been established for potential exposures.

Our income tax expense (benefit) as of and for each of the years ended December 31, 2011, 2010 and 2009 was as follows (in millions):

	Year ended December 31,		
	2011	2010	2009
Income tax expense (benefit)	$10.8	$(74.3)	$0.4

The 2011 tax provision primarily resulted from U.S. federal, state and foreign income tax expense offset by benefits from the release of certain liabilities due to the expiration of the statute of limitations and the recognition of additional tax credits related to Research and Experimental ("R&E") spending. The 2010 tax benefit resulted primarily from the release of the valuation allowance and the release of certain previously recorded tax liabilities due to the expiration of the statute of limitations. The valuation allowance had previously been recorded against our net deferred tax assets. Offsetting this benefit was the U.S. federal tax expense for alternative minimum tax recorded under the with-and-without approach for excess share-based compensation deductions. The 2009 income tax provision primarily consisted of domestic and foreign tax liabilities in the U.S. and Costa Rica.

No provision has been made for the U.S., state or additional foreign income taxes related to approximately $121.5 million of undistributed earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested outside the U.S. except existing earnings that have been previously taxed. It is not practicable to determine the U.S. federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested outside the U.S. In the event the foreign subsidiaries repatriate these earnings, the earnings may be subject to U.S. federal and state income taxes and foreign withholding taxes.

Our net unrecognized tax benefits are recorded as a liability in the consolidated balance sheets. To the extent interest and penalties would be assessed by taxing authorities of any underpayment of income taxes, such amounts are accrued and classified as a component of income tax expense on the consolidated statement of income. Realization of the unrecognized tax benefits results in a favorable impact to the effective tax rate.

Stock-Based Compensation

We include stock-based compensation costs in our financial statements. We use the Black-Scholes option valuation model to value our options and employee stock purchase plan issuances.

The table below summarizes the stock-based compensation expense for 2011, 2010 and 2009, included in our consolidated statements of income (in millions):

	Year ended December 31,		
	2011	2010	2009
Cost of goods sold	$ 6.9	$ 4.7	$ 3.5
Operating expenses:			
Research, development and engineering	8.5	6.3	5.7
Selling, general and administrative	9.7	6.6	5.0
Stock-based compensation expense included in operating expenses	18.2	12.9	10.7
Total stock-based compensation expense included in income from operations	$25.1	$17.6	$14.2

We estimate the fair value of stock-based payment awards on the date of grant using the Black-Scholes option pricing model which requires a number of assumptions, including the expected lives of stock options, the volatility of the public market price for our common stock and interest rates. The value of the stock-based payment award is recognized as stock-based compensation expense on a straight line basis over the award's vesting schedule.

We determine our risk-free rate assumption based upon the U.S. Treasury yield for obligations with contractual lives similar to the expected lives of our option grants and ESPP subscription periods. The expected life represents the weighted average period the options are expected to remain outstanding, based upon historical experience. The dividend yield assumption is based on our historical and anticipated dividend distributions. The expected volatility is based upon a blend of our historical volatility of our stock price and our exchange traded options for the expected life of the award. Forfeitures are estimated based upon historical and anticipated future experience for the expected life of the award.

Acquisitions

TriAccess Technologies, Inc.,

On September 3, 2009, we completed the acquisition of TriAccess Technologies, Inc. ("TA"), a provider of cable TV and Fiber to the Home ("FITH") and RF specific integrated circuits for the amplification of multimedia content, by purchasing 100% of TA's outstanding shares. Details of the purchase price are as follows (in millions):

Cash paid at closing, net of cash acquired	$ 8.0
Estimated earnout payment liability	1.4
Total	$ 9.4

The earnout payment liability was estimated at its fair value and represented an obligation to pay up to $5.0 million to the former TA shareholders, over three years, upon TA product sales meeting certain revenue thresholds. No earnout was paid in 2011 or 2010 because the sales of TA products did not meet the revenue threshold. Since acquisition, the initial obligation has been reduced to a remaining amount of up to $1.0 million.

We estimated the fair value of the identifiable intangible assets, which are subject to amortization, using a cash flow based approach discounted with a market discount rate. In-process research and development is considered an indefinite lived asset and will be amortized or impaired upon completion or abandonment of specific projects, estimated to be complete in the next three to five years. All other intangible assets are being amortized over a period of three to five years. Goodwill is calculated as the purchase price in excess of the fair values of TA's assets and liabilities and represents our opportunity to expand our product line into video delivery, a high margin high growth market we currently under serve. Goodwill is not deductible for tax purposes. The purchase price was allocated to TA's assets and liabilities based upon fair values as follows (in millions):

Tangible assets acquired, net of cash acquired	$ —
Developed technology	3.7
In-process research and development	2.3
Goodwill	3.4
Total	$ 9.4

The results of operations for the TA business are included in our consolidated statements of income for the period from September 3, 2009 to December 31, 2011. Pro forma results of operations have not been presented for this acquisition because its effect was not material to us.

WJ Communications, Inc. ("WJ")

As part of our acquisition of WJ in 2008, we committed to a restructuring plan to consolidate facilities in San Jose, California and China and to reduce certain redundant positions in the WJ operations as a result of the acquisition. All payments related to this restructuring were completed during 2011.

The following table summarizes the charges taken and payments made as part of the restructuring plan (in millions):

	Personnel	Lease abandonment costs	Total
Balance at December 31, 2009	$ 0.1	$ 5.1	$ 5.2
Payments	(0.1)	(4.1)	(4.2)
Accretion	—	0.1	0.1
Balance at December 31, 2010	$—	$ 1.1	$ 1.1
Payments	—	(1.1)	(1.1)
Balance at December 31, 2011	$—	$—	$—

Results of Operations

The following discussion and analysis of operations addresses continuing operations only, unless otherwise noted. The table below sets forth the results of our operations expressed as a percentage of revenue. These historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,		
	2011	2010	2009
Revenue	100.0%	100.0%	100.0%
Cost of goods sold	64.1	60.1	68.1
Gross profit	35.9	39.9	31.9
Operating expenses:			
Research, development and engineering	16.4	14.7	16.7
Selling, general and administrative	10.8	10.9	12.0
Litigation expense	2.1	1.1	0.2
Settlement of lawsuit	—	—	0.5
Total operating expenses	29.3	26.7	29.4
Income from operations	6.6	13.2	2.5
Other (expense) income:			
Interest income	0.0	0.0	0.1
Interest expense	(0.2)	(0.1)	(0.1)
Foreign currency loss	(0.0)	(0.1)	(0.0)
Recovery (impairment) of investments in other companies	0.2	0.2	(0.0)
Other, net	0.0	0.0	0.0
Total other (expense) income, net	(0.0)	0.0	(0.0)
Income from continuing operations, before income tax	6.6	13.2	2.5
Income tax expense (benefit)	1.2	(8.5)	0.0
Net income	5.4%	21.7%	2.5%

Years ended December 31, 2011 and 2010

Revenue

Revenue increased $17.4 million, or 2%, in 2011, compared to 2010.

The percentage relationship of our revenue by end market for 2011 and 2010 is set forth below:

	Year ended December 31,	
	2011	2010
Revenue:		
Mobile devices	71%	68%
Networks	20	22
Defense and aerospace	9	10
	100%	100%

Mobile Devices

Revenue from sales of our products in the mobile devices end market increased 6% in 2011 compared to 2010. The revenue increase resulted primarily from a higher volume of sales of our 3G/4G products. Revenue from our 3G/4G products increased approximately 20% in 2011, compared to 2010. Revenue from our connectivity products increased approximately 13% in 2011, compared to 2010. The increases in 3G/4G and connectivity product revenue were partially offset by a decrease in revenue from sales of our 2G products of approximately 61% in 2011 compared to 2010. Sales of these products collectively accounted for the following percentages of total mobile devices revenue:

	Year ended December 31, 2011	2010
3G/4G	74%	65%
2G	6	16
Connectivity	20	19
Total	100%	100%

Networks

Revenue from sales of our products in the networks end market decreased 4% for 2011, compared to 2010. The decrease was due to revenue from sales of our radio access and multi-market products decreasing by 8% and 24%, respectively. Radio access revenue declined as a result of telecommunications companies slowing their investment in the expansion of base station capacity and no new major rollouts of base station infrastructure in emerging markets. These decreases in sales of radio access and multi-market products were partially offset by an 8% increase in revenue from sales of our transport products due to success with our optical product line supporting customer network upgrades to 40Gb/s and 100Gb/s systems. Sales of products from these submarkets collectively accounted for the following percentages of total networks revenue:

	Year ended December 31, 2011	2010
Radio access	34%	35%
Transport	50	45
Multi-market	16	20
Total	100%	100%

Defense and Aerospace

Revenue from sales of our products in the defense and aerospace end market decreased 9% in 2011, compared to 2010. The decrease in revenue in 2011 compared to 2010 was primarily the result of a 29% decrease in sales of our radar products due to program completions. This decrease was partially offset by increases in contract-based revenue and sales of communications products.

Significant Customers

Foxconn Technology Group accounted for 35% and 25% of our revenue for the years ended December 31, 2011 and 2010, respectively. During 2010, we experienced higher demand than could be supported by the capacity in our factories. With the capacity constraints, we focused on meeting the demand of certain customers, including Foxconn Technology Group. In 2011, as a result of allocating sales of available products to these customers and the customers' success, revenue resulting from sales to Foxconn Technology Group constituted a larger portion of our total revenue. While we strive to maintain a strong relationship with our customers, our customers' product life cycles are short and they continually develop new products. The selection process for our products to be included in our customers' new products is highly competitive. There are no guarantees that our products will be included in the next generation of products introduced by Foxconn Technology Group or our other customers. Any significant loss of, or a significant reduction in purchases by this, or other significant customers could have an adverse affect on our financial condition and results of operations.

Domestic and International Revenue

Revenue from sales to our domestic customers was approximately $246.1 million in 2011, compared to approximately $326.9 million in 2010. Revenue from sales to our international customers was approximately $650.0 million in 2011, compared to approximately $551.8 million in 2010. As a percentage of total revenue, revenue from sales to our international customers was 73% in 2011, compared to 63% in 2010. As a percentage of total revenue, revenue from sales to our international customers grew as a result of the increasing demand for our products in the mobile devices end market and the growth in revenue from Foxconn Technology Group which is included as an international customer.

Gross Profit

Our gross profit margin as a percentage of total revenue decreased to 35.9% in 2011, compared to 39.9% from 2010. The decrease in gross profit was primarily due to the mix of higher sales of our products in the mobile devices end market, which have lower gross profit compared to the products used in the other end markets and lower utilization in our factories as demand did not keep pace with capacity expansions during the year.

Research, development and engineering expenses

Our research, development and engineering expenses in 2011 increased $17.7 million, or 14%, from 2010. As a percentage of revenue, research development and engineering expense grew nearly 2 percentage points in 2011 compared to 2010. The increase was primarily due to headcount growth, which led to a combination of higher labor costs and other spending on technical supplies, equipment and materials needed to support additional employees.

Selling, general and administrative expenses

Selling, general and administrative expenses in 2011 remained relatively flat, increasing less than $1 million, or 1%, compared to 2010. Selling, general and administrative expense as a percentage of revenue also remained flat declining less than 1 percentage point in 2011 compared to 2010.

Litigation expense

Litigation expense in 2011 increased $9.9 million, or 105%, from 2010. The increase was the result of costs incurred related to our litigation with Avago. Refer to Part I, Item 3 for more details.

Other income (expense), net

Other income (expense), net in 2011 remained relatively flat, with other expense, net of $0.1 million compared to other income, net of $0.4 million in 2010.

Income tax expense (benefit)

In 2011, we recorded income tax expense of $10.8 million, compared to income tax benefit of $74.3 million in 2010. The 2011 tax expense primarily resulted from U.S. federal and state income tax expense, offset by benefits from the release of certain liabilities due to the expiration of the statute of limitations and the recognition of additional tax credits related to Research and Experimental ("R&E") spending. The benefit in 2010 was primarily attributable to the valuation allowance release which was recorded against the deferred tax assets and the release of certain liabilities due to the expiration of the statute of limitations, partially offset by federal and state income taxes.

Years ended December 31, 2010 and 2009

Revenue

Revenue increased $224.4 million or 34% to $878.7 million in 2010, compared to $654.3 million in 2009.

The percentage relationship of our revenue by end market for 2010 and 2009 are set forth below:

	Year ended December 31,	
	2010	**2009**
Revenue:		
Mobile Devices	68%	67%
Networks	22%	21%
Defense and Aerospace	10%	12%
	100%	100%

Mobile Devices

Revenue from sales of our products in the mobile devices end market increased approximately 37% in 2010 compared to 2009. The revenue increase resulted primarily from a higher volume of sales of our 3G/4G products. Revenue from sales of our 3G/4G products increased approximately 51% in 2010, compared to 2009. Revenue from sales of our connectivity products also increased approximately 124% in 2010, compared to 2009. The increases in 3G/4G and connectivity products revenue were partially offset by a decrease in revenue from sales of our 2G products of approximately 26% in 2010, compared to 2009. Sales of these products collectively accounted for the following percentages of total mobile devices revenue:

	Year ended December 31,	
	2010	**2009**
3G/4G	65%	59%
2G	16	29
Connectivity	19	12
Total	100%	100%

Networks

Revenue from sales of our products in the networks end market increased approximately 39% in 2010, compared to 2009, primarily as a result of increases in sales volumes across all of our submarkets. Our radio access, multi-market, and transport products revenue increased 14%, 76%, and 50%, respectively, in 2010, compared to 2009.

Defense and Aerospace

Revenue from sales of our products in the defense and aerospace end market increased approximately 13% in 2010, compared to 2009. The increase in revenue in 2010, compared to 2009 was primarily the result of a 38% increase in radar products revenue. The radar system growth resulted from new program wins along with revenue from ongoing programs.

Significant Customers

Foxconn Technology Group accounted for 25% and 20% of our revenue for the years ended December 31, 2010, and 2009, respectively.

Domestic and International Revenue

Revenue from sales to our domestic customers was approximately $326.9 million in 2010, compared to approximately $238.3 million in 2009. Revenue from sales to our international customers was approximately $551.8 million in 2010, compared to approximately $416.0 million in 2009. As a percentage of total revenue, revenue from sales to our international customers was 63% in 2010, compared to 64% in 2009. As a percentage of total revenue, revenue from sales to our domestic customers grew as a result of the increasing demand for our products used by customers in the networks end market.

Gross Profit

Our gross profit margin as a percentage of total revenue increased to 39.9% in 2010, compared to 31.9% from 2009. The increase was primarily due to favorable product mix and better utilization.

Research, development and engineering expenses

Our research, development and engineering expenses in 2010 increased $19.8 million, or 18%, from 2009. These expenses increased primarily as a result of increases in labor costs and purchases of technical supplies.

Selling, general and administrative expenses

Selling, general and administrative expenses in 2010 increased $17.7 million, or 23%, from 2009. These expenses increased in 2010 primarily as a result of increased commissions and labor costs.

Litigation expense

Litigation expense increased in 2010 to $9.4 million, from $1.2 million in 2009. The increase was primarily a result of our litigation with Avago. Refer to Part I, Item 3 for more details.

Settlement of lawsuit

On February 28, 2007, a purported derivative action was filed in the United States District Court for the District of Oregon, allegedly on behalf of TriQuint, against certain of TriQuint's officers and directors. The case was settled on September 28, 2009 and we paid the plaintiffs $3.0 million. We recorded no lawsuit settlements in 2010.

Other income (expense), net

Other income, net in 2010 increased $0.4 million from 2009. The increase was primarily a result of the $1.3 million recovered from a previously impaired investment as the result of the investment being purchased by another company. The increase was offset by a $0.4 million decrease in interest income due to lower interest rates and by an increase of $0.4 million in foreign exchange loss.

Income tax (benefit) expense

In 2010, we recorded an income tax benefit of $74.3 million, compared to income tax expense of $0.4 million in 2009. The benefit in 2010 was primarily attributable to the valuation allowance release which was recorded against the deferred tax assets and the release of certain liabilities due to the expiration of the statute of limitations.

Liquidity and Capital Resources

As of December 31, 2011, our cash, cash equivalents and marketable securities decreased $61.3 million, or 27% from December 31, 2010 as a result of capital expenditures partially offset by cash provided by operations and cash received upon exercise of stock options. Other related changes as of December 31, 2011 compared to December 31, 2010 were:

- Our net accounts receivable balance decreased $9.9 million, or 7% primarily as a result of the timing of customer payments and lower volume of sales near the end of the year in 2011, compared to the end of 2010.
- Our net inventory balance increased $50.1 million, or 49%. Inventory turns calculated using ending inventory and cost of goods sold for the three months ended December 31, 2011 and December 31, 2010 dropped from 6.1 to 4.2, as safety stock was replenished and revenue was lower during the fourth quarter of 2011 compared to the fourth quarter of 2010.
- Our net property, plant and equipment increased $117.8 million, or 33%. The change was primarily due to capital expenditures of $192.4 million during 2011, which excludes the timing effect of capital expenditure payments in prepaid expenses and accounts payable of $13.8 million. This amount was partially offset by depreciation of $59.9 million. The capital expenditures made in 2011 were primarily for capacity expansion and equipment to support new products and technologies.
- Our deferred tax assets decreased $14.2 million, or 19%. Of the $60.8 million in total deferred tax assets, $11.9 million was classified as current and $49.0 million was classified as noncurrent. This decrease was primarily related to the 100% bonus depreciation taken during 2011.
- Our current liabilities decreased $21.0 million, or 17%. The decrease was the result of a reduction in variable compensation and the timing effect of capital expenditure payments.

Line of Credit

On August 24, 2011, we extended our Credit Agreement ("the Agreement") with a syndicated group of lenders, including Bank of America, N.A., as administrative agent and lender. The Agreement provided us with an unsecured revolving syndicated credit facility of $200.0 million. Our obligations under the Agreement are jointly and severally guaranteed by our domestic subsidiaries. Outstanding amounts are due in full on the maturity date of September 30, 2014. Upon the occurrence of certain events of default specified in the Agreement, amounts due under the Agreement may be declared immediately due and payable.

As of and for the year ended December 31, 2011, there were no amounts outstanding under the Agreement. Consequently, there was no interest cost for the Agreement for the year ended December 31, 2011.

Sources of Liquidity

Our current cash, cash equivalent and short-term investment balances, (consisting of $76.4 million in domestic balances and $85.9 million in foreign balances) together with cash anticipated to be generated from operations and the balance available on our $200 million syndicated credit facility, constitute our principal sources of liquidity. We believe these sources of liquidity will satisfy our projected working capital, capital expenditure and possible investment needs through the next twelve months. We intend to permanently reinvest all foreign earnings except existing earnings that have been previously taxed. We are not presently aware of any restrictions on the repatriation of these funds. If these funds were needed to fund our operations in the U.S., they could be repatriated. Repatriation of our foreign funds would require board approval and could result in additional U.S. income taxes and foreign withholding taxes which could be partially offset by net operating losses and/or foreign tax credits. Determining the amount of possible future taxes is not practicable. At this time, we believe our domestic funds, along with the syndicated credit facility, are sufficient to meet our net domestic cash requirements for the next twelve months. The principal risks to these sources of liquidity are lower than expected earnings or capital expenditures in excess of our expectations, in which case we may be required to finance any shortfall through additional equity offerings, debt financing or credit facilities. We may not be able to obtain additional financing or credit facilities, or if these funds are available, they may not be available on satisfactory terms.

Other Significant Cash Obligations

We currently expect capital expenditures of approximately $100.0 million in 2012.

The following table summarizes our scheduled contractual commitments as of December 31, 2011 that will affect our future liquidity (in millions):

		Payments Due By Period			
(in millions)	**Total**	**Less than 1 Year**	**2-3 Years**	**4-5 Years**	**More than 5 Years**
Operating Leases[1]	$16.3	$ 3.4	$ 4.7	3.2	5.0
Deferred Compensation[2]	3.6	—	—	—	3.6
TriAccess Earnout[3]	0.9	0.9	—	—	—
Sabbatical[4]	6.6	3.9	1.6	1.1	—
Other Obligations[5]	3.2	0.1	0.2	0.2	2.7
Total	$30.6	$ 8.3	$ 6.5	$ 4.5	$11.3

(1) The amounts presented represent leases of certain equipment, office and manufacturing space under operating leases. The amounts presented in this line item represent commitments for minimum lease payments under non-cancelable operating leases.

(2) The amount presented represents the liability for our Non-Qualified Deferred Compensation Plan (the "Plan") established in October 2004. The Plan provides eligible employees and members of the Board of Directors with the opportunity to defer a specified percentage of their cash compensation. The deferred earnings are invested at the discretion of each participating employee or director and the deferred compensation we are obligated to deliver is adjusted for increases or decreases in the deferred amount due to such investment. We include the amounts deferred by the participants and held by us in the "Other noncurrent assets, net" line item of our consolidated balance sheets and our obligation to deliver the deferred compensation in the "Other long-term liabilities" line item on our consolidated balance sheets.

(3) The balance represents the fair value of the estimated earnout payment liability payable to former TA shareholders based upon TA product sales.

(4) The balance represents the estimated commitments for sabbatical payments for all eligible full time employees.

(5) The balance represents the estimated pension liability payable to the employees of our German subsidiary. The pension liability becomes payable when the covered employees reach the age of 60 or 65. The liability was acquired through our purchase of the GaAs business of Infineon in 2002. We elected to secure the liability through a reinsurance program supported by us. We have included the reinsurance receivables of $3.3 million in the "Other noncurrent assets, net" line item on our consolidated balance sheets and our obligation to deliver the pension obligation in the "Other long-term liabilities" line item on our consolidated balance sheets.

As of December 31, 2011, we had approximately $0.7 million of net tax liabilities, which are included as "Long term income tax liability" in our consolidated balance sheets. We do not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. Further, we are not able to reasonably estimate the timing of any cash payments required to settle these liabilities and do not believe that the ultimate settlement of these obligations will materially affect our liquidity.

Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05 with regard to the "Presentation of Comprehensive Income." The update is intended to increase the prominence of other comprehensive income in financial statements. The main provisions of the update provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one or two consecutive financial statements. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In a two-statement approach, an entity must present the components of net income and total net income in the first statement. That statement must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option in current GAAP that permits the presentation of other comprehensive income in the statement of changes in equity has been eliminated. The amendments in this update will be applied retrospectively. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Although we are still evaluating the impact of this standard, we do not believe that its adoption will have a material effect on our financial position, results of operations or cash flows. However, once adopted, the standard will change the presentation of the financial statements.

In September 2011, the FASB issued ASU 2011-08 with regard to "Testing for Goodwill Impairment." The update is intended to simplify how entities test goodwill for impairment. The amendments in the ASU permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described under current guidance. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years, and interim periods within those years, beginning after December 15, 2011. Although we are still evaluating the impact of this standard, we do not believe that its adoption will have a material effect on our financial position, results of operations or cash flows.

Item 7A. *Quantitative and Qualitative Disclosure about Market Risk*

Cash Equivalents

Our investments in cash equivalents and short-term investments are classified as available-for-sale securities and consist of highly rated, short-term investments, such as money market funds, in accordance with an investment policy approved by our Board of Directors. All of these investments are held at fair value. We do not hold or issue derivatives, derivative commodity instruments or other financial instruments for speculative trading purposes. Further, we do not believe that our results of operations would be materially affected by an immediate 10% change in interest rates.

The following table shows the fair values of our investments as of December 31, 2011 (in millions):

	Cost	Fair Value
Cash and cash equivalents	$116.3	$116.3
Available-for-sale investments	$ 46.0	$ 46.0

Foreign Currency Risk

We are exposed to currency exchange rate fluctuations because we sell our products internationally and have operations in Costa Rica, the Philippines and Germany. We manage the foreign currency risk of our international sales, purchases of raw materials and equipment and our Costa Rican, Philippine and German operations by denominating most transactions in U.S. dollars.

Item 8. ***Financial Statements and Supplementary Financial Data***

Our consolidated financial statements at December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, together with the report of our independent registered public accounting firm, are included in this Annual Report on Form 10-K on pages F-1 through F-35.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Management has determined that there were no changes to our internal control over financial reporting during the quarter ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting for us pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404) and as implemented in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

We have adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework to evaluate the effectiveness of our internal control over financial reporting. Management's evaluation of the results of testing included consideration of susceptibility to loss or fraud, subjectivity, complexity, the extent of judgment, the amount and volume of the transactions exposed to the deficiency, the existence of mitigating controls, the cause of detected exceptions, how the exception was detected, the pervasiveness of the exception, the significance of the deviation from policy, and the frequency of exceptions relative to the frequency of operation.

Indicators of deficiencies that may be material weaknesses and are at least significant include restatement, material misstatement in the current period, ineffective Audit Committee oversight, ineffective internal audit function, identification of fraud of any magnitude by management, significant deficiencies that remain uncorrected for some period of time, ineffective control environment, and the aggregate effect of all deficiencies.

As of December 31, 2011, management assessed the effectiveness of our internal control over financial reporting, and concluded that our internal control over financial reporting was effective. There were no material weaknesses in our internal control over financial reporting that have been identified by management. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on internal control over financial reporting. Their report on our internal control over financial reporting is included with the audited financial statements.

Item 9B. ***Other Information***

None.

Part III

Item 10. *Directors, Executive Officers and Corporate Governance*

Executive Officers

The biographical information concerning our executive officers, including their ages as of February 24, 2011, is set forth below:

Name	Age	Current Position(s) with Company	Position Held Since
Ralph G. Quinsey	56	President, Chief Executive Officer and Director	2002
Steven J. Buhaly	55	Chief Financial Officer	2007
Brian P. Balut	46	Vice President, Networks	2006
Deborah Burke	57	Vice President, Human Resources	2007
James L. Klein	47	Vice President, Defense and Aerospace	2011
Todd A. DeBonis	47	Vice President, Worldwide Sales, Strategic Development and Customer Service	2006
Timothy A. Dunn	50	Vice President	2006
Steven R. Grant	52	Vice President, Worldwide Operations	2008

Ralph G. Quinsey joined TriQuint in July 2002 as President, Chief Executive Officer and Director. From September 1999 to January 2002, Mr. Quinsey was employed by ON Semiconductor, a manufacturer of semiconductors for a wide array of applications, as Vice President and General Manager of the Analog Division. From 1979 to September 1999, Mr. Quinsey was employed by Motorola, a manufacturer of semiconductors and communications equipment, holding various positions, including Vice President and General Manager of the RF/IF Circuits Division, which developed both silicon and GaAs technologies for wireless phone applications. Mr. Quinsey also serves as a board member of Volterra Semiconductor Corporation. Mr. Quinsey received a B.S. degree in Electrical Engineering from Marquette University.

Steven J. Buhaly joined TriQuint in September 2007 as Chief Financial Officer. Prior to joining TriQuint, Mr. Buhaly was Chief Financial Officer at Longview Fibre Company, a manufacturer of paper container products, from 2006 to 2007. He joined Planar Systems, Inc., a provider of specialty display solutions, in 1999 as Medical Business Vice President. From 2000 to 2006, while also at Planar Systems, he served first as Chief Financial Officer, then Chief Operating Officer. Prior to 1999, he held positions of increasing responsibility in finance and operations at Tektronix, Inc., a supplier of test, measurement, and monitoring products, solutions and services. Mr. Buhaly received B.S. and M.B.A. degrees from the University of Washington.

Brian P. Balut joined TriQuint in July 2001 as Vice President, Sales and Marketing, Sawtek Inc., as a result of TriQuint's merger with Sawtek and served as Vice President, Sales and Marketing of TriQuint from 2002 to May 2004. In May 2004, Mr. Balut was promoted to Vice President, Sawtek. As part of an organizational restructuring in 2006, Mr. Balut was named Vice President, Networks. Mr. Balut joined Sawtek, Inc. in October 1994 as Sales Manager. He was promoted to Director of Sales and Marketing in November 1996 and to Vice President Sales and Marketing in September 1998, and assumed overall corporate responsibility for this function in July 2001. From 1987 to 1994, Mr. Balut held various positions in sales, marketing and engineering with REMEC, Inc., a manufacturer of electronic components. Mr. Balut received a B.S. degree in Electrical Engineering from the Massachusetts Institute of Technology and an M.B.A. from Rollins College.

Deborah Burke joined TriQuint Semiconductor in May of 2007 as Vice President of Human Resources. From 2003 to 2007, Ms. Burke was Vice President of Human Resources for Merix Corporation, a provider of circuit boards used in the design and development of electronic applications. Before her Merix Corporation tenure, from 2001 to 2002, she was Vice President of Human Resources for Unicru Inc. in Beaverton, Oregon, a provider of workforce selection and optimization solutions, and, prior to that time, she worked at Intel Corporation from 1991 to 2001 in managerial and director positions. Ms. Burke holds a B.A. in economics from Smith College and received her M.B.A degree from the University of Vermont.

James L. Klein joined TriQuint in July 2011 as Vice President Defense Products and Foundry Services. Mr. Klein joined TriQuint with more than 20 years of experience in the RF industry. Most recently, Mr. Klein was the General Manager of the Advanced Products Center at Raytheon in the Space and Airborne Systems division responsible for the design and manufacturing of advanced RF and microwave subsystems and components. Prior to Raytheon, Mr. Klein held various executive and managerial positions with Texas Instruments where he focused on MMIC and Transmit / Receive module engineering. Mr. Klein received both Bachelor and Master of Science degrees in Electrical Engineering from Texas A&M University.

Todd A. DeBonis joined TriQuint in April 2004 as Vice President, Worldwide Sales. In 2006, Mr. DeBonis became Vice President, Worldwide Sales and Customer Service and added Strategic Development to his list of responsibilities in 2010. From February 2002 to April 2004, Mr. DeBonis held the position of Vice President, Worldwide Sales and Marketing at Centillium Communications. Mr. DeBonis also served as the Vice President, Worldwide Sales for Ishoni Networks and Vice President, Sales & Marketing for the Communications Division of Infineon Technologies North America. Mr. DeBonis has a B.S. degree in Electrical Engineering from the University of Nevada.

Timothy A. Dunn joined TriQuint in July 2006 as Vice President, Mobile Devices. On February 14, 2012, Mr. Dunn was reassigned to a special assignment reporting to Ralph Quinsey. Mr. Quinsey has assumed Mr. Dunn's former duties on an interim basis. Prior to joining TriQuint, Mr. Dunn was Vice President and General Manager of Intel's Platform Components Group. Mr. Dunn worked at Intel from 1988 to 1991, and again from 1994 to 2006, holding various executive and managerial positions. In addition to his Intel tenure, he has held marketing and product management positions with Hewlett-Packard and Cirrus Logic. Mr. Dunn holds an M.B.A. from the Amos Tuck School of Business at Dartmouth College and a B.S. degree in Electrical Engineering from Oregon State University.

Steven R. Grant joined TriQuint in June 2008 as Vice President, Worldwide Operations. Prior to joining TriQuint Mr. Grant spent 27 years at Intel and was most recently Vice President of Intel's Technology and Manufacturing Group in Oregon from 2001 to 2008. During his Intel tenure, he managed the fabrication manufacturing network and was key to driving the manufacturing structure and efficiency improvements to record performance levels. Mr. Grant holds a B.S. degree in Material Science from the University of Illinois.

Additional information required by this item will be included in our definitive Proxy Statement under the captions *Report of the Audit Committee, Election of Directors, Section 16(a) Beneficial Ownership Reporting Compliance and Corporate Governance and Other Matters*, to be filed with the Commission within 120 days after the conclusion of the fiscal year ended December 31, 2011 pursuant to General Instructions G(3) of Form 10-K and is incorporated herein by reference.

Item 11. *Executive Compensation*

Information required by Item 11 will be included in our definitive Proxy Statement under the caption *Executive Compensation Discussion and Analysis, Executive Compensation Detail, Compensation Committee Interlocks and Insider Participation and the Compensation Committee Report*, to be filed with the Commission within 120 days after the conclusion of the year ended December 31, 2011 pursuant to General Instruction G(3) of Form 10-K and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information required by this item will be included under the caption *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters* and *Equity Compensation Plan*

Information contained in our definitive Proxy Statement to be filed with the Commission within 120 days after the conclusion of the year ended December 31, 2011 pursuant to General Instruction G(3) of Form 10-K and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information required by this item will be included under the caption *Certain Relationships and Related Transactions, and Director Independence* contained in our definitive Proxy Statement to be filed with the Commission within 120 days after the conclusion of the year ended December 31, 2011 pursuant to General Instruction G(3) of Form 10-K and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Information required by this item is included under the caption *Ratification of Independent Auditors* contained in our definitive Proxy Statement to be filed with the Commission within 120 days after the conclusion of our fiscal year ended December 31, 2011 pursuant to General Instruction G(3) of Form 10-K and is incorporated herein by reference.

Part IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Documents filed as part of this report:

1. Consolidated Financial Statements. The following consolidated financial statements of TriQuint Semiconductor, Inc. and its subsidiaries, together with the report thereon of KPMG LLP, required to be filed pursuant to Part II, Item 8 of this Form 10-K, are included in this Annual Report on Form 10-K on pages F-1 through F-35:

Report of Independent Registered Public Accounting Firm;

Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009;

Consolidated Balance Sheets at December 31, 2011 and 2010;

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009;

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2011, 2010 and 2009; and

Notes to Consolidated Financial Statements.

2. *Consolidated Financial Statement Schedule.* The following consolidated financial statement schedule of TriQuint Semiconductor and its subsidiaries required to be filed pursuant to Part IV, Item 15 of this Form 10-K, is included in this Annual Report on Form 10-K on page S-1:

Schedule II—Consolidated Valuation and Qualifying Accounts; and

Report and Consent of Independent Registered Public Accounting Firm.

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

3. *Exhibits.* In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about TriQuint or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other party or parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a means of allocating the risk to one of the parties if those statements prove to be inaccurate;
- may have been qualified by disclosures that were made to the other party or parties in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a manner that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or other date or dates that may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about TriQuint may be found elsewhere in this Annual Report on Form 10-K and in TriQuint's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation, incorporated herein by reference to the corresponding exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended June 27, 2009 filed with the SEC on August 4, 2009.
3.2	Second Amended and Restated Bylaws of Registrant incorporated herein by reference to the corresponding exhibit to the Registrant's Quarterly Report on form 10-Q (File No. 000-22660) for the period ended June 27, 2009 filed with the SEC on August 4, 2009.
4.1	Preferred Shares Rights Agreement, dated as of June 30, 1998 between Registrant and ChaseMellon Shareholder Services, L.L.C., including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively, incorporated herein by reference to the corresponding exhibit to the Registrant's Current Report on Form 8-A (File No. 000-22660) as declared effective by the SEC on July 24, 1998, as amended and restated by the Amended and Restated Rights Agreement, dated as of June 23, 2008, between TriQuint Semiconductor, Inc. and American Stock Trust & Transfer Company, LLC, as Rights Agent (as assignee of Mellon Investor Services LLC) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 24, 2008), as amended and terminated dated as of March 12, 2010 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 15, 2010).
10.18+	1996 Stock Incentive Program and forms of agreement thereunder, as amended on March 4, 2008 incorporated herein by reference to the corresponding exhibit to the Registrant's Annual Report on form 10-K (File No. 000-22660) for the year ended December 31, 2007 filed with the SEC on March 11, 2008.
10.19	Form of Indemnification Agreement executed by Registrant and its officers and directors pursuant to Delaware reincorporation, incorporated herein by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form 8-B (File No. 000-22660) as declared effective by the SEC on February 18, 1997.
10.2+	Automatic Stock Option Grant Program for Eligible Directors Under the TriQuint Semiconductor Corporation 2009 Incentive Plan incorporated herein by reference to the corresponding exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended June 27, 2009 filed with the SEC on August 4, 2009, as amended incorporated herein by reference to the corresponding exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended October 1, 2011 filed with the SEC on November 3, 2011.
10.22+	1998 Nonstatutory Stock Option Plan incorporated herein by reference to the corresponding exhibit to Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended September 30, 2003 filed with the SEC on November 4, 2003.
10.3+	Form of Option Grant Notice and Stock Option Agreement under the TriQuint Semiconductor Corporation 2009 Incentive Plan, as amended, incorporated herein by reference to the corresponding exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended July 2, 2011 filed with the SEC on August 4, 2011.
10.37	Sawtek Inc. Second Stock Option Plan, incorporated herein by reference to the corresponding exhibit to the Registrant's Registration Statement on Form S-8 (File No. 333-65850) as declared effective by the SEC on July 25, 2001.
10.38	Sawtek Inc. Stock Option Plan for Acquired Companies, incorporated herein by reference to Exhibit 4.6 to the Registrant's Registration Statement on Form S-8 (File No. 333-65850) as declared effective by the SEC on July 25, 2001.

Exhibit No.	Description
10.40*	Amended Sale and Transfer Agreement between Infineon Technologies AG, Infineon Technologies North America Corp., Registrant and TriQuint GmbH dated as of April 29, 2002, incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 000-22660) filed with the SEC on July 15, 2002.
10.41+	Letter Agreement dated June 28, 2002 between Registrant and Ralph G. Quinsey, incorporated herein by reference to the corresponding exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended June 30, 2002 filed with the SEC on August 13, 2002.
10.45+	Letter Agreement dated April 9, 2004 between Registrant and Todd A. DeBonis, incorporated herein by reference to the corresponding exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended March 31, 2004 filed with the SEC on May 10, 2004.
10.46+	TriQuint Semiconductor, Inc. Nonqualified Deferred Compensation Plan, incorporated herein by reference to the corresponding exhibit to the Registrant's Current Report on Form 8-K (File No. 000-22660) filed with the SEC on November 2, 2004.
10.48*	Purchase and Sale Agreement by and between TriQuint Optoelectronics, Inc. and Anthem Partners, LLC, dated as of March 7, 2005, incorporated herein by reference to the corresponding exhibit to the Registrant's Annual Report on Form 10-K (File No. 000-22660) for the year ended December 31, 2005 filed with the SEC on March 15, 2005.
10.49	Asset Purchase Agreement by and between Registrant and CyOptics, Inc., incorporated herein by reference to the corresponding exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended March 31, 2005 filed with the SEC on May 11, 2005.
10.52+	Letter Agreement dated June 9, 2006 between Registrant and Timothy A. Dunn, incorporated herein by reference to the corresponding exhibit to the Registrant's Current Report on Form 8-K (File No. 000-22660) filed with the SEC on July 13, 2006.
10.54+	2007 Employee Stock Purchase Plan, as amended and incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended July 2, 2011 filed with the SEC on August 4, 2011, as amended and incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended October 1, 2011 filed with the SEC on November 3, 2011.
10.55+	Employment Agreement dated September 12, 2007 between Registrant and Steven J Buhaly, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-22660) for filed with the SEC on September 17, 2007.
10.56+	TriQuint Semiconductor, Inc. Change in Control Policy, dated November 8, 2007 as amended on March 4, 2008, incorporated herein by reference to Exhibit 10.1 to the Registrant Current Report on Form 8-K (File No. 000-22660) filed with the SEC on March 10, 2008.
10.57	Agreement and Plan of Merger between TriQuint Semiconductor Inc, ML Acquisition, Inc and WJ Communications, Inc. dated as of March 9, 2008 incorporated herein by reference to the corresponding exhibit to the Registrant's Annual Report on form 10-K (File No. 000-22660) for the year ended December 31, 2007 filed with the SEC on March 11, 2008.
10.58+	Employment Agreement dated as of May 30, 2008 by and between TriQuint Semiconductor, Inc. and Steven R. Grant, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 26, 2008.
10.59	Credit Agreement, dated September 30, 2010 by and between TriQuint Semiconductor, Inc, the domestic subsidiaries of the Company, Bank of America, N.A., as administrative agent and lender, and Union Bank, N.A., Wells Fargo Bank, N.A., Bank of the West, BBVA Compass Bank and US Bank as lenders, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 4, 2010.

Exhibit No.	Description
10.60+	TriQuint Semiconductor, Inc. 2008 Inducement Award Program, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended July 2, 2011 filed with the SEC on August 4, 2011.
10.61+	TriQuint Semiconductor, Inc. 2009 Incentive Plan incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended October 1, 2011 filed with the SEC on November 3, 2011.
10.62	Letter dated August 24, 2011 regarding extension of Credit Agreement dated September 30, 2010 by and among TriQuint Semiconductor, Inc, the domestic subsidiaries of the Company, Bank of America, N.A., as administrative agent and lender, and Union Bank, N.A., Wells Fargo Bank, N.A., Bank of the West, BBVA Compass Bank and US Bank, as lenders incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended October 1, 2011 filed with the SEC on November 3, 2011.
21.1±	Subsidiaries of the Registrant
23.1±	Report and Consent of Independent Registered Public Accounting Firm
31.1±	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2±	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
32.1±	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley act of 2002

* Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

± Included in this Report

\+ Management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRIQUINT SEMICONDUCTOR, INC.

Dated: February 27, 2012	By: /s/ RALPH G. QUINSEY **Ralph G. Quinsey** ***President and Chief Executive Officer***
Dated: February 27, 2012	By: /s/ STEVEN J. BUHALY **Steven J. Buhaly** ***Vice President of Finance and Administration, Secretary and Chief Financial Officer***

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ralph Quinsey and Steven Buhaly, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RALPH G. QUINSEY **Ralph G. Quinsey**	President and Chief Executive Officer (Principal Executive Officer)	February 27, 2012
/s/ STEVEN J. BUHALY **Steven J. Buhaly**	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2012
/s/ STEVEN J. SHARP **Steven J. Sharp**	Chairman of the Board	February 27, 2012
/s/ CHARLES SCOTT GIBSON **Charles Scott Gibson**	Director	February 27, 2012
/s/ DAVID H.Y. HO **David H.Y. Ho**	Director	February 27, 2012
/s/ NICOLAS KAUSER **Nicolas Kauser**	Director	February 27, 2012
/s/ WALDEN C. RHINES **Walden C. Rhines**	Director	February 27, 2012
/s/ WILLIS C. YOUNG **Willis C. Young**	Director	February 27, 2012

TRIQUINT SEMICONDUCTOR, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents

Report of Independent Registered Public Accounting Firm F-2
Financial Statements:
Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009 .... F-3
Consolidated Balance Sheets as of December 31, 2011 and 2010 .... F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2011, 2010 and 2009 .. F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009 .... F-6
Notes to Consolidated Financial Statements F-7
Schedule II—Consolidated Valuation and Qualifying Accounts S-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
TriQuint Semiconductor, Inc.:

We have audited the accompanying consolidated balance sheets of TriQuint Semiconductor, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended

December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Portland, Oregon
February 27, 2012

TRIQUINT SEMICONDUCTOR, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year ended December 31,		
	2011	2010	2009
Revenue	$896,083	$878,703	$654,301
Cost of goods sold	574,152	527,865	445,721
Gross profit	321,931	350,838	208,580
Operating expenses:			
Research, development and engineering	146,902	129,248	109,445
Selling, general and administrative	96,779	96,090	78,399
Litigation expense	19,224	9,360	1,159
Settlement of lawsuit	—	—	2,950
Total operating expenses	262,905	234,698	191,953
Income from operations	59,026	116,140	16,627
Other income (expense):			
Interest income	293	376	805
Interest expense	(1,567)	(1,115)	(981)
Foreign currency loss	(262)	(569)	(191)
Recovery (impairment) of investments in other companies	1,363	1,340	(116)
Other, net	119	357	506
Total other (expense) income, net	(54)	389	23
Income before income tax	58,972	116,529	16,650
Income tax expense (benefit)	10,822	(74,308)	405
Net income	$ 48,150	$190,837	$ 16,245
Net income per common share:			
Basic	$ 0.29	$ 1.22	$ 0.11
Diluted	$ 0.28	$ 1.17	$ 0.11
Common equivalent shares:			
Basic	164,256	155,870	149,759
Diluted	172,510	163,486	152,326

See accompanying notes to the consolidated financial statements.

TRIQUINT SEMICONDUCTOR, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 116,305	$192,464
Investments in marketable securities	46,006	31,192
Accounts receivable, net	129,103	138,989
Inventories	151,577	101,457
Prepaid expenses	7,051	7,270
Deferred tax assets, net	11,857	42,327
Other current assets	35,756	32,772
Total current assets	497,655	546,471
Property, plant and equipment, net	469,943	352,188
Goodwill	3,376	3,376
Intangible assets, net	22,732	27,421
Deferred tax assets—noncurrent, net	48,957	32,655
Other noncurrent assets, net	12,605	15,991
Total assets	$1,055,268	$978,102
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 67,812	$ 79,154
Accrued payroll	28,519	35,965
Other accrued liabilities	9,901	12,128
Total current liabilities	106,232	127,247
Long-term liabilities:		
Long-term income tax liability	735	7,350
Other long-term liabilities	11,013	9,486
Total liabilities	117,980	144,083
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Preferred Stock, $0.001 par value, 5,000,000 shares authorized, no shares issued	—	—
Common stock, $0.001 par value, 600,000,000 shares authorized, 166,125,215 shares and 161,463,280 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	166	161
Additional paid-in capital	678,412	622,958
Accumulated other comprehensive income	140	480
Retained earnings	258,570	210,420
Total stockholders' equity	937,288	834,019
Total liabilities and stockholders' equity	$1,055,268	$978,102

See accompanying notes to the consolidated financial statements.

TRIQUINT SEMICONDUCTOR, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance, December 31, 2008	147,356	$147	$521,613	$ 978	$ 3,338	$526,076
Issuance of common stock under plans	5,923	6	20,344	—	—	20,350
Stock-based compensation	—	—	14,608	—	—	14,608
Excess tax benefit from share based compensation	—	—	125	—	—	125
Accumulated other comprehensive loss	—	—	—	(242)	—	(242)
Net income	—	—	—	—	16,245	16,245
Balance, December 31, 2009	153,279	$153	$556,690	$ 736	$ 19,583	$577,162
Issuance of common stock under plans	8,184	8	45,302	—	—	45,310
Stock-based compensation	—	—	17,800	—	—	17,800
Excess tax benefit from share based compensation	—	—	3,166	—	—	3,166
Accumulated other comprehensive loss	—	—	—	(256)	—	(256)
Net income	—	—	—	—	190,837	190,837
Balance, December 31, 2010	161,463	$161	$622,958	$ 480	$210,420	$834,019
Issuance of common stock under plans	4,662	5	29,200	—	—	29,205
Stock-based compensation	—	—	25,786	—	—	25,786
Excess tax benefit from share based compensation	—	—	468	—	—	468
Accumulated other comprehensive loss	—	—	—	(340)	—	(340)
Net income	—	—	—	—	48,150	48,150
Balance, December 31, 2011	166,125	$166	$678,412	$ 140	$258,570	$937,288

See accompanying notes to the consolidated financial statements.

TRIQUINT SEMICONDUCTOR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31, 2011	2010	2009
Cash flows from operating activities:			
Net income	$ 48,150	$ 190,837	$ 16,245
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	66,022	54,658	46,942
Stock-based compensation charges	25,082	17,560	14,185
Deferred income tax expense (benefit)	14,600	(74,982)	—
Other	(1,742)	(893)	109
Changes in assets and liabilities, net of assets acquired:			
Accounts receivable, net	9,886	(50,899)	(9,498)
Inventories	(49,416)	(11,253)	19,027
Other assets	(3,855)	(13,727)	(9,438)
Accounts payable and accrued expenses	(8,160)	13,606	7,687
Net cash provided by operating activities	100,567	124,907	85,259
Cash flows from investing activities:			
Purchase of available-for-sale investments	(80,580)	(59,154)	(77,595)
Maturity / sale of available-for-sale investments	65,766	78,306	78,093
Other	656	2,535	(4,992)
Capital expenditures	(192,384)	(105,760)	(48,557)
Net cash used in investing activities	(206,542)	(84,073)	(53,051)
Cash flows from financing activities:			
Subscription/issuance of common stock, net	29,548	46,523	20,473
Loan commitment fees	(200)	(1,638)	—
Excess tax benefit from stock-based compensation arrangements	468	3,166	125
Net cash provided by financing activities	29,816	48,051	20,598
Net (decrease) increase in cash and cash equivalents	(76,159)	88,885	52,806
Cash and cash equivalents at beginning of period	192,464	103,579	50,773
Cash and cash equivalents at end of period	$ 116,305	$ 192,464	$103,579
Supplemental disclosures:			
Change in timing of payments related to capital expenditures	$ (13,804)	$ 19,880	2,074
Cash paid for income taxes	$ 2,640	$ 725	$ 653

See accompanying notes to the consolidated financial statements.

TRIQUINT SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands unless otherwise noted, except per share amounts)

Note 1. The Company

TriQuint Semiconductor, Inc. (collectively with its wholly owned subsidiaries, the "Company") is a supplier of high performance modules and components for communications applications. The Company provides customers with standard and custom products as well as foundry services. The Company designs, develops and manufactures advanced high-performance radio frequency ("RF") solutions with products designed on various wafer substrates including gallium arsenide ("GaAs"), gallium nitride ("GaN") and piezoelectric crystals such as lithium tantalate ("LiTaO3") and use a variety of high-performance process technologies including heterojunction bipolar transistor ("HBT"), pseudomorphic high electron mobility transistor ("pHEMT"), bipolar high electron mobility transistor ("BiHEMT"), metal-semiconductor field effect transistor ("MESFET"), copper flip ("CuFlip™"), wafer level packaging ("WLP"), surface acoustic wave ("SAW"), temperature compensated surface acoustic wave ("TC-SAW") and bulk acoustic wave ("BAW"). The Company's primary end markets include mobile devices, networks and defense and aerospace systems. The Company's customers include major communication companies worldwide.

Note 2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements for the periods presented include the accounts of the Company and its wholly owned subsidiaries, including TriQuint BV (LLC), TriQuint CV LP, TriQuint Europe Holding Company, TriQuint TFR Inc., TriQuint, Inc., TriQuint S.R.L., TriQuint Semiconductor Texas LP, TriQuint Sales and Design, Inc., TriQuint Semiconductor GmbH, TriQuint Asia Inc., TriQuint Texas General Holding Company, TriQuint Texas Limited Holding Company, TriQuint (Shanghai) Trading Co. Ltd., TriQuint Semiconductor Japan TYK, TriQuint WJ, Inc., TriQuint International Pte. Ltd. Singapore and WJ NEWCO LLC. The Company has no investments in which it exercises significant influence but which it does not control (20% to 50% ownership interest). All intercompany transactions and balances have been eliminated.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable in the circumstances. Examples of such estimates include, but are not limited to, sales returns allowances, inventory lower of cost or market adjustments, restructuring liabilities, income tax valuation allowance, investment impairments, impairments of goodwill and long-lived assets, estimated precious metals reclaim, stock-based compensation, business acquisition earnout liabilities and commitments and contingencies. On a regular basis, the Company reviews its estimates to ensure the estimates appropriately reflect changes in its business or as new information becomes available. Management believes that these estimates are reasonable; however, actual results could materially differ from these estimates.

Revenue Recognition

The Company's revenue is primarily derived from the sale of products in the mobile devices, networks, and defense and aerospace end markets. The Company also receives revenue from foundry services, non-recurring engineering fees and cost-plus contracts for research and development work, which collectively has been less than 10% of consolidated revenue for any period. The Company's distribution channels include direct sales staff, manufacturers' representatives and independent distributors. The majority of the Company's shipments are made directly to its customers. Revenue from the sale of the Company's products is recognized when title to the products pass to the buyer. The Company's product sales include warranty provisions that provide that the products will be free of faulty workmanship or defective materials and that the products will conform to the Company's published specifications or other specifications mutually agreed upon with the customer. The Company's historical warranty claims experience, and its warranty liability, have not been material.

Revenue from the Company's distributors is recognized when the product is sold to the distributor and was as follows:

	Year ended December 31,		
	2011	2010	2009
Revenue from distributors	$81,896	$103,913	$94,919

The Company's distribution agreements provide for selling prices that are fixed at the date of sale, although the Company may elect after the sale to offer price protections which are specific, of a fixed duration and accounted for as a reduction to revenue when offered. Further, the payment obligation is not contingent on reselling the product or further action by the Company. The distributors take title to the product, bear the risks of ownership, the distributor sales have economic substance and the amount of future returns can be reasonably estimated. The Company allows its distributors to return products for warranty reasons and stock rotation rights, within certain limitations and reserves for such instances. If the Company is unable to repair or replace products returned under warranty, the Company will issue a credit for a warranty return. The Company reduces revenue and records allowances for product returns and price protection and stock rotation based on historical experience or specific identification depending on the contractual terms of the arrangement. The revenue allowances have remained approximately consistent as a percentage of revenue and the Company has visibility into the distributors' inventory levels and qualifying sales, and is, therefore, able to reasonably estimate the revenue allowances.

The Company receives periodic reports from customers who use inventory hubs and recognizes revenue when customers acknowledge they have pulled inventory from its hub, the point at which title to the product passes to the customer.

Revenue from foundry services and non-recurring engineering fees is recorded when the service is completed. Revenue from cost-plus contracts is recognized as costs are incurred.

Cash Equivalents

The Company considers all highly liquid debt and other instruments purchased with an original maturity of three months or less to be cash equivalents. These investments include money market funds. Company's cash equivalents were as follows:

	December 31, 2011	December 31, 2010
Cash equivalents	$68,803	$120,042

Marketable Securities and Other Investments

The Company determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. The Company's investment policy sets minimum credit quality criteria and maximum maturity limits on its investments to provide for safety of principal, liquidity and a reasonable rate of return. Investments for which maturity from the balance sheet date is greater than one year are classified as long-term investments in marketable securities. Available-for-sale securities are recorded at fair value, based on current market valuations. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of the securities sold.

At December 31, 2011 and December 31, 2010, the Company's investments consisted of U.S. treasury securities, obligations of U.S. government agencies, corporate debt securities, municipal notes, money market funds, certificates of deposit and other investments. All were classified as available-for-sale.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company establishes an allowance for the trade accounts receivable which represents the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance by performing ongoing evaluations of its customers and their ability to make payments.

The Company determines the adequacy of the allowance based on length of time past due, historical experience and judgment of economic conditions. Additionally, the Company has a credit policy that is applied to potential customers. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Precious Metals Reclaim

The Company uses historical experience to estimate the amount of reclaim on precious metals used in manufacturing at the end of each period applying a lower of average cost or market to determine the reclaim value. The estimated value to be received from precious metal reclaim is included in other current assets.

Inventories

The Company states inventories at the lower of cost or market. The Company uses a standard cost methodology to determine the cost basis for inventories. This methodology approximates actual cost on a first-in, first-out basis. In addition to stating inventory at the lower of cost or market, the Company also evaluates inventory each period for excess quantities and obsolescence. This evaluation, based on historical experience and the Company's judgment of economic conditions, includes identifying those parts specifically identified as obsolete and writing them down, analyzing the last usage date as well as forecasted demand versus quantities on hand and writing down the excess, and identifying and recording other specific write-downs.

Property, Plant & Equipment

Property, plant and equipment is recorded at cost. Rent expense for operating leases is recorded on a straight-line basis over the life of the lease term. If a lease has an escalation clause, the difference between rent expense and rent paid is recorded as deferred rent and is included in accrued liabilities on the consolidated balance sheets.

Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, which are generally as follows: 3 to 7 years for machinery and equipment, furniture and fixtures and computer equipment and software; 5 to 20 years for building improvements; and 39 years for buildings. Leasehold improvements are amortized over the shorter of the estimated life of the asset or the term of the related lease, generally 3 to 10 years. Asset lives are reviewed periodically to determine if they are appropriate and adjustments are made as necessary. Depreciation begins at the time assets are placed in service. Maintenance and repairs are expensed as incurred. The Company incurred depreciation expense as follows:

	Year Ended December 31,		
	2011	2010	2009
Depreciation expense	$59,919	$48,754	$41,535

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over fair value of the net assets of businesses acquired. Other intangible assets consist primarily of patents, developed technology, customer relationships, in-process research and development, and other intangibles with estimable useful lives, ranging from 3 to 15 years at the time of acquisition. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead reviewed at least annually for impairment. In-process research and development ("IPR&D") is amortized or impaired upon completion or abandonment of specific projects. Intangible assets with estimable useful lives are amortized over their respective estimated lives to their estimated residual values.

The Company is required to perform an impairment analysis on its goodwill at least annually, or when events and circumstances warrant. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or in the business climate that could affect the value of a reporting unit or an adverse action or assessment by a regulator. The Company is considered one reporting unit. As a result, to determine whether or not goodwill may be impaired, the Company compares its book value to its market capitalization. If the trading price of the Company's common stock as adjusted for factors such as a control premium is below the book value per share at the date of the annual impairment test or if the average trading price of the Company's common stock is below book value per share for a sustained period, a goodwill impairment test will be performed by comparing book value to estimated market value. If the comparison of book value to estimated market value indicates impairment, then the Company compares the implied fair value of goodwill to its carrying amount in a manner similar to a purchase price allocation for a business combination. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The Company performs this test in the fourth quarter of each year, unless indicators warrant testing at an earlier date.

Research and Development Costs

The Company expenses research and development costs associated with the development of new products and processes when incurred. Engineering and design costs related to revenue on nonrecurring engineering services billed to customers are classified as cost of goods sold.

Litigation

The Company is from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of its business. The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of the probability of a loss and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the effects of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter. To the extent there is a reasonable possibility (within the meaning of ASC 450) that losses could exceed amounts already accrued, if any, and the additional loss or range of loss is able to be estimated, management discloses the additional loss or range of loss.

In some instances, the Company is unable to reasonably estimate any potential loss or range of loss. The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or remains incomplete; the complexity of the facts that are in dispute; the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and/or the often slow pace of litigation.

Shipping and Handling Costs

The Company recognizes amounts billed to a customer in a sale transaction related to shipping and handling as revenue. The costs incurred by the Company for shipping and handling are classified as cost of goods sold.

Advertising Costs

The Company expenses advertising costs as incurred. For 2011, 2010 and 2009, advertising costs were immaterial.

Comprehensive Income

The Company reports all changes in equity that result from transactions and economic events other than transactions with owners in comprehensive income. The components of comprehensive income include unrealized holding gains and losses on available-for-sale investments and unrealized gains and losses on pension obligations which are included as a separate component of stockholders' equity until realized. Comprehensive income was as follows:

	Year ended December 31,		
	2011	2010	2009
Net income	$48,150	$190,837	$16,245
Other comprehensive (loss) income:			
Net unrealized loss on available for sale investments	(3)	(14)	(306)
Net unrealized (loss) gain on pension obligations	(337)	(242)	64
Comprehensive income	$47,810	$190,581	$16,003

Net Income Per Share

Basic net income per share is calculated by dividing the net income for the period by the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing net income for the period by the weighted average number of common shares outstanding during the period, increased by potentially dilutive common shares ("dilutive securities") that were outstanding during the period. Dilutive securities include options granted pursuant to the Company's stock option plans and potential shares related to the Company's Employee Stock Purchase Plan. A reconciliation of the numerators and denominators of the basic and diluted net income per share calculations for 2011, 2010 and 2009 is presented in Note 7.

Income Taxes

The Company is subject to taxation from federal, state and international jurisdictions. A significant amount of judgment is involved in preparing the provision for income taxes and the calculation of resulting deferred tax assets and liabilities.

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between tax and financial reporting. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company uses the with-and-without approach, disregarding indirect tax impacts, for determining the period in which tax benefits for excess share-based deductions are recognized. The utilization of 100% bonus depreciation in 2011 reduced federal and state taxes payable such that the Company did not have significant income taxes payable at December 31, 2011.

The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more-likely-than-not to be realized in future tax returns.

The Company evaluates liabilities for estimated tax exposures in all of its operational jurisdictions. The calculation of the Company's tax liabilities includes addressing uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions in the U.S. and other tax jurisdictions based on recognition and measurement criteria that allow financial statement benefits to be recognized only for tax positions that are more-likely-than-not to be sustained upon tax audit, administrative appeals or final court determination. Changes to the Company's assumptions could cause it to find a revision of estimates appropriate. Such a change in measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

As of December 31, 2011, the Company was not under audit by any income tax authorities. Tax periods within the statutory period of limitations not previously audited are potentially open for examination by the tax authorities. Potential liabilities associated with these years will be resolved when an event occurs to warrant closure, primarily through the completion of audits by the tax jurisdictions and/or the expiration of the statutes of limitation. To the extent audits or other events result in a material adjustment to the accrued estimates, the effect would be recognized during the period of the event. The Company believes that an appropriate estimated liability has been established for potential exposures.

The Company's net unrecognized tax benefits are recorded as a liability in the consolidated balance sheets. To the extent interest and penalties would be assessed by taxing authorities of any underpayment of income taxes, such amounts are accrued and classified as a component of income tax expense on the consolidated statement of income. Realization of the unrecognized tax benefits results in a favorable impact to the effective tax rate.

Foreign Currency Remeasurement

The Company's functional currency for all operations worldwide is the U.S. dollar. For foreign operations with the U.S. dollar as the functional currency, monetary assets and liabilities are remeasured at the period-end exchange rates. Non-monetary assets and liabilities are remeasured using historical rates. Statements of operations for each month are remeasured at the prior month's balance sheet rate which approximates the average exchange rates for the month. See Note 11 for additional information about the Company's foreign currency remeasurement activity.

Impairments of Long-lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset group exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Depending on the asset, fair value is determined by reference to market prices or through discounted cash flow analysis. Assets to be disposed of are separately presented in the consolidated balance sheets and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

In the fourth quarter of 2011, the Company conducted an assessment of the recoverability of its long-lived and intangible assets based on a comparison of the undiscounted cash flows to the recorded carrying value of the long-lived and intangible assets. The results of the impairment analysis did not indicate that the long-lived assets were not recoverable and accordingly, the Company did not record an impairment charge on its long-lived assets for the year ended December 31, 2011. The Company did not record an impairment charge for the years ended December 31, 2009 or 2010.

Stock-Based Compensation

The Company has stock-based employee compensation plans, which are described in Note 14. The Company records compensation expense for all stock-based payment awards made to employees and directors. Compensation expense for the Company's stock-based payments, which includes employee stock options and the Company's Employee Stock Purchase Plan ("ESPP"), is based on estimated fair values at the time of the grant or subscription period, respectively.

The Company estimates the fair value of stock-based payment awards on the date of grant using the Black-Scholes option pricing model which requires a number of assumptions, including the expected lives of stock options, the volatility of the public market price for the Company's common stock and interest rates. Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that are ultimately expected to vest. Stock-based compensation expense recognized during the years ended December 31, 2011, 2010 and 2009 included compensation expense for stock-based payment awards granted from 2006 through the current year, as well those awards granted but not yet vested as of December 31, 2005. The compensation expense for these grants was based on the grant date estimated fair value. Compensation expense for all stock-based payment awards was recognized using the straight-line method over the expected life of the award. As stock-based compensation expense recognized during 2011, 2010 and 2009 was based on awards ultimately expected to vest, the gross expense has been reduced for estimated forfeitures.

Reclassifications

Certain immaterial reclassifications have been made to disclosures of prior year revenue allocations between end markets in Note 17 in order to conform to the current year presentation.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") with regard to the "Presentation of Comprehensive Income." The update is intended to increase the prominence of other comprehensive income in financial statements. The main provisions of the update provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one or two consecutive financial statements. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In a two-statement approach, an entity must present the components of net income and total net income in the first statement. That statement must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option in current GAAP that permits the presentation of other comprehensive income in the statement of changes in equity has been eliminated. The amendments in this update will be applied retrospectively. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Although the Company is still evaluating the impact of this standard, the Company does not believe that its adoption will have a material effect on the Company's financial position, results of operations or cash flows. However, once adopted, the standard will change the presentation of the financial statements.

In September 2011, the FASB issued an ASU with regard to "Testing for Goodwill Impairment." The update is intended to simplify how entities test goodwill for impairment. The amendments in the ASU permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described under current guidance. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years, and interim periods within those years, beginning after December 15, 2011. Although the Company is still evaluating the impact of this standard, the Company does not believe that its adoption will have a material effect on the Company's financial position, results of operations or cash flows.

Note 3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash equivalents, trade receivables, investments and payables. The financial instruments listed in the tables below are measured at fair value and the remaining financial instruments have carrying values that approximate their fair values. The Company accounts for its assets utilizing a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair-value hierarchy:

- Level 1—Quoted prices for identical instruments in active markets;
- Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and
- Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

	Carrying Amount	Total Fair Value	Cash	Fair Value Measurements as of December 31, 2011 Level 1	Level 2	Level 3
Measured on a recurring basis:						
Assets:						
Cash	$ 47,502	$ 47,502	$47,502	$ —	$ —	$ —
Cash equivalents	68,803	68,803	—	40,793	28,010	—
Short-term—marketable securities	46,006	46,006	—	7,501	38,505	—
Non-Qualified Deferred Compensation Plan funds	3,635	3,635	—	3,635	—	—
Total	$165,946	$165,946	$47,502	$ 51,929	$66,515	$ —
Liabilities:						
Earnout payment liability	$ 890	$ 890	$ —	$ —	$ —	$ 890
Non-Qualified Deferred Compensation Plan	3,635	3,635	—	3,635	—	—
Total	$ 4,525	$ 4,525	$ —	$ 3,635	$ —	$ 890

	Carrying Amount	Total Fair Value	Cash	Fair Value Measurements as of December 31, 2010 Level 1	Level 2	Level 3
Measured on a recurring basis:						
Assets:						
Cash	$ 72,422	$ 72,422	$72,422	$ —	$ —	$ —
Cash equivalents	120,042	120,042	—	120,042	—	—
Short-term—marketable securities	31,192	31,192	—	4,822	26,370	—
Non-Qualified Deferred Compensation Plan funds	2,971	2,971	—	2,971	—	—
Total	$226,627	$226,627	$72,422	$127,835	$26,370	$ —
Liabilities:						
Earnout payment liability	$ 1,365	$ 1,365	$ —	$ —	$ —	$1,365
Non-Qualified Deferred Compensation Plan	2,971	2,971	—	2,971	—	—
Total	$ 4,336	$ 4,336	$ —	$ 2,971	$ —	$1,365

The instruments classified as Level 1 are measured at fair value using statement value and quoted market prices. The investments classified as Level 2 were valued using quoted prices for similar instruments in markets that are not active since identical instruments were not available. The Company determines the hierarchy levels at the end of each quarter.

The non-qualified deferred compensation plan provides eligible employees and members of the Board of Directors with the opportunity to defer a specified percentage of their cash compensation. The Company includes the asset deferred by the participants in the "Other noncurrent assets, net" line item of its consolidated balance sheets and the Company's obligation to deliver the deferred compensation in the "Other long-term liabilities" line item on its consolidated balance sheets.

During 2011 and 2010, the Company remeasured the fair value of the Level 3 earnout payment liability and revised its estimate due to the low probability of achieving the earnout target. The changes in estimate resulted in reductions in the liability of $681 and $467 for the years ended December 31, 2011 and 2010, respectively. The changes were recorded to selling, general and administrative expenses and were included as a component of "other" in the cash flows from operating activities. The Company used an income based method to measure the fair value of this liability.

The earnout payment liability resulted from the acquisition of TriAccess Technologies, Inc. ("TA") on September 3, 2009 as more fully described in Note 4 and represented an initial obligation to pay up to $5,000 to the former TA shareholders over three years. Since acquisition, the initial obligation has been reduced to a remaining amount of up to $1,000.

Details of the Level 3 fair value measurements are as follows:

Ending earnout payment liability December 31, 2009	$1,509
Accretion	323
Change in estimate	(467)
Ending earnout payment liability December 31, 2010	$1,365
Accretion	206
Change in estimate	(681)
Ending earnout payment liability December 31, 2011	$ 890

Note 4. Business Combinations

TriAccess Technologies, Inc, ("TA")

On September 3, 2009, the Company completed the acquisition of TA, a provider of Cable TV and Fiber to the Home and RF specific integrated circuits for the amplification of multimedia content, by purchasing 100% of TA's outstanding shares. Details of the purchase price are as follows:

Cash paid at closing, net of cash acquired	$7,984
Estimated earnout payment liability	1,398
Total	$9,382

The earnout payment liability was estimated at its fair value and represented an obligation to pay up to $5,000 to the former TA shareholders, over three years, upon TA product sales meeting certain revenue thresholds. No earnout was paid in 2010 or 2011 because the TA product sales did not meet the thresholds. See Note 3 for a reconciliation of the fair market value of the earnout payment liability since the acquisition occurred.

The Company estimated the fair value of the identifiable intangible assets, which are subject to amortization, using a cash flow based approach discounted with a market discount rate. In-process research and development is considered an indefinite lived asset and will be amortized or impaired upon completion or abandonment of specific projects. All other intangible assets will be amortized over a period of three to five years. Goodwill is calculated as the purchase price in excess of the fair values of TA's assets and liabilities and represents the Company's opportunity to expand its product line into video delivery, a high margin high growth market currently underserved by the Company. The goodwill is not deductible for tax purposes. The purchase price was allocated to TA's assets and liabilities based upon fair values as follows:

Tangible assets acquired, net of cash acquired	$ (4)
Developed technology	3,680
In-process research and development	2,330
Goodwill	3,376
Total	$9,382

The results of operations for the TA business are included in the Company's consolidated statements of income from September 3, 2009 forward. Pro forma results of operations have not been presented for this acquisition because its effect was not material to the Company.

WJ Communications, Inc. ("WJ")

As part of its acquisition of WJ in 2008, the Company committed to a restructuring plan to consolidate facilities in San Jose, California and China and to reduce certain redundant positions in the WJ operations as a result of the acquisition. All payments related to this restructuring were completed during 2011.

The following table summarizes the charges taken and payments made as part of the restructuring plan:

	Personnel	Lease abandonment costs	Total
Balance at December 31, 2009	$ 54	$ 5,117	$ 5,171
Payments	(54)	(4,138)	(4,192)
Accretion	—	139	139
Balance at December 31, 2010	$—	$ 1,118	$ 1,118
Payments	—	(1,118)	(1,118)
Balance at December 31, 2011	$—	$ —	$ —

Note 5. Selected Financial Statement Information

	December 31, 2011	December 31, 2010
Accounts receivable, net:		
Trade accounts receivable	$ 129,149	$ 139,065
Allowance for doubtful accounts	(46)	(76)
	$ 129,103	$ 138,989
Inventories:		
Raw materials	$ 39,821	$ 23,668
Work-in-process	67,258	56,998
Finished goods	44,498	20,791
	$ 151,577	$ 101,457
Other current assets:		
Precious metals reclaim	$ 19,035	$ 22,520
Other	16,721	10,252
	$ 35,756	$ 32,772
Property, plant and equipment, net:		
Land	$ 19,691	$ 19,691
Buildings	93,184	92,769
Leasehold improvements	28,619	13,403
Machinery and equipment	577,262	446,805
Furniture and fixtures	6,535	6,120
Computer equipment and software	44,361	38,849
Assets in process	107,464	92,367
Total property, plant and equipment, gross	877,116	710,004
Accumulated depreciation	(407,173)	(357,816)
Total property, plant and equipment, net	$ 469,943	$ 352,188
Accrued payroll:		
Accrued payroll and taxes	$ 12,602	$ 15,096
Accrued vacation, sabbatical, and sick pay	13,985	12,831
Accrued management incentive program	135	6,538
Self-insurance liability	1,797	1,500
	$ 28,519	$ 35,965

Note 6. Investments in Marketable Securities

As of December 31, 2011 all short-term investments are classified as available-for-sale and have maturity dates of less than one year. All unrealized gains and losses on available-for-sale investments are included in other comprehensive income. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale investments by types and classes of security at December 31, 2011 consisted of the following:

At December 31, 2011	Cost	Net unrealized holding gains	Net unrealized holding losses	Fair Value
Available-for-sale—included in cash equivalents:				
Corporate debt securities	$ 24,010	$—	$—	$ 24,010
Money market funds and other	40,793	—	—	40,793
U.S. government-sponsored enterprise securities	4,000	—	—	4,000
Available-for-sale—included in short-term marketable securities:				
Municipal notes	9,295	—	—	9,295
U.S. treasury securities	7,501	—	—	7,501
U.S. government-sponsored enterprise securities	16,506	—	(1)	16,505
Corporate debt securities	12,704	1	—	12,705
	$114,809	$ 1	$ (1)	$114,809

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale investments by types and classes of security at December 31, 2010 consisted of the following:

At December 31, 2010	Cost	Net unrealized holding gains	Net unrealized holding losses	Fair Value
Available-for-sale—included in cash equivalents:				
U.S. treasury securities	$ 5,500	$—	$—	$ 5,500
Certificates of deposit	325	—	—	325
Money market funds and other	114,217	—	—	114,217
Available-for-sale—included in short-term marketable securities:				
U.S. treasury securities	3,115	—	(2)	3,113
U.S. government-sponsored enterprise securities	26,366	4	—	26,370
Certificates of deposit	1,709	—	—	1,709
	$151,232	$ 4	$ (2)	$151,234

The contractual maturities of investments as of December 31, 2011 and 2010 were all due or callable in one year or less.

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. The Company employs a methodology that reviews specific securities in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the Company's intent and ability to hold the investment and extent to which the fair value is less than cost; the financial health of and business outlook for the issuer; and operational and financing cash flow factors. At December 31, 2011, all unrealized holding losses were considered to be temporary since the Company has the ability and intent to hold the investments until a recovery of fair value. During 2011, 2010 and 2009, the Company did not record any other-than-temporary impairments on its marketable securities.

Note 7. Net Income Per Share

Net income per share is presented as basic and diluted net income per share. Basic net income per share is net income available to common stockholders divided by the weighted average number of common shares outstanding. Diluted net income per share is similar to basic net income per share, except that the denominator includes potential common shares that, had they been issued, would have had a dilutive effect.

The following summarizes the elements included in the calculation of basic and diluted net income per share for 2011, 2010 and 2009:

	Year ended December 31,		
	2011	2010	2009
Net income	$ 48,150	$190,837	$ 16,245
Weighted average shares outstanding—Basic	164,256	155,870	149,759
Dilutive securities	8,254	7,616	2,567
Weighted average shares outstanding—Dilutive	172,510	163,486	152,326
Net income per common share:			
Basic	$ 0.29	$ 1.22	$ 0.11
Diluted	$ 0.28	$ 1.17	$ 0.11

Options and other exercisable convertible securities excluded from the calculation as their effect would have been antidilutive are as follows:

	Year ended December 31,		
	2011	2010	2009
Antidilutive securities	6,174	10,392	23,727

Note 8. Goodwill and Other Acquisition-Related Intangible Assets

The Company performs its annual goodwill impairment test in the fourth quarter of each year, unless indicators warrant testing at an earlier date. During its annual impairment test in the fourth quarter of 2011, the price of the Company's common stock adjusted for a control premium was above its book value and the Company concluded its goodwill was not impaired. In 2010 and 2009, no impairment of goodwill was recorded since the Company's fair value substantially exceeded its carrying value. Information regarding the Company's other acquisition-related intangible assets is as follows:

		December 31, 2011			December 31, 2010		
	Useful Life (Years)	Gross	Accumulated Amortization	Net Book Value	Gross	Accumulated Amortization	Net Book Value
Goodwill		$ 3,376	$ —	$ 3,376	$ 3,376	$ —	$ 3,376
Amortizing intangible assets:							
In-process research and development	3 - 5	850	(270)	580	600	(50)	550
Patents, trademarks and other	4 - 15	49,653	(28,430)	21,223	48,053	(22,547)	25,506
		50,503	(28,700)	21,803	48,653	(22,597)	26,056
Non-amortizing intangible assets:							
In process research and development		929	—	929	1,365	—	1,365
Total intangible assets		51,432	(28,700)	22,732	50,018	(22,597)	27,421
Total goodwill and intangible assets		$54,808	$(28,700)	$26,108	$53,394	$(22,597)	$30,797

Amortization expense of intangible assets was approximately as follows:

	Year ended December 31,		
	2011	2010	2009
Amortization expense	$6,103	$5,904	$5,407

The changes in the gross carrying amount of goodwill and intangible assets are as follows:

	Goodwill and Intangible Assets				
	Goodwill	In process research and development-non-amortizing	In process research and development-amortizing	Patents, trademarks and other	Total
Balance as of December 31, 2009	$3,376	$2,330	$—	$47,388	$53,094
Additions (deductions) during the period	—	(965)	600	665	300
Balance as of December 31, 2010	$3,376	$1,365	$600	$48,053	$53,394
Additions (deductions) during the period	—	(436)	250	1,600	1,414
Balance as of December 31, 2011	$3,376	$ 929	$850	$49,653	$54,808

The Company's patents, trademarks and other intangible assets are being amortized over a period of two to fifteen years. During 2011, a product line that was included in non-amortizing in process research and development ("IPR&D") reached technological feasibility. As a result, the Company transferred $250 to amortizing IPR&D and began amortizing this amount over a period of 3 years. During 2010, two product lines that were included in non-amortizing IPR&D reached technological feasibility. As a result, the Company transferred $600 to amortizing IPR&D and began amortizing this amount over a period of 5 years.

In 2011 and 2010, the Company incurred charges of $186 and $365, respectively, to abandon and write off one and three product lines, respectively, that were included in IPR&D.

During 2011 and 2010, the Company acquired patents for $1,600 and $665, respectively, which will be amortized over a period of eleven and fifteen years, respectively.

Amortization expense related to intangible assets at December 31, 2011 in each of the next five fiscal years and beyond is expected to be as follows:

2012	$ 6,189
2013	5,608
2014	4,319
2015	2,350
2016	996
Thereafter	2,341
	$21,803

Note 9. Bank Line

On September 30, 2010, the Company, the domestic subsidiaries of the Company (the "Guarantors"), Bank of America, N.A., as administrative agent and lender, and Union Bank, N.A., Wells Fargo Bank, N.A., Bank of the West, BBVA Compass Bank and US Bank, as lenders (together with the administrative agent, the "Lenders"), entered into a Credit Agreement (the "Agreement"). The Agreement provides the Company with a three-year unsecured revolving syndicated credit facility of $200,000 maturing on September 30, 2013. On August 24, 2011, the Company extended, with Lender's consent, the maturity date to September 30, 2014. The

Company's obligations under the Agreement are jointly and severally guaranteed by the Guarantors. Upon the occurrence of certain events of default specified in the Agreement, amounts due under the Agreement may be declared immediately due and payable.

The Company may elect to borrow at either a Eurodollar Rate or a Base Rate (each as defined in the Agreement). Eurodollar Rate loans bear interest at an amount equal to the sum of a rate per annum calculated from the British Bankers Association London Interbank Offered Rate ("LIBOR") plus a designated percentage per annum (the "Applicable Rate"). The Applicable Rate for Eurodollar Rate loans is based on the Company's consolidated total leverage ratio (as defined in the Agreement) and is subject to a floor of 2.50% per annum and a cap of 3.00% per annum. Base Rate loans bear interest at a rate equal to the higher of the federal funds rate plus 0.50%, the prime rate of the Lender plus the Applicable Rate or the Eurodollar Base Rate plus 1.0%. The Applicable Rate for Base Rate loans is subject to a floor of 1.50% per annum and a cap of 2.00% per annum. The interest payment date (as defined in the Agreement) will vary based on the type of loan but generally will be quarterly. The Company paid commitment fees, an arrangement fee, upfront fees and a renewal fee pursuant to the terms of the Agreement. The Company will also pay a quarterly fee for any letters of credit issued under the Agreement. All fees associated with the Agreement were capitalized and are being amortized to interest expense using the straight-line method over the remaining term to maturity.

The Agreement contains non-financial covenants of the Company and the Guarantors, including restrictions on the ability to create, incur or assume liens and other debt, make certain investments, dispositions and restricted payments, change the nature of the business, and merge with other entities subject to certain caps as defined in the agreement. The Agreement requires the Company to maintain ratios defined in the Agreement, which include a consolidated total leverage ratio as of the end of any fiscal quarter not in excess of 2.50 to 1.00, a consolidated liquidity ratio of at least 1.25 to 1.00 and a consolidated interest coverage ratio at a minimum of 3.00 to 1.00. The Company is in compliance with these covenants as of December 31, 2011.

At December 31, 2011 and 2010, there were no amounts outstanding under the Agreement. Since there were no borrowings since the inception of the agreement, no interest cost was incurred during 2011 and 2010.

Note 10. Income Taxes

Domestic and foreign pre-tax income for 2011, 2010 and 2009 were as follows:

	Year ended December 31,		
	2011	2010	2009
Domestic	$55,537	$113,145	$10,686
Foreign	3,435	3,384	5,964
	$58,972	$116,529	$16,650

Income tax expense (benefit) for 2011, 2010 and 2009 consisted of the following:

	Year ended December 31,		
	2011	2010	2009
Current:			
Federal	$ (7,138)	$ 634	$ 499
State	3,082	901	217
Foreign	278	(861)	(311)
	(3,778)	674	405
Deferred:			
Federal	13,974	(66,408)	—
State	219	(8,374)	—
Foreign	407	(200)	—
	14,600	(74,982)	—
Net income tax expense (benefit)	$10,822	$(74,308)	$ 405

The actual income tax expense reported for operations is different from that which would have been computed by applying the statutory federal income tax rate to income before income tax. A reconciliation of income tax expense as computed at the U.S. federal statutory income tax rate to the provision for income tax expense (benefit) for 2011, 2010 and 2009 is as follows:

	Year ended December 31,		
	2011	2010	2009
Tax expense (benefit) at United States statutory rate	35.0%	35.0%	35.0%
State income tax, net of federal effect	1.0	0.7	0.9
Change in valuation allowance due to change in judgment regarding the potential to realize deferred tax assets	—	(64.4)	—
Change in valuation allowance due to current year change in deferred tax asset balances	0.2	(32.0)	(14.2)
Foreign income tax	(0.5)	0.1	(5.8)
Costa Rican subsidiary tax holiday	(2.0)	(0.9)	(9.7)
Deemed dividend from foreign subsidiary	—	—	1.5
Stock-based compensation	2.6	0.4	7.0
Business combination	—	—	(1.0)
Reduction of uncertain tax position liability	(11.2)	—	—
Tax credits	(14.8)	(1.8)	—
State apportionment adjustment	7.7	—	—
Other, net	0.4	(0.9)	(11.3)
Effective tax rate	18.4%	(63.8)%	2.4%

Deferred income tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. These temporary differences as of December 31, 2011 and 2010 were as follows:

	December 31, 2011	December 31, 2010
Deferred tax assets:		
Capital research and development expenditures	7,334	10,717
Accrued liabilities	5,112	9,185
Impairment of investment in other companies	5,821	6,310
Inventory	6,220	7,197
Net operating loss carryforwards	50,155	29,052
Research and development, and other credits	18,404	9,786
Stock-based compensation	14,466	9,971
Other	12,008	3,685
Gross deferred tax assets	119,520	85,903
Valuation allowance	(11,522)	(11,391)
Total deferred tax assets	107,998	74,512
Deferred tax liabilities:		
Fixed assets	(47,184)	470
Total deferred tax liabilities	(47,184)	470
Total deferred tax assets, net	$ 60,814	$ 74,982

The Company recorded tax expense of $10,822 for 2011, tax benefit of $74,308 for 2010 and tax expense of $405 for 2009. The 2011 tax expense differs from the statutory rate primarily due to the benefit of federal and state credits and the expiration of the statute of limitations on an uncertain tax position in the current year. The 2010 tax benefit is due to a change in the assessment of the potential to realize deferred tax assets which resulted in the release of valuation allowance. The provision for 2009 does not reflect a benefit for prior year losses due to a full valuation allowance against net deferred tax assets. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more-likely-than-not to be realized. In 2002, the Company determined that a valuation allowance should be recorded against all of its net deferred tax assets. Due to strong results for 2010 and increased confidence that it will continue to generate taxable income into the foreseeable future, the Company's assessment regarding the potential to realize its deferred tax assets changed. This assessment required the Company to exercise significant judgment and make estimates about its ability to generate revenue, gross profit, operating income and taxable income in future periods. The result was the release of a majority of the valuation allowance on the deferred tax assets in 2010. The increase (decrease) in total valuation allowance for the net deferred tax assets for 2011, 2010 and 2009 was $131, $(112,886) and $806, respectively.

During 2011, the Company purchased $3,748 of Business Energy Tax Credits ("BETC") for $2,511, resulting in a net state tax benefit of $171. The aggregate benefit of $1,237 will be recognized in income as the credits are utilized.

At December 31, 2011, the Company had approximately $185,221 of U.S. net operating loss carryforwards available to offset future U.S. taxable income, expiring from 2023 through 2031 if unused; and $190,940 of net operating loss carryforwards for state tax purposes, expiring from 2012 through 2031 if unused. Included in these amounts are WJ and TA net operating losses which are subject to Internal Revenue Code section 382 annual utilization limitations following an ownership change. Of the total U.S. and state net operating losses, $64,122 and $600, respectively, were generated from stock option deductions and are not reflected in the Company's deferred tax assets. When utilized, the benefit will be credited to additional paid-in capital. The Company also had U.S. federal income tax credits of $24,706, of which $4,487 of unrealized tax benefits have not been recorded as a deferred tax asset as it did not meet the more likely than not criteria, and state tax credits of $12,224, of which $4,495 has not been recorded as a deferred tax asset. These federal and state tax credits expire at various dates between 2012 and 2031. Of the total U.S. and state credits, $3,666 and $611, respectively, were generated from stock option deductions and are not reflected in the Company's deferred tax assets. In 2011 and 2010, the federal capital loss carryforward decreased by $1,131 and $727 due to the sale of a capital asset and the expiration of the carryforward period, respectively. The remaining $1,711 of federal capital loss carryforward will offset future capital gains subject to the carryforward period expirations in 2012. The Company continues to maintain a valuation allowance against the tax effect of all capital loss carryforwards and certain net operating loss and credit carryforwards, since management does not believe it is more likely than not that these benefits will be realized in future periods. Specifically, sources of capital gain taxable income were not identified to utilize capital loss carryforwards, and the carryforward period may expire before certain state net operating loss and credit carryforwards are utilized.

U.S. income tax legislation passed at the end of 2010 affected the Company's deferred tax asset balances. The 2010 Tax Relief Act reinstated the R&E credit for two years, through 2011. This resulted in the recognition of an additional $5,519 and $2,009 in deferred tax assets related to federal R&E credits for 2011 and 2010, respectively.

The major jurisdictions in which the Company files include the U.S. and Costa Rica. Tax years beginning in 2006 are subject to examination by taxing authorities, although net operating loss and credit carryforwards from all years are subject to examinations and adjustments for at least three years following the year in which the attributes are used. Due to agreements with the Costa Rican and Singaporean governments, the Company was granted income tax holidays of varying rates through March 2017 and December 2019, respectively. Incentives from these countries are subject to the Company meeting certain employment and investment requirements. The decrease in income tax expense for 2011 and 2010 as a result of the tax holidays were approximately $1,309 and $269, respectively.

No provision has been made for the U.S., state or additional foreign income taxes related to approximately $121,477 of undistributed earnings of foreign subsidiaries which have been, or are, intended to be permanently reinvested outside the U.S. except for existing earnings that have been previously taxed. It is not practicable to determine the U.S. federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested outside the U.S. In the event the foreign subsidiaries repatriate these earnings, the earnings may be subject to U.S. federal and state income taxes and foreign withholding taxes.

The Company's current cash, cash equivalent and short-term investment balances, (consisting of $76,444 in domestic balances and $85,867 in foreign balances) together with cash anticipated to be generated from operations and the balance available on its $200,000 syndicated credit facility, constitute the Company's principal sources of liquidity. The Company believes these sources of liquidity will satisfy its projected working capital, capital expenditure and possible investment needs domestically through the next twelve months. The Company intends to permanently reinvest all foreign earnings except existing earnings that have been previously taxed. The Company is not presently aware of any restrictions on the repatriation of these funds. If these funds were needed to fund the Company's operations in the U.S., they could be repatriated. Repatriation of the Company's foreign funds would require board approval and could result in additional U.S. income taxes and foreign withholding taxes which could be partially offset by net operating losses and/or foreign tax credits. Determining the amount of possible future taxes is not practicable.

The Company's net unrecognized tax benefits totaled $735 and $7,350 as of December 31, 2011 and December 31, 2010, respectively. Net unrecognized tax benefits included no accumulated interest and penalties as of December 31, 2011, and $3,275 as of December 31, 2010. No changes to the unrecognized tax benefits existing as of December 31, 2011 are anticipated within the next twelve months.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for 2011 and 2010, which includes amounts recorded in income taxes payable as well as amounts not recorded in the Company's deferred tax assets and excludes interest and penalties, is as follows:

Balance December 31, 2009	$ 7,790
Reductions for tax positions	(6)
Additions for tax positions	440
Expiration of statute of limitations	(1,953)
Balance December 31, 2010	$ 6,271
Additions for tax positions	11,442
Expiration of statute of limitations	(7,332)
Balance December 31, 2011	$10,381

Note 11. Foreign Currency Exchange

The Company's functional currency for all operations worldwide is the U.S. dollar. For foreign operations with the U.S. dollar as the functional currency, monetary assets and liabilities are remeasured at the period-end exchange rates. Certain non-monetary assets and liabilities are remeasured using historical rates. Statements of operations for each month are remeasured at the prior month's balance sheet rate which approximates the average exchange rates for the month. The Company reported foreign currency loss from remeasurement activity for 2011, 2010 and 2009 as follows:

	Year ended December 31,		
	2011	2010	2009
Foreign currency loss	$(262)	$(569)	$(191)

As of December 31, 2011 and December 31, 2010 the Company had no forward currency contracts outstanding.

Note 12. Commitments and Contingencies

The Company is from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of its business. The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of the probability of a loss and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the effects of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter. To the extent there is a reasonable possibility (within the meaning of ASC 450) that losses could exceed amounts already accrued, if any, and the additional loss or range of loss is able to be estimated, management discloses the additional loss or range of loss.

In some instances, the Company is unable to reasonably estimate any potential loss or range of loss. The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute; the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and/or the often slow pace of litigation.

On July 23, 2009, the Company filed a complaint in the United States District Court for the District of Arizona against Avago Technologies Limited, Avago Technologies U.S., and Avago Technologies Wireless IP (collectively, "Avago"). The Company's complaint seeks a declaration that four of the Avago patents are invalid and that none of TriQuint products infringe upon them. The Company's complaint also alleges that three Avago products infringe upon certain of TriQuint's U.S. patents.

Avago filed an answer and counterclaims on September 17, 2009 denying the patent infringement allegations made by the Company in its complaint, and asserting that the Company's products infringed upon ten of Avago's U.S. patents. Avago's counterclaim asserts that the Company's alleged infringement is willful and seeks unspecified compensatory and enhanced damages and injunctive relief. On October 16, 2009, the Company filed an answer and counterclaims denying Avago's patent infringement allegations and alleges that Avago engaged in anti competitive conduct in violation of U.S. antitrust laws through its acquisition of the bulk acoustic wave BAW business of Infineon Technologies, Inc. ("Infineon") and a series of acquisitions of BAW-related patents from Infineon and other companies, and through other anticompetitive conduct in the market. On March 5, 2010, Avago filed an amended answer and counterclaims asserting violation of the California Uniform Trade Secret Act and, per the court's order, the Company simultaneously filed an amended complaint, answer and counter-claim. Avago's trade secret allegations relate to Infineon information included in Avago's acquisition of Infineon's BAW division and TriQuint's employment of two former Infineon employees. On April 5, 2010, the Company filed an answer to Avago's amended answer and counterclaims, in which the Company denied Avago's allegations regarding violation of the California Uniform Trade Secret Act. Following further motion practice, on August 4, 2010 the Company filed its First Amended complaint and on August 26, 2010, Avago filed its answer and counterclaims expanding its patent and trade secret claims to include copyright infringement. On September 16, 2010, TriQuint submitted its answer, in which the Company denied Avago's allegations. On December 14, 2010, the Court held a claim construction hearing and on January 12, 2011, the Court issued its claim construction ruling. Fact and expert discovery have closed and summary judgment motions by both parties have been filed. Oral argument on summary judgment motions occurred in January of 2012 and a trial date is set for the third quarter of 2012. At this time, the Company does not believe it is possible to estimate the outcome of the litigation or reasonably estimate a possible range of outcomes given the status of the proceeding, the complexities of the facts in dispute and the multiple claims involved. Accordingly, no accrual has been made and in addition, the Company is unable to reasonably estimate any potential loss or range of loss.

On February 28, 2007, a purported derivative action (case no. C-07-0299) was filed in the United States District Court for the District of Oregon, allegedly on behalf of TriQuint, against certain of TriQuint's officers and directors. The case was settled on September 28, 2009 and the Company paid the plaintiffs $2,950. The settlement was expensed during 2009.

Lease Commitments

The Company leases certain equipment, office and manufacturing space under operating leases. Lease terms range from approximately 1 to 10 years, expiring at various dates through 2020 with options to renew at varying terms. Commitments for minimum lease payments under non-cancelable leases as of December 31, 2011 were as follows:

2012	$ 3,426
2013	2,746
2014	1,998
2015	1,647
2016	1,532
Thereafter	4,995
	$16,344

Rent expense under cancelable and non-cancelable operating leases for 2011, 2010 and 2009 was as follows:

	Year ended December 31,		
	2011	2010	2009
Building rent expense	$3,556	$3,102	$3,056

Note 13. Concentration of Credit Risk

Suppliers

The Company currently obtains some components, equipment and services for their products from limited or single sources. The Company purchases these components, equipment and services on a purchase order basis, does not carry significant inventories of components and does not have any long-term supply contracts with these vendors. Access to sufficient capacity from these vendors in periods of high demand may be limited, as the Company often does not account for a significant part of the vendor's business. If the Company were to change any of its sole or limited source vendors, it would be required to requalify each new vendor. Requalification could prevent or delay product shipments that could negatively affect its results of operations. In addition, reliance on these vendors may negatively affect the Company's production if the components, equipment or services vary in reliability or quality. If the Company is unable to obtain timely deliveries of sufficient quantities of acceptable quality or if the prices increase, results of operations could be harmed.

Customers

The Company grants trade credit to its customers, who are primarily foreign manufacturers of wireless communication devices, cable and broadcast television receivers and fiber optic communication devices. The Company performs periodic credit evaluations of its customers and generally does not require collateral; however, in certain circumstances, the Company may require letters of credit or prepayment from its customers. Sales and accounts receivable from customers are denominated in U.S. dollars. The Company has not experienced significant losses related to receivables from these individual customers. The Company purchases credit insurance for the majority of its foreign sales.

Note 14. Stock, Stock Options and Rights

Preferred Stock

The Company has authorized capital of 5,000 shares of $0.001 par value preferred stock. Holders of the preferred stock are entitled to one thousand votes for each share of preferred stock on all matters submitted to a vote of the Company's stockholders. At December 31, 2011, the Company had no shares of preferred stock issued or outstanding.

Common Stock

The Company has authorized capital of 600,000 shares of $0.001 par value common stock. Holders of the common stock are entitled to one vote for each share of common stock on all matters submitted to a vote of the Company's stockholders.

Stock Options

1996 Stock Incentive Program

The 1996 Plan provides for the grant of incentive and non-qualified stock options to officers, outside directors and other employees of the Company or any parent or subsidiary. The Plan was amended in 2002 to provide that options granted thereunder must have an exercise price per share no less than 100% of the fair market value of the share price on the grant date. Further, with respect to any participant who owns a quantity of stock representing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. In 2005, the 1996 Plan was further amended to extend the term of the plan to 2015 and permit the award of restricted stock, restricted stock units, stock appreciation rights, performance shares and performance units in addition to the grant of stock options. In addition, the amendment provided specific performance criteria that the plan administrator may use to establish performance objectives, a formula mechanism that provides for automatic grants to the non-employee chairman of the Board and prohibited (i) repricing any outstanding stock option or stock appreciation right after it has been granted (other than pro rata adjustments to reflect stock dividends and other corporate events) and (ii) canceling any outstanding stock option or stock appreciation right and replace it with a new stock option or stock appreciation right with a lower exercise price, unless approved by the Company's stockholders. The terms of each grant under the Plan may not exceed 10 years. In May 2009, the Company adopted the 2009 Incentive Plan which replaced the 1996 Plan.

2008 Inducement Award Plan

The 2008 Inducement Award Plan provides for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and other stock or cash awards to employees, officers and directors employed by the company or any parent or subsidiary. The options granted thereunder must have an exercise price per share no less than 100% of the fair market value per share on the date of grant. The terms of each grant under the Plan may not exceed 10 years.

2009 Incentive Plan

In May 2009, the 2009 Incentive Plan was approved by the Company's stockholders. The plan replaces the 1996 Plan and provides for the grant of stock options, restricted stock units, stock appreciation rights and other stock or cash awards to employees, officers, directors, consultants, agents advisors and independent contractors of the Company and its subsidiaries and affiliates. The options granted thereunder must have an exercise price per share no less than 100% of the fair market value per share on the date of grant. The terms of each grant under the 2009 Incentive Plan may not exceed 10 years.

The following table presents shares authorized, available for future grant and outstanding under each of the Company's plans at December 31, 2011:

	Authorized	Available	Outstanding
1996 Stock Incentive Program(1)	41,050	921	15,407
1998 Nonstatutory Stock Option Plan (2)	4,000	—	67
Sawtek 2nd Stock Option Plan(1)	2,331	15	—
2008 Inducement Award Plan	1,800	166	1,335
2009 Incentive Plan	19,351	6,354	12,738
Total	68,532	7,456	29,547

(1) Shares are only available for issuance under the 2009 Incentive Plan after reregistration.

(2) Shares will be retired upon cancellation.

Subject to the discretion of the Board of Directors and beginning in 2006, outstanding options granted to new employees under the Plans generally vest and become exercisable at the rate of 25% at the end of the first year, and thereafter at a rate of 6.25% per quarter until fully vested. Options granted to current employees generally become exercisable at the rate of 25% per quarter during either the third or fourth year following the grant, or quarterly over four years, or as approved by the Compensation Committee. All options granted to employees generally expire 10 years after the grant date. Annual option grants to sitting board members generally expire five years after the grant date. Option grants to newly elected board members generally expire ten years after the grant date.

The following summarizes the Company's stock option transactions for 2011, 2010 and 2009:

	Year ended December 31,					
	2011		2010		2009	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	28,436	$ 6.03	30,101	$ 7.96	29,851	$ 9.36
Granted	5,678	$11.94	7,521	$ 7.37	5,772	$ 3.00
Exercised	(2,738)	$ 6.43	(6,360)	$ 5.50	(2,526)	$ 4.38
Forfeitures	(1,829)	$12.51	(2,826)	$31.38	(2,996)	$15.32
Outstanding at end of year	29,547	$ 6.73	28,436	$ 6.03	30,101	$ 7.96
Exercisable at end of year	15,963	$ 5.34	14,208	$ 6.35	18,095	$10.23

The aggregate intrinsic value of options exercised during 2011, 2010 and 2009 was $18,263, $27,539 and $6,992, respectively. Fully vested outstanding options at December 31, 2011 had an aggregate intrinsic value of $8,499, based upon the Company's closing stock price on that date of $4.87 per share. Fully vested outstanding options at December 31, 2010 had an aggregate intrinsic value of $81,045, based upon the Company's closing stock price on that date of $11.69 per share. The aggregate intrinsic value of all outstanding options at December 31, 2011, 2010 and 2009 was $13,519, $166,360 and $35,630, respectively. The Company issues new shares of common stock upon exercise of stock options.

The following table summarizes information concerning stock options outstanding and exercisable at December 31, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding (in thousands)	Weighted-Average Remaining Contractual Life-Years	Weighted-Average Exercise Price	Number Exercisable (in thousands)	Weighted-Average Exercise Price
$ 1.69 – $ 3.50	4,587	6.60	$ 2.31	2,749	$ 2.40
$ 3.51 – $ 5.50	6,884	4.46	$ 4.81	6,487	$ 4.80
$ 5.51 – $ 7.00	5,928	6.36	$ 6.47	4,498	$ 6.46
$ 7.01 – $10.00	6,884	7.20	$ 7.36	1,974	$ 7.77
$10.01 – $13.99	5,264	9.22	$12.54	255	$12.24
$ 1.69 – $13.99	29,547	6.66	$ 6.73	15,963	$ 5.34

The following table summarizes the average estimates the Company used in the Black-Scholes option-pricing model during 2011, 2010 and 2009, to determine the fair value of employee stock options and employee ESPP rights granted during each period:

Stock Options	2011	2010	2009
Risk free interest rates	2.2%	2.6%	1.6%
Expected life in years	4.99 years	4.79 years	4.14 years
Expected dividend yield	—%	—%	—%
Expected volatility	60.2%	60.6%	57.8%
Estimated annualized forfeiture rate	6.8%	7.5%	7.7%

Employee Stock Purchase Plans	2011	2010	2009
Risk free interest rates	0.1%	0.2%	0.6%
Expected life in years	0.5 years	0.5 years	0.5 years
Expected dividend yield	—%	—%	—%
Expected volatility	57.4%	56.3%	88.8%
Estimated annualized forfeiture rate	4%	4%	4%

The Company determines its risk-free rate assumption based upon the U.S. Treasury yield for obligations with contractual lives similar to the expected lives of the Company's option grants and ESPP subscription periods. The expected life represents the weighted average period the options are expected to remain outstanding, based upon historical experience. The dividend yield assumption is based on the Company's historical and anticipated dividend distributions. The expected volatility is based upon a blend of the Company's historical volatility of its stock price and its exchange traded options for the expected life of the award. Forfeitures are estimated based upon historical and anticipated future experience for the expected life of the award. Based upon these assumptions, the Company has estimated the per share weighted-average grant fair value of its options granted during 2011, 2010, and 2009 as follows:

	Year ended December 31,		
	2011	2010	2009
Weighted-average grant fair value	$6.27	$3.86	$1.40

Stock-based compensation expense recognized in 2011, 2010 and 2009 consisted of stock-based compensation expense related to unvested grants of employee stock options and the Company's ESPP. The table below summarizes the stock-based compensation expense for 2011, 2010 and 2009:

	Year ended December 31,		
	2011	2010	2009
Stock-based compensation expense included in cost of goods sold	$ 6,918	$ 4,652	$ 3,492
Operating expenses:			
Research, development and engineering	8,492	6,337	5,685
Selling, general and administrative	9,672	6,571	5,008
Stock-based compensation expense included in operating expenses	18,164	12,908	10,693
Total stock-based compensation expense included in income from operations	$25,082	$17,560	$14,185

As of December 31, 2011, the total future compensation expense related to the current unvested stock options and the ESPP, net of estimated forfeitures, is expected to be approximately $46,074. This expense is expected to be recognized over a weighted average period of approximately 28 months.

Employee Stock Purchase Plan ("ESPP")

The Company also has an ESPP, pursuant to which participating employees authorize the Company to withhold compensation and to use the withheld amounts to purchase shares of the Company's common stock at a discount. In August, 2006, the Company's board of directors amended the ESPP to shorten the look-back period of offerings commencing after November 30, 2006 from two years to six months. Offerings now allow shares to be purchased at 85% of the lower of the fair market value on the first or last day of the six month offering period.

During 2011, 2010 and 2009, the approximate number of shares of the Company's common stock that was purchased under the ESPP was as follows:

	Year ended December 31,		
	2011	2010	2009
Shares purchased	1,924	1,824	3,397

The Company issues new shares of common stock for purchases through the ESPP. The 1998 ESPP expired in December 2007, and the 2007 Employee Stock Purchase Plan (the "2007 ESPP") was approved by the Company's stockholders in May 2007.

The 2007 ESPP went into effect on June 1, 2007 and provides for six month offering and purchase periods. Participants are able to purchase shares at 85% of the lower of the closing sales price of the Company's common stock on the first or last day of the six month purchase period. Approximately 2,000 shares are reserved for issuance under the 2007 ESPP, subject to annual increases commencing January 1, 2008 of the lesser of (i) 3,000 shares, (ii) 1.5% of the number of shares outstanding on the last day of the immediately preceding fiscal year or (iii) an amount determined by the board of directors. As of December 31, 2011, 2,161 shares were reserved for issuance under the 2007 ESPP. The 2007 ESPP will expire in February 2017.

In August 2009, the Company's board amended the 2007 ESPP to change the offering period dates from the first business days of June and December to the first business days of May and November of each year, commencing with the December 2009 offering.

Note 15. Employee Benefit Plans

The Company has a qualified retirement plan under the provisions of Section 401(k) of the Internal Revenue Code covering substantially all employees in the U.S. Participants in this plan may defer up to the maximum annual amount allowable under IRS regulations. Company contributions to the 401(k) Plan were as follows:

	Year ended December 31,		
	2011	2010	2009
401(k) Plan contributions	$4,953	$4,053	$3,426

During the fourth quarter of 2004, the Company's Board of Directors approved a non-qualified deferred compensation plan (the "Compensation Plan"). Under the Compensation Plan, employees who are eligible to participate and members of the Board of Directors, are provided with the opportunity to defer a specified percentage of their cash compensation which the Company will be obligated to deliver on a future date. At the time of deferral, the Company allocates the deferred monies to a trust account that is invested at the participants' election. The amount of compensation to be deferred by each participating employee or board member will be based on elections by each participant and adjusted for any positive or negative investment results from investment alternatives selected by the participant under the Compensation Plan. The liability for the deferred compensation and the value of the funds allocated to the trust by the Company are included on the Company's consolidated balance sheets as follows:

	December 31, 2011	December 31, 2010
Other non-current assets, net:		
Compensation plan funds	$3,635	$2,971
Other long-term liabilities:		
Deferred compensation	$3,635	$2,971

The Company also has a pension obligation related to its German subsidiary, acquired as a result of the Company's purchase of the Infineon Technologies AG, GaAs business in 2002. The pension liability becomes payable when the covered employees reach the age of 60 or 65 and the Company has elected to secure the liability through a reinsurance program paid for by the Company. The Company has included the obligation to deliver the pension obligation in the "Other long-term liabilities" line item on its consolidated balance sheets and the insurance receivables in the "Other noncurrent assets, net." The value of the pension obligation at December 31, 2011 and 2010 was $3,217 and $2,793, respectively. The value of the insurance receivable at December 31, 2011 and 2010 was $3,277 and $3,193, respectively. Additional disclosures have not been included due to the insignificance of the plan.

Note 16. Investments in Other Companies

In previous years, the Company had made a number of investments in small, privately held technology companies in which the Company has held less than 20% of the capital stock or held notes receivable. The Company accounts for all of these investments at cost unless their value has been determined to be other than temporarily impaired, in which case the Company writes the investment down to its estimated fair value. The Company reviews these investments periodically for impairment and makes appropriate reductions in carrying value when an other-than-temporary decline is evident; however, for non-marketable equity securities, the impairment analysis requires significant judgment. During the Company's review, the Company evaluates the financial condition of the issuer, market conditions, and other factors providing an indication of the fair value of the investments. Adverse changes in market conditions or operating results of the issuer that differ from expectation could result in additional other-than-temporary losses in future periods.

In addition, as a result of the sale of its former optoelectronics operations, the Company received as partial consideration $4,500 of preferred stock and an unsecured promissory note from CyOptics for $5,633, that was discounted by $2,292 to reflect the current market rate for similar debt of comparable companies. CyOptics paid $1,599 and $1,480 toward the promissory note during 2011 and 2010, respectively. In 2008, the Company impaired the carrying value of the investment by $2,517. As CyOptics continued to make payments throughout 2011, the carrying value of the investment reached $0 in the first quarter of 2011 and the Company recognized $1,231 in recovery of previously impaired investments.

During 2011 and 2010, the Company recovered $132 and $1,340 from other previously impaired investments as the result of the investments being purchased by other companies. The Company did not record a similar benefit during 2009.

Note 17. Segment Information

The Company follows standards established by the FASB for the reporting by public business enterprises of information about operating segments, products and services, geographic areas and major customers. The method for determining what information to report is based on the way that management organizes the segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision makers are considered to be the senior management team consisting of the President and Chief Executive Officer (the "CEO"), the Chief Financial Officer (the "CFO"), and the Vice President of Worldwide Operations. Results of operations are provided and analyzed at a consolidated level. Key resources, decisions, assessment and management of performance is done at a consolidated level, which is consistent with management's approach to making operating decisions and allocating resources. Thus, the Company has concluded at December 31, 2011 that it has only one reportable operating segment. The Company will re-assess its conclusions at least annually as events and circumstances warrant.

Revenue from the sales of products into the Company's primary end markets (as a percentage of total revenue) was as follows:

	Year ended December 31,		
	2011	2010	2009
Revenue:			
Mobile Devices	71%	68%	67%
Networks	20%	22%	21%
Defense and Aerospace	9%	10%	12%
	100%	100%	100%

Revenue is reported in the geographic area where the sale originates. The Company's Costa Rica facility provides manufacturing services to its U.S. operations and does not generate revenue from external parties. The functional currency for the Costa Rican operations is the U.S. dollar as most material and equipment costs are denominated in the U.S. dollar. The impact of fluctuations of the local Costa Rican currency is not considered significant and the foreign exchange rate is not hedged. Selected financial information by geographical area is summarized below:

	Year ended December 31,		
	2011	2010	2009
Revenue (origin):			
United States	$896,083	$878,703	$654,301
Costa Rica	31,295	25,947	23,252
Eliminations	(31,295)	(25,947)	(23,252)
	$896,083	$878,703	$654,301
Income from operations:			
United States and other	$ 59,026	$116,140	$ 16,627
Costa Rica	3,494	1,766	1,858
Eliminations	(3,494)	(1,766)	(1,858)
	$ 59,026	$116,140	$ 16,627

	December 31, 2011	December 31, 2010
Property, plant and equipment, net:		
United States	$435,423	$321,597
Costa Rica	29,707	26,774
Other	4,813	3,817
	$469,943	$352,188

The Company's products are sold to customers in various countries and shipped to factories around the world. International customer revenue representing approximately 10% or more of the Company's total revenue for each period is as follows:

	Year ended December 31,		
	2011	2010	2009
International customer revenue:			
China	$383,488	$317,547	$225,569
Hong Kong	83,294	89,947	70,480
Other	183,222	144,331	119,957
	$650,004	$551,825	$416,006

There were no other countries from which revenue represented 10% or more of total revenue for the periods presented.

Revenue from customers representing approximately 10% or more of total revenue for each period is as follows (as a percentage of total revenue):

	Year ended December 31,		
	2011	2010	2009
Foxconn Technology Group	35%	25%	20%

Related receivables from customers representing approximately 10% or more of total revenue for each period are as follows (as a percentage of total trade receivables):

	Year ended December 31,		
	2011	2010	2009
Foxconn Technology Group	39%	28%	18%

Note 18. Summarized Quarterly Data (Unaudited)

	Year ended December 31, 2011 Quarters				
	1st	2nd(4)	3rd(5)	4th	Total
	(In thousands, except per share data)				
Revenue	$224,323	$228,785	$215,988	$226,987	$896,083
Gross profit	$ 87,394	$ 92,142	$ 75,356	$ 67,039	$321,931
Net income	$ 12,439	$ 16,565	$ 14,838	$ 4,308	$ 48,150
Net income per common share(1)					
Basic	$ 0.08	$ 0.10	$ 0.09	$ 0.03	$ 0.29
Diluted	$ 0.07	$ 0.10	$ 0.09	$ 0.03	$ 0.28

	Year ended December 31, 2010 Quarters				
	1st	2nd	3rd(2)	4th(3)	Total
	(In thousands, except per share data)				
Revenue	$180,838	$207,478	$236,998	$253,389	$878,703
Gross profit	$ 68,499	$ 85,483	$ 97,959	$ 98,897	$350,838
Net income	$ 13,709	$ 22,459	$112,175	$ 42,494	$190,837
Net income per common share(1)					
Basic	$ 0.09	$ 0.14	$ 0.72	$ 0.27	$ 1.22
Diluted	$ 0.09	$ 0.14	$ 0.69	$ 0.25	$ 1.17

(1) Earnings per share is computed individually for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.

(2) During the third quarter of 2010, the Company recorded a tax benefit of $73,367 due to the release of the valuation allowance.

(3) During the fourth quarter of 2010, the Company received $1,340 for the recovery of a previously impaired investment. The Company also recorded a tax benefit of $4,436 primarily due to the recognition of a deferred tax asset related to R&E credits resulting from a change in the tax legislation that was passed at the end of 2010.

(4) During the second quarter of 2011, the Company recorded a tax benefit of $2,183 resulting from the release of certain liabilities due to the expiration of statute of limitations.

(5) During the third quarter of 2011, the Company recorded a tax benefit of $5,811 resulting from the release of certain liabilities due to the expiration of statute of limitations and the recognition of additional tax credits for 2010 related to R&E spending.

Schedule II

TRIQUINT SEMICONDUCTOR, INC.
CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
For the Years ended December 31, 2011, 2010 and 2009
(in thousands)

Date	Allowance for Doubtful Accounts
Balance at December 31, 2008	$ 20
Additional charged to costs and expenses	77
Write-offs	(13)
Balance at December 31, 2009	$ 84
Additional charged to costs and expenses	54
Write-offs	(62)
Balance at December 31, 2010	$ 76
Additional charged to costs and expenses	20
Write-offs	(50)
Balance at December 31, 2011	$ 46

Exhibit 21.1

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION
TriQuint, Inc.	Florida
TriQuint TFR, Inc.	Oregon
TriQuint Semiconductor GmbH	Germany
TriQuint S.R.L.	Costa Rica
TriQuint Asia, Inc.	Delaware
TriQuint International Ptd. Ltd. Singapore	Singapore
TriQuint Japan TYK	Japan
TriQuint (Shanghai) Trading Company, Ltd.	China
TriQuint Semiconductor Texas, LLC	Texas
TriQuint Sales and Design, Inc.	Delaware
TriQuint Europe Holding Company	Delaware
TriQuint WJ, Inc (f/k/a WJ Communications, Inc.)	Delaware
WJ Newco LLC	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
TriQuint Semiconductor, Inc.:

Under date of February 27, 2012, we reported on the consolidated balance sheets of TriQuint Semiconductor, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011, as contained in the annual report on Form 10-K for the year 2011. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We consent to the incorporation by reference in the registration statements (No. 333-81245 and No. 333-36112) on Form S-3 and (No.333-08891, No. 333-08893, No. 333-02166, No. 333-75464, No. 333-31585, No. 333-48883, No. 333-66707, No. 333-74617, No. 333-81273, No. 333-39730, No. 333-39732, No. 333-61582, No. 333-65850, No. 333-89242, No. 333-102085, No. 333-105701, No. 333-115809, No. 333-120407, No. 333-125269, No. 333-134470, No. 333-143337, No. 333-151192, No. 333-157725, No. 333-159201, No. 333-165549, No. 333-174327, No. 333-177548) on Form S-8 of the Company of our report dated February 27, 2012 with respect to the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Portland, Oregon
February 27, 2012

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Ralph G. Quinsey, certify that:

1. I have reviewed this annual report on Form 10-K of TriQuint Semiconductor, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/S/ RALPH G. QUINSEY

Ralph G. Quinsey
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 27, 2012

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Steven J. Buhaly certify that:

1. I have reviewed this annual report on Form 10-K of TriQuint Semiconductor, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ STEVEN J. BUHALY

Steven J. Buhaly
Chief Financial Officer
(Principal Financial and Accounting Officer)
Date: February 27, 2012

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the Annual Report on Form 10-K of TriQuint Semiconductor, Inc. ("TriQuint") for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof ("the Report"), each of the undersigned officers of TriQuint, hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of TriQuint.

The undersigned have executed this Certification effective as of February 27, 2012.

/s/ RALPH G. QUINSEY

Ralph G. Quinsey
President and Chief Executive Officer
(Principal Executive Officer)

/s/ STEVEN J. BUHALY

Steven J. Buhaly
Chief Financial Officer
(Principal Financial and Accounting Officer)

[THIS PAGE INTENTIONALLY LEFT BLANK]

Supplement to 2011 Financial Highlights

	Year Ended December 31,				
	2007	2008	2009	2010	2011
GAAP GROSS PROFIT	$ 151	$ 186	$ 209	$ 351	$ 322
Adjustment for stock based compensation charges	3	4	3	5	7
Adjustment for charges associated with acquisitions	—	5	4	4	4
NON-GAAP GROSS PROFIT	$ 154	$ 195	$ 216	$ 360	$ 333
GAAP NET INCOME (in thousands)	$ 23	$ (15)	$ 16	$ 191	$ 48
Adjustment for stock based compensation charges	8	12	14	18	25
Adjustment for settlement of lawsuit	—	—	3	—	—
Adjustment for impairment charges	—	36	—	—	—
Adjustment for recovery of investment	—	—	—	(1)	(1)
Adjustment for non-cash tax expense (benefit)	—	—	—	(75)	10
Adjustment for charges associated with acquisitions	8	7	6	5	5
NON-GAAP NET INCOME (in thousands)	$ 39	$ 40	$ 39	$ 138	$ 87
GAAP DILUTED EARNINGS PER SHARE	$0.16	$(0.10)	$0.11	$ 1.17	$ 0.28
Adjustment for stock based compensation charges	0.06	0.08	0.09	0.10	0.15
Adjustment for settlement of lawsuit	—	—	0.02	—	—
Adjustment for impairment charges	—	0.24	—	—	—
Adjustment for recovery of investment	—	—	—	(0.02)	(0.01)
Adjustment for non-cash tax expense (benefit)	—	—	—	(0.45)	0.06
Adjustment for charges associated with acquisitions	0.05	0.05	0.03	0.03	0.03
NON-GAAP DILUTED EARNINGS PER SHARE	$0.27	$ 0.27	$0.25	$ 0.83	$ 0.51



OFFICERS

RALPH G. QUINSEY
President & Chief Executive Officer

STEVEN J. BUHALY
Vice President, Finance & Administration
Chief Financial Officer & Secretary

BRIAN P. BALUT
Vice President, Networks

DEBORAH E. BURKE
Vice President, Human Resources

TODD A. DEBONIS
Vice President, Global Sales
& Strategic Development

TIMOTHY A. DUNN
Vice President

BRUCE R. FOURNIER
Vice President, Business Development

STEVEN R. GRANT
Vice President, Worldwide Operations

JAMES L. KLEIN
Vice President, Defense Products
& Foundry Services

THOMAS MEIER
Vice President,
Mobile Devices Design Engineering

J. DAVID PYE
Vice President, Oregon Operations

GLEN A. RILEY
Vice President & Managing Director,
TriQuint International Pte Ltd

S. SHANE SMITH
Vice President,
Mobile Devices Global Marketing

AZHAR WASEEM
Vice President,
Florida & Costa Rica Operations

HOWARD S. WITHAM
Vice President, Texas Operations

BOARD OF DIRECTORS

STEVEN J. SHARP
Chairman of the Board, TriQuint Semiconductor, Inc.

RALPH G. QUINSEY
President & Chief Executive Officer, TriQuint Semiconductor, Inc.

CHARLES SCOTT GIBSON
Co-Founder & Former President, Sequent Computer Systems

DAVID HO
Chairman, Kiina Group

NICOLAS KAUSER
Retired President, Clearwire International

WALDEN C. RHINES
Chairman of the Board & Chief Executive Officer,
Mentor Graphics Corporation

WILLIS C. YOUNG
Retired Senior Partner, BDO Seidman, LLP

CONTACTS

INVESTOR RELATIONS
Roger Rowe
Phone: 503.615.9189

TRANSFER AGENT COMMON STOCK
American Stock Transfer & Trust Company LLC
59 Maiden Lane, Plaza Level, New York, NY 10038
www.amstock.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
1300 SW Fifth Avenue, Portland, OR 97201

LEGAL COUNSEL
Perkins Coie LLP
1120 NW Couch Street, 10th Floor, Portland, OR 97209

ANNUAL MEETING

The Company's Annual Meeting of Stockholders for the year ended December 31, 2011, will be held on Wednesday, May 2, 2012 at 4:00 (PDT) at the corporate headquarters of TriQuint Semiconductor located in Hillsboro, Oregon.

Corporate Headquarters
2300 NE Brookwood Parkway
Hillsboro, OR 97124
Phone: 503.615.9000 • **Fax:** 503.615.8900
www.triquint.com

TriQuint
SEMICONDUCTOR

2011 Annual Report